AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL   , 1997
                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           DOMAIN ENERGY CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                   1311
     (STATE OR OTHER         (PRIMARY STANDARD
      JURISDICTION              INDUSTRIAL               76-0526147
   OF INCORPORATION OR      CLASSIFICATION CODE       (I.R.S. EMPLOYER
      ORGANIZATION)               NUMBER)          IDENTIFICATION NUMBER)

                                               MICHAEL V. RONCA
     1100 LOUISIANA, SUITE 1500      PRESIDENT AND CHIEF EXECUTIVE OFFICER
        HOUSTON, TEXAS 77002                    P. O. BOX 2511
           (713) 757-5662                    HOUSTON, TEXAS 77252
  (ADDRESS, INCLUDING ZIP CODE, AND   (NAME, ADDRESS, INCLUDING ZIP CODE
          TELEPHONE NUMBER,                           AND
INCLUDING AREA CODE, OF REGISTRANT'S   TELEPHONE NUMBER, INCLUDING AREA
    PRINCIPAL EXECUTIVE OFFICES)          CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

       JAMES L. RICE III, ESQ.               R. JOEL SWANSON, ESQ.
     WEIL, GOTSHAL & MANGES LLP              BAKER & BOTTS, L.L.P.
      700 LOUISIANA, SUITE 1600                  910 LOUISIANA
        HOUSTON, TEXAS 77002                 HOUSTON, TEXAS 77002
           (713) 546-5000                       (713) 229-1234

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

====================================================================================================
                                               PROPOSED MAXIMUM  PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF       AMOUNT TO        OFFERING PRICE      AGGREGATE          AMOUNT OF
SECURITIES TO BE REGISTERED  BE REGISTERED(1)    PER SHARE(1)    OFFERING PRICE(2)  REGISTRATION FEE
----------------------------------------------------------------------------------------------------
Common Stock, $0.01 par
  value...................        --                 --           $103,500,000          $31,364
====================================================================================================

(1) In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.
(2) Estimated solely for the purpose of determining the registration fee.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

******************************************************************************
*                                                                            *
*   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A    *
*   REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED       *
*   WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT    *
*   BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE          *
*   REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT      *
*   CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR   *
*   SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH   *
*   OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR   *
*   QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.               *
*                                                                            *
******************************************************************************

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED          , 1997

                                6,000,000 SHARES

                           DOMAIN ENERGY CORPORATION

                                  COMMON STOCK
                            ------------------------

     All of the shares of Common Stock, $.01 par value per share ("Common Stock"), of Domain Energy Corporation (the "Company") offered hereby (the "Offering") are being sold by the Company. Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price of the Common Stock will be between $13.00 and $15.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. Application will be made for approval for listing of the Common Stock on the New
York Stock Exchange under the symbol "        ."

     SEE "RISK FACTORS" BEGINNING ON PAGE 11 HEREIN FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                 REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                                   UNDERWRITING
                                                    DISCOUNTS    PROCEEDS
                                         PRICE TO      AND          TO
                                          PUBLIC   COMMISSIONS(1)  COMPANY(2)
--------------------------------------------------------------------------------
Per Share..............................      $          $           $
--------------------------------------------------------------------------------
Total..................................      $          $           $
--------------------------------------------------------------------------------
Total Assuming Full Exercise of
  Over-Allotment Option(3).............      $          $           $
================================================================================
(1) See "Underwriting."
(2) Before deducting expenses estimated at $1,000,000, which are payable by the Company.
(3) Assuming exercise in full of the 30-day option granted by the Company to the Underwriters to purchase up to 900,000 additional shares, on the same terms, solely to cover over-allotments. See "Underwriting."
                            ------------------------

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to withdraw, cancel, modify or reject orders in whole or in part. It is expected that delivery of the Common Stock will be made in New
York City on or about          , 1997.

                            ------------------------

PAINEWEBBER INCORPORATED
                        PRUDENTIAL SECURITIES INCORPORATED
                                                   MORGAN KEEGAN & COMPANY, INC.
                            ------------------------

                 THE DATE OF THIS PROSPECTUS IS          , 1997

                                [GRAPHICS HERE]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANS- ACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND THE NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. CERTAIN TERMS RELATING TO THE OIL AND GAS BUSINESS ARE DEFINED IN THE "GLOSSARY" SECTION OF THIS PROSPECTUS. UNLESS THE CONTEXT INDICATES OTHERWISE, REFERENCES IN THIS PROSPECTUS TO "DOMAIN" OR THE
"COMPANY" ARE TO DOMAIN ENERGY CORPORATION, A DELAWARE CORPORATION, AND ITS SUBSIDIARIES. UNLESS THE CONTEXT INDICATES OTHERWISE, THE DISCUSSION IN THIS PROSPECTUS REFLECTS A 754-FOR-ONE STOCK SPLIT TO BE EFFECTED IMMEDIATELY PRIOR TO CONSUMMATION OF THE OFFERING AND ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WITH RESPECT TO THE OFFERING IS NOT EXERCISED. UNLESS OTHERWISE INDICATED, THE PRO FORMA INFORMATION PRESENTED IN THIS PROSPECTUS GIVES EFFECT TO THE ACQUISITION, THE FUNDS ACQUISITION AND THE MICHIGAN DISPOSITION (AS SUCH TERMS ARE DEFINED BELOW), THE PURCHASE OF COMMON STOCK BY THE COMPANY'S EMPLOYEES IN 1997 AND THE APPLICATION OF THE NET PROCEEDS OF THE OFFERING AS DESCRIBED IN "USE OF PROCEEDS." THE ESTIMATES OF THE COMPANY'S PROVED RESERVES AS OF DECEMBER 31, 1996 SET FORTH IN THIS PROSPECTUS ARE BASED ON THE REPORTS OF DEGOLYER AND MACNAUGHTON AND, IN THE CASE OF THE COMPANY'S WEST DELTA 30 FIELD AND FORMER MICHIGAN PROPERTIES, OTHER THIRD-PARTY PETROLEUM ENGINEERS. UNLESS OTHERWISE INDICATED, THE OPERATING AND RESERVE DATA SET FORTH HEREIN DOES NOT INCLUDE THE RESERVES OR RESERVE VALUE ATTRIBUTABLE TO THE COMPANY'S INDEPENDENT PRODUCER FINANCE PROGRAM.

                                  THE COMPANY

     Domain is an independent oil and gas company engaged in the exploration, development, production and acquisition of domestic oil and natural gas properties, principally in the Gulf Coast region. The Company complements these activities with its Independent Producer Finance Program (the "IPF Program") pursuant to which it invests in oil and natural gas reserves through the acquisition of term overriding royalty interests. The Company's future growth will be driven by development, exploitation and exploration drilling on its existing properties, by the continuation of an opportunistic acquisition strategy in the Gulf Coast region and by further expansion of the IPF Program.

     The Company was formed in December 1996 by the management of Tenneco Ventures Corporation and an affiliate of First Reserve Corporation to acquire (the "Acquisition") Tenneco Ventures Corporation and certain of its affiliates (collectively, "Tenneco Ventures"). Senior management of the Company established Tenneco Ventures in 1992 as a separate business unit of its former parent, Tenneco Inc. ("Tenneco"), to engage in exploration and production, oil and gas program management, producer finance and related activities. All of the Company's executive officers are veterans of the Tenneco organization, and 11 of the Company's 19 technical personnel have Tenneco Oil Company backgrounds. Approximately 90% of the Company's employees, including all of its management, have purchased shares of Common Stock in the Company.

     During the last four years, the Company has grown primarily through the opportunistic acquisition of Gulf of Mexico properties and the subsequent development, exploitation and exploration of these properties, resulting in substantial increases in its reserves and production. The Company believes that its acquisition costs, lease operating costs and net general and administrative costs on a per Mcfe basis are low relative to other companies operating principally in the Gulf Coast region. From 1994 through 1996, the Company completed 11 acquisitions aggregating $106.9 million, with an average cost of proved reserves estimated at the time of acquisition of $0.48 per Mcfe. Eight of the 11 acquisitions were Gulf Coast region properties. In 1996 the Company achieved a lease operating expense of $0.44 per Mcfe of production and a net general and administrative expense (excluding Tenneco overhead allocations) of $0.12 per Mcfe of production.

     The Company's pro forma estimated net proved reserves as of December 31, 1996 were 153.8 Bcfe, and its pro forma average daily production during 1996 was
85.6 MMcfe, each of which represents a twelvefold increase from levels in 1993. Approximately 60% of these reserves were natural gas, and approximately 67% of proved reserves were classified as proved developed producing. On a pro forma basis as of December 31, 1996, the Company had a PV-10 Reserve Value of $213.0 million, which does not include reserve value attributable to the IPF Program.

     Through the IPF Program, the Company complements its exploration and production activities by providing capital to independent producers in return for term overriding royalty interests in oil and gas properties owned by such producers. From inception through December 31, 1996, the IPF Program has generated an average return on net assets in excess of 20%. In addition, the Company believes that the IPF Program offers a lower level of reserve, production and price risk than that associated with working interest ownership. From inception through December 31, 1996, the Company completed 40 transactions under its IPF Program. At December 31, 1996, based on Company estimates and assuming prices of $2.10 per Mcf of natural gas and $21.00 per Bbl of oil, the net present value attributable to IPF Program assets was $25.0 million.

     The Company generated earnings before interest, taxes and depreciation and amortization ("EBITDA") plus IPF Program return of capital of $41.6 million in 1996, $27.6 million in 1995 and $8.7 million in 1994. IPF Program return of capital was $4.6 million in 1996, $2.6 million in 1995 and $3.5 million in 1994. The Company's 1996 pro forma EBITDA plus IPF Program return of capital was $59.2 million.

     The Company's Board of Directors has authorized a capital budget of $125.0 million for 1997. These planned expenditures consist of $23.0 million for development and exploitation expenditures on the Company's existing Gulf Coast region properties, $6.0 million for exploratory drilling, $36.0 million for IPF Program investments and $60.0 million for acquisitions in the Company's core operating area, $30.0 million of which is pending. See " -- Pending Transactions -- The Funds Acquisition."

BUSINESS STRATEGY

     The Company's objective is to maximize shareholder value by growing reserves, production, cash flow and earnings through the opportunistic acquisition of Gulf Coast region properties with underexploited value. The Company applies 3-D seismic and other advanced technologies to development, exploitation and exploration. These activities are complemented by the continued expansion of the IPF Program. Fundamental to the execution of the Company's strategy is its foundation of experienced technical talent strengthened by a high level of financial, transactional and risk-management expertise resulting, in part, from the former association of the Company and its employees with Tenneco.

     GEOGRAPHIC FOCUS. The Company concentrates its primary oil and gas activities in the Gulf Coast region, specifically in state and federal waters off the coast of Texas and Louisiana. The Company believes this region remains attractive for future development, exploration and acquisition activities. This is due to the availability of seismic data, significant reserve potential and a well developed infrastructure of gathering systems, pipelines and platforms with ready access to drilling services and equipment in the region. In addition, the Company's relationships with major oil companies and independent producers operating in the region allow continued access to new opportunities. This geographic focus has enabled the Company to build and utilize a base of region-specific geological, geophysical, engineering and production expertise. The Company's geographic focus allows it to manage a large asset base with relatively few employees, thus permitting the Company to control expenses and add Gulf of Mexico production at a relatively low incremental cost.

     ACQUISITION OF PROPERTIES WITH UNDEREXPLOITED VALUE. The Company employs an acquisition strategy targeted primarily at purchases of Gulf Coast region producing properties from major oil companies and large independents. These properties provide opportunities to increase reserves, production and cash flow through development and exploitation drilling and lease operating expense reduction. The Company manages its acquired properties by working proactively with its joint interest partners to accelerate development, identify exploitation opportunities and implement cost controls on these properties.

     DEVELOPMENT, EXPLOITATION AND EXPLORATION. The Company integrates its reservoir and production engineering expertise with its geologic and seismic interpretation abilities to enhance the results of its exploration and production business. The Company applies workovers, recompletions, secondary recovery operations and other production enhancement techniques on its existing properties to increase recoverable reserves, production and cash flow. Additionally, the Company uses advanced technology in both its development and exploration activities to reduce drilling risks and finding costs and to prioritize its drilling prospects based on return potential. The Company's ability to obtain 3-D seismic data and its balanced integration of reservoir and production engineering with such data allows it to identify multiple development and exploratory prospects in mature producing fields that were not identified through earlier technologies. The Company currently employs six geoscientists with an average experience level of more than 16 years and operates two geophysical workstations interpreting 3-D seismic data over twelve fields and six exploratory programs. The Company intends to expand its geoscience team in 1997.

     The Company has assembled a multiyear inventory of development, exploitation and exploratory drilling opportunities in the Gulf Coast region and has identified more than 70 drilling and recompletion opportunities for 1997. Most of the properties comprising this inventory are located in fields that have well-established production histories. The Company believes these properties may yield significant additional recoverable reserves through the application of advanced exploration and development technologies. The Company participated in the drilling of nine development wells and 33 exploratory wells in 1996, of which 78% and 61%, respectively, were successful.

     CONTINUED EXPANSION OF THE IPF PROGRAM. The Company has leveraged its expertise in oil and gas reserve appraisal and evaluation to develop and grow the IPF Program. The Company believes this program offers an attractive risk/reward balance and stable earnings. The oil and gas companies that establish a relationship with the Company through the IPF Program often come to view the Company as a prospective working interest partner for their drilling or acquisition projects. Management believes that the investment opportunities, market information and business relationships generated as a result of the IPF Program provide the Company with a strategic advantage over other independent oil and gas companies that are not engaged in this business. As a result of the Company's efficiency in originating and closing IPF Program transactions in the $0.5 to $5.0 million range, the Company currently encounters only limited competition from alternate sources of capital for investment in quality properties and projects of independent oil and gas companies.

     The Company closed six IPF Program transactions in the first quarter of 1997 for an aggregate of $9.1 million. In addition, the Company is currently evaluating over 30 transactions, all of which satisfy the Company's initial screening criteria. The Company has budgeted $36.0 million for investment in IPF Program transactions in 1997.

PENDING TRANSACTIONS

     THE FUNDS ACQUISITION. The Company previously sponsored and managed two oil and gas investment programs (collectively, the "Funds") for institutional investors. The Company has reached an agreement with the investors in the Funds to acquire certain property interests from such investors upon consummation of the Offering (the "Funds Acquisition"). These property interests are primarily located in the Gulf Coast region and have combined proved reserves of 33.0 Bcfe. Furthermore, these interests include 17,821 net undeveloped leasehold acres with 3-D seismic-based exploration potential. The Company expects to acquire these property interests at an aggregate cost of $30.0 million, effective January 1, 1997, for a unit cost of $0.65 per Mcfe of net proved reserves. The Funds Acquisition will provide the Company with a larger interest in certain of its existing properties, including the West Delta 30 Field in the Gulf of Mexico.

     THE MICHIGAN DISPOSITION. The Company has substantially completed negotiations and expects to close the sale of its interests in a natural gas development project located in northwestern Michigan (the

"Michigan Development Project") in the near future. The Company views this transaction (the "Michigan Disposition") as a disposition of non-core assets and a further enhancement of its focus on the Gulf Coast region. The aggregate sales price including assumption of debt is expected to be $32.2 million net to the Company's interest. Upon consummation of the transaction, the Company will sell 28.8 Bcfe of proved reserves as of December 31, 1996 (of which 3.3 Bcfe were proved developed producing as of December 31, 1996) and interests in a pipeline company and a processing company.

DEVELOPMENT, EXPLOITATION AND EXPLORATION PROJECTS

     RABBIT ISLAND FIELD. In 1993 the Company purchased a 25% interest in the Rabbit Island Field located in Louisiana state waters. The field has produced in excess of 1.2 Tcf of gas and 46 MMBbls of oil. A 105 square-mile 3-D survey was interpreted in 1993, and six of seven wells drilled since that time have been successful, discovering 34.3 Bcfe of gross proved reserves (7.2 Bcfe net to the Company's interest). The Company, Texaco Exploration and Production Inc. ("Texaco") and Shell Offshore Inc. ("Shell") are conducting a joint field study to delineate additional exploitation opportunities in this field. This study is expected to be completed in the third quarter of 1997. The preliminary results of the study indicate at least 25 potential exploitation opportunities.

     WEST DELTA 30. In 1995 the Company purchased a 70% working interest in the West Delta 30 Field in the Gulf of Mexico from Shell and initiated an integrated geological, geophysical and 3-D seismic study in the first half of 1996. As a result of this study, the Company identified eight additional development drilling locations and three deeper pool prospects that the Company believes have significant exploratory potential. Based on the Company's proposal, Exxon Company, U.S.A. ("Exxon"), the operator, has committed to drill a well to test this field's deeper exploratory potential in mid-year 1997 and a development well by year-end 1997.

     MATAGORDA ISLAND 519. In late 1994 the Company purchased 13 producing fields in the Gulf of Mexico from Pennzoil Company ("Pennzoil") for $51.3 million (the "Pennzoil Acquisition"), including the Matagorda Island 519
Field. The Company owns working interests of 17% and 25% in this field, which is operated by Amoco Production Company ("Amoco"). Workover operations on three wells in this field are scheduled to be performed in 1997. Amoco completed such operations on the first well in January 1997, increasing gross production by 10 MMcf per day, a 50% increase in production attributable to the well. The Company believes that significant development and exploratory potential remains in the field. Amoco has purchased a 3-D seismic survey to delineate these opportunities, in which the Company owns a 25% working interest.

     HIGH ISLAND 110/111. The Company purchased its initial interest in this Texaco-operated field as part of the Pennzoil Acquisition and currently holds a 17% working interest. The Company has identified several recompletion zones and two proved undeveloped drilling locations in the field using 3-D seismic data to reinterpret an internal field study. These wells are scheduled to be drilled in 1997.

     MUSTANG ISLAND 846/847. The Company operates and owns a 100% working interest in this field, which it acquired as part of the Pennzoil Acquisition. Although the field was previously not producing and scheduled for abandonment by Pennzoil, the Company initiated a three-well recompletion program on the field shortly after its acquisition resulting in production of 8.8 MMcf per day. The Company has conducted a detailed field study and identified a development location that the Company believes has significant reserve potential. The Company plans to drill this location by mid-year 1997.

     WASSON FIELD. In June 1996 the Company acquired a 34.7% working interest in the Cornell Unit in the Wasson Field in West Texas. Approximately 1.5 billion Bbls of oil have been produced from the San Andres reservoir from which the Cornell Unit produces. The field was initially waterflooded in 1965, and a CO2 flood was initiated in 1985 utilizing the water alternating-gas injection method of enhanced oil recovery. Because the field has been restored to its original pressure as the result of tertiary recovery activities, at year-end 1996 the Company recommended the cessation of CO2 purchases for the next four to five years. This recommendation was adopted by the unit working interest owners. As a result, the Company expects to increase its annual cash flow from the field by $1.9 million. The Company, working with unit operator Exxon, has identified up to 30 infill drilling locations. Furthermore, pressure tests performed recently in an adjoining unit indicate that the upper gas-bearing sands may be produced separately from the oil reservoir. Exxon and the Company plan to test the feasibility of producing these gas-bearing sands in 1997.

                                  THE OFFERING

Common Stock Offered by the            6,000,000 shares
Company..............................
Common Stock to be Outstanding after
  the Offering.......................  13,663,695 shares(1)
Use of Proceeds......................  The net proceeds to the Company of the Offering are expected to
                                       be approximately $77.1 million
                                       ($88.8 million if the
                                       Underwriters' over-allotment
                                       option is exercised in full) and
                                       will be used (i) to pay the
                                       purchase price of the Funds
                                       Acquisition and (ii) to repay
                                       $47.1 of indebtedness
                                       outstanding under the Company's
                                       existing credit facilities. See
                                       "Use of Proceeds."
New York Stock Exchange Symbol.......
------------
(1) Does not include 849,702 shares of Common Stock reserved for issuance pursuant to outstanding options under the Amended and Restated 1996 Stock Purchase and Option Plan for Key Employees of Domain Energy Corporation and Affiliates (the "Stock Purchase and Option Plan"). See
    "Management -- Stock Purchase and Option Plan" and " -- Stock Option Agreements."

   SUMMARY HISTORICAL AND PRO FORMA COMBINED AND CONSOLIDATED FINANCIAL DATA

     The following summary historical financial data is derived from the audited financial statements of the Company as of and for the periods presented. The summary unaudited pro forma data is derived from the Unaudited Pro Forma Combined and Consolidated Financial Statements of the Company included elsewhere in this Prospectus. The unaudited pro forma income statement data and other financial data give effect to (i) the completion of the Acquisition, (ii) the purchase of Common Stock by the Company's employees in 1997, (iii) the completion of the Funds Acquisition and the Michigan Disposition, and (iv) the completion of the Offering, as if all such transactions occurred on January 1, 1996. The unaudited pro forma balance sheet data give effect to (i) the completion of the Funds Acquisition and the Michigan Disposition, (ii) the purchase of Common Stock by the Company's employees in 1997, and (iii) the completion of the Offering, as if all such transactions occurred on December 31, 1996. The pro forma financial data is not necessarily indicative of actual results of operations or financial position that would have occurred if these transactions were completed on the indicated dates or of future results of operations. The summary historical and pro forma financial data below should be read in conjunction with "Capitalization," "Unaudited Condensed Pro Forma Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Combined and Consolidated Financial Statements of the Company and the related notes thereto included elsewhere in this Prospectus.

                                                    YEAR ENDED DECEMBER 31,
                                          -------------------------------------------
                                                    PREDECESSOR
                                          -------------------------------   PRO FORMA
                                            1994       1995       1996        1996
                                          ---------  ---------  ---------   ---------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
    Oil and natural gas sales...........  $   5,340  $  34,877  $  52,889    $70,746
    IPF Activities(1)...................      1,417      2,356      4,369      4,369
    Other...............................        283        414         64        (45)
                                          ---------  ---------  ---------   ---------
         Total revenues.................      7,040     37,647     57,322     75,070
                                          ---------  ---------  ---------   ---------
Expenses:
    Lease operating.....................      1,790      7,980     10,962     14,437
    Production and severance taxes......         18        710      1,372      1,492
    Depreciation, depletion and
      amortization......................      3,101     22,692     22,739     21,605
    General and administrative, net.....         52      4,050      8,188      4,696
                                          ---------  ---------  ---------   ---------
         Total operating expenses.......      4,961     35,432     43,261     42,230
                                          ---------  ---------  ---------   ---------
Income from operations..................      2,079      2,215     14,061     32,840
Interest expense, net...................     --         --            470         41
                                          ---------  ---------  ---------   ---------
Income before income taxes..............      2,079      2,215     13,591     32,799
Income tax provision....................      1,105        861      5,551     12,850
Minority interest.......................     --         --           (157)        --
                                          ---------  ---------  ---------   ---------
Net income..............................  $     974  $   1,354  $   8,197    $19,949
                                          =========  =========  =========   =========
Net income per share(2).................                                     $  1.37
Weighted average shares outstanding.....                                      14,513
OTHER FINANCIAL DATA:
    EBITDA(3)...........................  $   5,180  $  24,907  $  36,957    $54,555
    IPF Program return of capital(4)....      3,507      2,638      4,618      4,618
    EBITDA plus IPF Program return of
      capital...........................      8,687     27,545     41,575     59,173
    Net cash provided by operating
      activities........................     12,203     25,687     38,899     48,644
    Capital expenditures................     85,205     43,645     56,876     86,876

                                             AS OF DECEMBER 31, 1996
                                           ---------------------------
                                           SUCCESSOR        PRO FORMA
                                           ----------       ----------
                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
    Cash and cash equivalents...........    $    736         $  4,127
    Property, plant and equipment,
     net................................      88,648           96,176
    IPF Program notes receivable........      21,710           21,710
    Total assets........................     137,126          145,848
    Long-term debt (including current
     maturities)........................      92,675           25,292
    Stockholders' equity................      27,577          106,182
------------
(1) IPF Activities includes income from the Company's IPF Program and the Company's "GasFund" partnership with a financial investor. See "Business and Properties -- Producer Investment Activities."
(2) Net income per share has been computed based on the net income shown above and assuming that the 7,177,682 shares of Common Stock purchased in connection with the Acquisition, the 486,013 shares of Common Stock purchased by the Company's employees in 1997, the 849,702 shares of Common Stock reserved for issuance pursuant to outstanding options under the Stock Purchase and Option Plan, and the 6,000,000 shares of Common Stock to be issued in connection with the Offering were outstanding since January 1, 1996.
(3) EBITDA represents earnings before interest expense, income taxes, depreciation, depletion and amortization. The Company believes that EBITDA may provide additional information about the Company's ability to meet its future requirements for debt service, capital expenditures and working capital. EBITDA is a financial measure commonly used in the oil and gas industry and should not be considered in isolation or as a substitute for net income, operating income, net cash provided by operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Because EBITDA excludes some, but not all, items that affect net income and may vary among companies, the EBITDA calculation presented above may not be comparable to similarly titled measures of other companies.
(4) To more accurately reflect the actual cash flow generated by the Company, IPF Program return of capital is identified separately to allow such cash receipts to be combined with EBITDA.

                    SUMMARY OIL AND NATURAL GAS RESERVE DATA

     The following table summarizes the estimates of the Company's historical and pro forma net proved oil and natural gas reserves as of the dates indicated and the present value attributable to the reserves at such dates. The reserve and present value data as of December 31, 1994, 1995 and 1996 have been prepared by DeGolyer and MacNaughton and other third-party petroleum engineers. See "Business and Properties -- Oil and Natural Gas Reserves." Summaries of the December 31, 1996 reserve reports and the letters of the third-party petroleum engineers with respect thereto are included as Appendix A to this Prospectus. The operating and reserve data set forth below does not include the Company's term overriding royalty interests and associated reserves acquired through the IPF Program.

                                                 AS OF DECEMBER 31,
                                        -------------------------------------
                                                                    PRO FORMA
                                        1994    1995      1996(1)    1996(2)
                                        ---   ---------  ---------  ---------
PROVED RESERVES:
    Natural gas (MMcf)...............   73,399    82,682    89,101     91,182
    Oil and condensate (MBbls).......   4,109     2,197     10,086     10,442
    Total (MMcfe)....................   98,056    95,865   149,617    153,834
    PV-10 Reserve Value (in
      thousands).....................   $61,812 $ 103,931 $ 184,816 $ 213,030
    Percent of proved developed
      producing reserves.............   53.4%     55.0%      63.6%      66.5%
    Reserve Life Index (in
      years)(3)......................   --         4.7x       6.0x       4.9x
RESERVE REPLACEMENT DATA:
    Finding costs (per Mcfe).........   $0.91 $    1.13  $    0.51  $    0.61
    Production replacement
      ratio(4).......................   3,437.5%    222.6%    392.5%    418.6%
------------
(1) Excludes the minority interest attributable to the Michigan Development Project.
(2) Gives effect to the Funds Acquisition and the Michigan Disposition as if such transactions were consummated as of January 1, 1996.
(3) Calculated by dividing year-end proved reserves by annual actual or pro forma production (as applicable) for the most recent year. The Company's Reserve Life Index for 1994 was 34.7 and is excluded from the above table because it reflects the Company's completion of a large acquisition in late 1994 and does not reflect production attributable to that acquisition for a full-year period.
(4) Equals current period reserve additions through acquisitions of reserves, extensions and discoveries, and revisions to prior estimates divided by the production for such period.

                             SUMMARY OPERATING DATA

                                               YEAR ENDED DECEMBER 31,
                                      ------------------------------------------
                                                                       PRO FORMA
                                        1994       1995       1996      1996(1)
                                      ---------  ---------  ---------  ---------
PRODUCTION VOLUMES:
    Natural gas (MMcf)..............      2,334     18,065     21,578     25,714
    Oil and condensate (MBbls)......         83        424        574        920
    Total (MMcfe)...................      2,832     20,609     25,022     31,234
AVERAGE REALIZED PRICES:(2)
    Natural gas (per Mcf)...........  $    1.76  $    1.54  $    1.96  $    2.06
    Oil and condensate (per Bbl)....      14.93      16.76      18.60      19.42
EXPENSES (PER MCFE):
    Lease operating.................  $    0.63  $    0.39  $    0.44  $    0.46
    Production taxes................       0.01       0.03       0.06       0.05
    Depreciation, depletion and
      amortization..................       1.03       1.08       0.91       0.67
    General and administrative,
      net(3)........................       0.23       0.16       0.12       0.15
------------
(1) Gives effect to the Funds Acquisition and the Michigan Disposition as if such transactions were consummated as of January 1, 1996.
(2) Reflects the actual realized prices received by the Company, including the results of the Company's hedging activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Matters -- Hedging Activities."
(3) Includes production attributable to properties managed for the Funds for the periods indicated and excludes fees received from investors and overhead allocations from Tenneco. Including Tenneco allocations, average net general and administrative expenses per Mcfe for the years ended December 31, 1994, 1995 and 1996 would be $0.23, $0.20 and $0.28, respectively.

                                  RISK FACTORS

     THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATE," "BELIEVE," "EXPECT," "PLAN," "INTEND," "SEEK,"
"ESTIMATE," "PROJECT," "WILL," "COULD," "MAY" AND SIMILAR EXPRESSIONS
ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INCLUDE INFORMATION REGARDING OIL AND GAS RESERVES, FUTURE ACQUISITIONS, FUTURE DRILLING AND OPERATIONS, FUTURE CAPITAL EXPENDITURES, FUTURE PRODUCTION OF OIL AND GAS AND FUTURE NET CASH FLOW. SUCH STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, INCLUDING WITHOUT LIMITATION, THE RISKS DESCRIBED UNDER THIS CAPTION "RISK FACTORS." SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES OCCUR, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY AND ADVERSELY FROM THOSE ANTICIPATED, BELIEVED, ESTIMATED OR OTHERWISE INDICATED. CONSEQUENTLY, ALL OF THE FORWARD-LOOKING STATEMENTS MADE IN THIS PROSPECTUS ARE QUALIFIED BY THESE CAUTIONARY STATEMENTS AND THERE CAN BE NO ASSURANCE THAT THE ACTUAL RESULTS OR DEVELOPMENTS ANTICIPATED BY THE COMPANY WILL BE REALIZED OR, EVEN IF SUBSTANTIALLY REALIZED, THAT THEY WILL HAVE THE EXPECTED CONSEQUENCES TO OR EFFECTS ON THE COMPANY OR ITS BUSINESS OR OPERATIONS. THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

VOLATILITY OF OIL AND NATURAL GAS PRICES; MARKETABILITY OF PRODUCTION

     The Company's financial condition, profitability, future rate of growth and ability to borrow funds or obtain additional capital, as well as the carrying value of its oil and natural gas properties, are substantially dependent upon prevailing prices of, and demand for, oil and natural gas. The energy markets have historically been, and are likely to continue to be, volatile, and prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply and demand for oil and natural gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, the actions of the Organization of Petroleum Exporting Countries, domestic and foreign governmental regulations, political stability in the Middle East and other petroleum producing areas, the foreign and domestic supply of oil and natural gas, the price of foreign imports, the price and availability of alternative fuels and overall economic conditions. A substantial or extended decline in oil or natural gas prices could have a material adverse effect on the Company's financial position, results of operations, quantities of oil and natural gas reserves that may be economically produced, carrying value of its proved reserves, borrowing capacity and access to capital. In addition, the marketability of the Company's production depends upon a number of factors beyond the Company's control, including the availability and capacity of transportation and processing facilities, the effect of federal and state regulation of oil and natural gas production and transportation, changes in supply due to drilling by other producers and changes in demand. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISK OF HEDGING ACTIVITIES

     The Company's use of energy swap arrangements to reduce its sensitivity to oil and natural gas price volatility is subject to a number of risks. If the Company's reserves are not produced at the rates estimated by the Company due to inaccuracies in the reserve estimation process, operational difficulties or regulatory limitations, or otherwise, the Company would be required to satisfy its obligations under potentially unfavorable terms. If the Company enters into financial instrument contracts for the purpose of hedging prices and the estimated production volumes are less than the amount covered by these contracts, the Company would be required to mark-to-market these contracts and recognize any and all losses within the determination period. Further, under financial instrument contracts the Company may be at risk for basis differential, which is the difference in the quoted financial price for contract settlement and the actual physical point of delivery price. The Company will from time to time attempt to mitigate basis differential risk by entering into basis swap contracts. Substantial variations between the assumptions and estimates used by the Company in its hedging activities and actual results experienced could materially adversely affect the Company's anticipated profit margins and its ability to manage risk associated with fluctuations in oil and natural gas prices. Furthermore, the fixed price sales and hedging contracts limit the benefits the Company will realize if actual prices rise above the contract prices.

     As of March 15, 1997, on a pro forma basis, approximately 34.0% of the Company's projected 1997 oil production and approximately 41.7% of its projected 1997 natural gas production were committed to hedging contracts. In addition, the Company has hedges in place covering a portion of its projected oil production through the year 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Matters -- Hedging Activities."

RESERVE REPLACEMENT RISKS

     The Company's future performance is dependent upon its ability to identify, acquire and develop additional oil and natural gas reserves that are economically recoverable. Without successful drilling or acquisition activities, the Company's reserves and revenues will decline. No assurances can be given that the Company will be able to identify, acquire or develop additional reserves at an acceptable cost.

     The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and natural gas prices, operating costs, potential environmental and other liabilities and other factors beyond the Company's control. This assessment is necessarily inexact and its accuracy is inherently uncertain. In connection with such an assessment, the Company typically performs, or retains a third party to perform, a review of the subject properties, which review the Company believes is generally consistent with industry practices. This review, however, will not reveal all existing or potential problems, nor will it permit the Company to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. The Company generally assumes preclosing liabilities, including environmental liabilities, in connection with property acquisitions and generally acquires interests in the properties on an "as is" basis. With respect to its acquisitions to date, the Company has no material commitments for capital expenditures to comply with existing environmental requirements. There can be no assurance that any properties acquired by the Company will be successfully developed or produced, and any such properties that are not successfully developed or produced could have a material adverse effect on the Company.

     Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that any new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. In addition, the Company's use of 3-D seismic requires greater pre-drilling expenditures than traditional drilling strategies. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond the Company's control, including economic conditions, mechanical problems, title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment and services. There can be no assurances that any of the Company's future drilling activities will be successful, and unsuccessful drilling activities by the Company may have a material adverse effect on the Company. See "Business and Properties -- Operating Hazards and Drilling Risks."

NON-OPERATOR STATUS

     With the exception of the Mustang Island 846/847 Field and the Company's interests in Michigan, all of the Company's oil and gas properties are operated by others. As a result, the Company has a limited ability to exercise control over operations or the associated costs of such operations. The success of the Company's investment in a drilling or acquisition activity is therefore dependent upon a number of factors that are outside of the Company's control, including the competence and financial resources of the operator. Such factors include the availability of future capital resources of the other participants for the drilling of wells and the approval of other participants of the drilling of wells on the properties in which the Company has an interest. The Company's reliance on the operator and other working interest owners and its limited ability to control certain costs could have a material adverse effect on the realization of expected rates of return on the Company's investment in drilling or acquisition activities.

OPERATING RISKS

     The oil and natural gas business involves a variety of operating risks, including the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures or discharges of toxic gases. Any of these occurrences could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Moreover, offshore operations are subject to a variety of operating risks peculiar to the marine environment, including hurricanes or other adverse weather conditions, more extensive governmental regulation (including regulations that may, in certain circumstances, impose strict liability for pollution damage) and interruption or termination of operations by governmental authorities based on environmental or other considerations. The presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause a drilling or production operation to be unsuccessful, resulting in a total loss of the Company's investment in such operation. Although the Company maintains insurance coverage it believes is customary in the industry for companies of similar size, it is not fully insured against certain of these risks, either because such insurance is not available or because of the high premium costs. The Company does not carry business interruption insurance. There can be no assurance that any insurance obtained by the Company will be adequate to cover any losses or liabilities, or that such insurance will continue to be available or available on terms that are acceptable to the Company. See "Business and Properties -- Operating Hazards and Drilling Risks."

RELIANCE ON ESTIMATES OF OIL AND NATURAL GAS RESERVES

     The reserve data set forth in this Prospectus represent only estimates of DeGolyer and MacNaughton ("DeGolyer"), Netherland, Sewell & Associates, Inc. ("Netherland, Sewell"), and other third-party petroleum engineers. The estimation of reserve data is a subjective process of estimating the recovery of underground accumulations of oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of the available data, the assumptions made, and engineering and geological interpretation and judgment. Estimates of economically recoverable oil and natural gas reserves and future net cash flows therefrom necessarily depend upon a number of variable factors and assumptions, including historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning future oil and natural gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. Any such estimates are therefore inherently imprecise, and estimates by other engineers, or by the same engineers at a different time, might differ materially from those included herein. Actual prices, production, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from those assumed in the estimates, and it is likely that such variances will be significant. Any significant variance from the assumptions could result in the actual quantity of the Company's reserves and future net cash flows therefrom being materially different from the estimates set forth in this Prospectus. In addition, the Company's estimated reserves may be subject to downward or upward revision, based upon production history, results of future exploration and development, prevailing oil and natural gas prices, operating and development costs and other factors. The Company's properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. See "Business and Properties -- Oil and Natural Gas Reserves."

     The present value of future net cash flows set forth in this Prospectus should not be construed as the current market value or the value at any prior date of the estimated oil and natural gas reserves attributable to the Company's properties. In accordance with applicable requirements of the Securities and Exchange Commission (the "Commission"), the estimated discounted future net cash flows from estimated proved reserves are based on prices and costs as of the date of the estimate unless such prices or costs are contractually determined at such date. Actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as actual production, supply and demand for oil and natural gas, curtailments or increases in consumption by natural gas purchasers, changes in governmental regulations or taxation and the impact of inflation on costs. In addition, the 10% discount factor used to calculate the present value of future net cash flows is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and gas industry in general.

CERTAIN RISKS AFFECTING THE COMPANY'S IPF PROGRAM

     The Company's IPF Program involves an up-front cash payment for the purchase of a term overriding royalty interest pursuant to which the Company receives an agreed upon share of revenues from identified properties. The producer's obligation to deliver such revenues is nonrecourse to the producer insofar as the producer generally is not liable to the Company for any failure to meet its payment obligation except for such failures attributable to the producer's failure to operate prudently, title failure or certain other causes within the control of the producer. Consequently, the Company's ability to realize successful investments through its producer finance business is subject to the Company's ability to estimate accurately the volumes of recoverable reserves from which the applicable production payment is to be discharged and the operator's ability to recover these reserves. The Company's interest is believed to constitute a property interest and, therefore, in the event of the producer's bankruptcy or similar event, outside of the reach of the producer's creditors; however, such creditor (or the producer as debtor-in-possession or a trustee for the producer in a bankruptcy proceeding) may argue that the transaction should be characterized as a loan, in which case the Company may have only a creditor's claim for repayment of the amounts advanced. As non-operating interests, the Company's ownership of these production payments should not expose the Company to liability attendant to the ownership of direct working interests, such as environmental liabilities and liabilities for personal injury or death or damage to the property of others, although no assurances can be made in this regard. Finally, as the producer's obligation is only to deliver a specified share of revenues, subject to the ability of the burdened reserves to produce such revenues, the Company bears the risk that future revenues delivered will be insufficient to amortize the purchase price paid by the Company for the interest or to provide any investment return thereon.

     The Company operates the IPF Program through its indirect wholly-owned subsidiary, Domain Energy Finance Corporation ("IPF Company"). IPF Company has a $20.0 million revolving credit facility with a bank (the "IPF Company Credit Facility") pursuant to which it finances a portion of the IPF Program. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- IPF Company Credit Facility."

EFFECTS OF LEVERAGE

     On a pro forma basis as of December 31, 1996, the Company would have had total consolidated indebtedness for money borrowed of approximately $25.3 million (including approximately $19.1 million outstanding under the Company's revolving credit facility with a group of banks (the "Revolving Credit Facility") and approximately $6.2 million outstanding under the IPF Company Credit Facility) and stockholders' equity of approximately $106.2 million. The Company intends to incur additional indebtedness for money borrowed in the future, including in connection with the exploration for, and development, production and acquisition of, oil and natural gas properties. These activities could cause the Company's leverage to increase, which could have important consequences to its stockholders, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes could be impaired in the future; (ii) a substantial portion of the Company's cash flow from operations could be required for the payment of principal and interest on its indebtedness for money borrowed, thereby reducing the funds available to the Company for its operations and other purposes; (iii) the Company may be substantially more leveraged than certain of its competitors, which could place the Company at a competitive disadvantage; and (iv) the Company's substantial degree of leverage could hinder its ability to adjust rapidly to changing market conditions and could make it more vulnerable in the event of a downturn in general economic conditions or its business. In addition, the Company's borrowings are and are expected to continue to be at variable rates, which exposes the Company to the risk of increased interest rates. See " -- Substantial Capital Requirements" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources -- Revolving Credit Facility."

     The Company's ability to make scheduled payments of principal of and to pay interest on, or to refinance, its indebtedness for money borrowed depends upon its future performance and successful strategy implementation, which is subject not only to its own actions but also to general economic, financial, competitive, legislative, regulatory and other factors beyond its control, as well as to the prevailing market prices for oil and natural gas. There can be no assurance that the Company's business will generate sufficient cash flow from operations or that future credit will be available in an amount sufficient to enable the Company to service its indebtedness for money borrowed, or make necessary capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

RESTRICTIVE DEBT COVENANTS

     The Revolving Credit Facility contains covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness or grant liens on its properties, repay other indebtedness, pay dividends, enter into certain investments or acquisitions, repurchase or redeem capital stock, engage in mergers or consolidations, or engage in certain transactions with subsidiaries and affiliates and that will otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect the Company's ability to finance its future operations or capital needs or engage in other business activities that may be in the interests of the Company. In addition, the Revolving Credit Facility requires the Company to maintain a specified minimum tangible net worth and to comply with certain prescribed financial ratios. The ability of the Company to maintain such tangible net worth or to comply with such ratios may be affected by events beyond the Company's control. A breach of any of these covenants or the inability of the Company to maintain such tangible net worth or to comply with the required financial ratios could result in a default under the Revolving Credit Facility. The Company believes that the Company is currently in compliance with the terms of the Revolving Credit Facility. However, in the event of any such default, the lenders thereunder (the "Lenders") could elect to terminate the Company's ability to borrow thereunder, to declare all borrowings outstanding thereunder, together with accrued interest and other fees, to be immediately due and payable, and to exercise foreclosure or other remedies against the Company and its assets. The Revolving Credit Facility is secured by approximately 80% of the aggregate value of the Company's oil and natural gas properties and substantially all of the Company's other property (other than the IPF Program properties), including the capital stock of the Company's operating subsidiaries. Although the remaining approximately 20% of the aggregate value of the Company's oil and natural gas properties is not mortgaged to the Lenders under the Revolving Credit Facility, such properties are nevertheless subject to the restrictions set forth therein, including a prohibition on granting any security interests therein. If the indebtedness under the Revolving Credit Facility were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay such indebtedness in full. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital
Resources -- Revolving Credit Facility."

     The IPF Company Credit Facility restricts the ability of the IPF Company to dividend cash to its parent, Domain Energy Ventures Corporation, or otherwise advance cash to the Company. Consequently, cash generated by the IPF Company may not be available to the Company, whether for repayment of the Revolving Credit Facility or for other purposes. The IPF Company Credit Facility is secured by substantially all of IPF Company's oil and gas interests, including the notes receivable generated therefrom. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital
Resources -- IPF Company Credit Facility."

SUBSTANTIAL CAPITAL REQUIREMENTS

     Historically, the Company has financed its activities primarily with internally generated funds and advances from Tenneco. The Company currently has plans for substantial capital expenditures to continue its exploration, development, production and acquisition activities. In 1997, excluding acquisitions, the Company's budget for capital expenditures and IPF Program investments is $65.0 million. The Company's business plan is dependent upon the Company's ability to obtain financing beyond its internally generated cash flow, for exploring for, developing, producing and acquiring oil and natural gas properties. Management believes that the Company will have sufficient cash provided by operating activities and borrowings under the Revolving Credit Facility to fund planned capital expenditures in 1997. The Revolving Credit Facility limits the amounts the Company may borrow thereunder to amounts determined by the Lenders in their sole discretion, based upon the Lenders' projection of the Company's discounted future net revenues from oil and natural gas properties and other considerations, and restricts the amounts the Company may borrow under other credit facilities. The Lenders may periodically adjust the borrowing base under the Revolving Credit Facility and may require that outstanding borrowings in excess of the borrowing base be repaid within 30 days of the date such excess occurs. All amounts owed under the Revolving Credit Facility are due and payable on December 31, 1999. In addition, the borrowing base under the Revolving Credit Facility is scheduled to be redetermined as of December 31, 1997 and may be reduced substantially from its February 28, 1997 level of $63.3 million and all amounts outstanding in excess of such reduced borrowing base must be paid in full at such date. If revenues or the Company's borrowing base decrease as a result of lower oil and natural gas prices, operating difficulties, declines in reserves or otherwise, the Company's ability to expend the capital necessary to undertake or complete future activities may be significantly limited. No assurances can be given that the Company will have adequate funds available to it under the Revolving Credit Facility to carry out its strategy or that the Company will be able to make any mandatory principal payments required by the Lenders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and " -- Revolving Credit Facility."

CONTROL BY EXISTING STOCKHOLDERS AND POTENTIAL CONFLICTS OF INTEREST

     Upon completion of the Offering, the Company's existing stockholders will own approximately 56.1% the outstanding shares of Common Stock (approximately 52.6% if the Underwriter's over-allotment option is exercised in full). First Reserve Fund VII, Limited Partnership, a Delaware limited partnership ("Fund VII"), the managing general partner of which is First Reserve Corporation, a Delaware corporation ("First Reserve"), individually will own approximately 52.5% of the outstanding shares of Common Stock (approximately 49.3% if the Underwriter's over-allotment option is exercised in full). As a result of such stock ownership, these stockholders, as a group, and Fund VII, individually, will be able to elect all members of the Company's board of directors (the "Board of Directors") and to control the vote on matters submitted to the Board of Directors or stockholders, including, without limitation, matters relating to the Company's exploration, development, capital, operating and acquisition expenditure plans, as well as mergers and other business combinations, asset sales, financings, issuances of securities and other significant transactions.

     Such concentration of ownership of Common Stock may have an adverse effect on the market price of the Common Stock. Conflicts of interest may arise in the future between the Company and First Reserve and its affiliates with respect to, among other things, potential competitive business activities or business opportunities, issuances of additional shares of voting securities, the election of directors or the payment of dividends, if any, by the Company or the exercise by First Reserve, as managing general partner of Fund VII, of its ability to control the management and affairs of the Company. There are no contractual or other restrictions on the ability of First Reserve or its affiliates to engage in oil and gas exploration and production or to pursue other investment opportunities in the energy industry. Circumstances could arise in the future in which the Company and First Reserve or its affiliates engage in activities in competition with one another.

DEPENDENCE ON KEY PERSONNEL

     The Company's operations are dependent upon a relatively small group of management and technical personnel. The loss of one or more of these individuals could have a material adverse effect on the Company. The Company in particular is substantially dependent on the efforts of Michael V. Ronca, its President and Chief Executive Officer. If Mr. Ronca becomes unable or unwilling to continue in his present role, the Company's business, operations and prospects would be adversely affected. In connection with the consummation of the acquisition by the Company of the capital stock of its operating subsidiaries, Mr. Ronca entered into an Employment Agreement with the Company (the "Ronca Employment Agreement"). Under the terms of the Ronca Employment Agreement, Mr. Ronca would be entitled to terminate his employment (i) upon a "Change of Control," which is defined therein as the acquisition by any person or entity, or group thereof, excluding Fund VII and other affiliates of First Reserve of more than 50% of the outstanding voting stock of the Company, or (ii) otherwise for "Good Reason," which is defined therein to include, among other things, material reductions in Mr. Ronca's duties, responsibilities or base salary. See "Management -- Ronca Employment Agreement."

COMPETITION

     The Company encounters competition from other companies in all areas of its operations, including the acquisition of producing properties and its IPF Program. The Company's competitors include major integrated oil and natural gas companies and numerous independent oil and natural gas companies, individuals and drilling and income programs and, in the case of its IPF Program, affiliates of investment, commercial and merchant banking firms and affiliates of large interstate pipeline companies. Many of its competitors are large, well-established companies with substantially larger operating staffs and greater capital resources than the Company's and which, in many instances, have been engaged in the oil and gas business for a much longer time than the Company. Such companies may be able to pay more for producing oil and natural gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future, as well as its ability to grow its IPF Program, will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

     Oil and natural gas operations are subject to various federal, state and local governmental laws and regulations that may be changed from time to time in response to economic, political or other conditions. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity in order to conserve supplies of such resources. In addition, the production, handling, storage, transportation and disposal of oil and natural gas, by-products thereof and other substances and materials produced or used in connection with oil and natural gas operations are subject to regulation under federal, state and local laws and regulations primarily relating to protection of human health and the environment. These laws and regulations have imposed increasingly strict requirements for water and air pollution control and solid waste management. To date, the Company's expenditures related to compliance with these laws and regulations have not been significant, although no assurances can be given that such expenditures will not be significant in the future. The Company believes that the trend of more expansive and stricter environmental legislation and regulations, including regulations that may be promulgated under the Oil Pollution Act of 1990, will continue, and that such legislation and regulations may result in additional costs to the Company in the future. Amendments to the Resource Conservation and Recovery Act to regulate further the handling, transportation, storage and disposal of oil and natural gas exploration and production wastes have been considered by Congress and may be adopted. Such legislation, if enacted, could have a material adverse impact on the Company's operating costs. See "Business and Properties -- Regulation."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE; DILUTION

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiations among the Company, First Reserve, and the Underwriters and may not be indicative of the future market price for the Common Stock. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Application will be made for approval for listing of the Common Stock on the New York Stock Exchange. However, no assurance can be made that an active trading market for the Common Stock will develop or, if developed, that it will be sustained. The market price of the Common Stock could also be subject to significant fluctuation in response to variations in results of operations and other factors. In addition, Fund VII and certain employees of the Company acquired their shares of Common Stock at a per share price that is substantially less than the initial public offering price. Investors in the Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value of their shares of Common Stock. At an assumed public offering price of $14.00 per share, the dilution to new investors would be $6.23 per share. These investors will also experience additional dilution upon the exercise of outstanding options for the Common Stock. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

     The Company, each of the Company's directors and executive officers and Fund VII have agreed not to dispose of any shares of Common Stock without the prior consent of PaineWebber Incorporated for a period of 180 days from the date of this Prospectus other than pursuant to the Offering or in connection with the Company's employee benefit plans. The shares of Common Stock held by the Company's officers and by Fund VII are deemed "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and may be resold after the 180-day period only upon registration under the Securities Act or pursuant to an exemption from registration, including exemptions contained in Rule 144. Pursuant to the terms of the Securityholders Agreement, dated as of December 31, 1996, among the Company, Fund VII and the Company's officers who have subscribed for Common Stock, upon the consummation of the Offering and after expiration of the 180-day period referred to above, Fund VII will have the right to demand registration of its shares of Common Stock. See "Certain Transactions -- Securityholders Agreement." Fund VII has informed the Company that it has no immediate plans to sell or otherwise dispose of shares of the Common Stock. As of the date hereof, options exercisable for 849,702 shares of Common Stock are outstanding under the Amended and Restated 1996 Stock Purchase and Option Plan for Key Employees of Domain Energy Corporation and Affiliates (the "Stock Purchase and Option
Plan"). Generally, all shares issued upon the exercise of such options will be freely tradeable under the Securities Act. Sales of substantial amounts of Common Stock in the public market, or the perception of the availability of shares for sale, following the Offering could adversely affect the prevailing market price of the Common Stock. The Company is unable to make any prediction as to the effect, if any, that the future sales of Common Stock or the availability of Common Stock for sale will have on the market price of the Common Stock prevailing from time to time. See "Shares Eligible for Future Sale."

BLANK CHECK PREFERRED STOCK

     The Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") authorizes "blank check" preferred stock, which may have the effect of discouraging unsolicited acquisition proposals. See "Description of Capital Stock -- Preferred Stock."

                                USE OF PROCEEDS

     The net proceeds to the Company of the Offering, calculated at an assumed initial public offering price of $14.00 per share, are expected to be approximately $77.1 million ($88.8 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated Offering expenses. The Company will use approximately $30.0 million of the net proceeds to consummate the Funds Acquisition. It is anticipated that the remainder of the proceeds to the Company of the Offering will be used to repay $42.1 million of indebtedness outstanding under the Revolving Credit

Facility and $5.0 million of indebtedness outstanding under the IPF Company Credit Facility. Pending application of the net proceeds of the Offering, such net proceeds will be invested in short-term, interest bearing instruments.

     In December 1996, the Company entered into the Revolving Credit Facility under which the borrowing base was $63.3 million as of February 28, 1997. At such date, borrowings outstanding under the Revolving Credit Facility totalled $61.0 million. The initial borrowings under the Revolving Credit Facility were used to finance a portion of the costs of the Acquisition. The Revolving Credit Facility is a three-year revolving credit facility with the entire outstanding principal amount maturing on December 31, 1999. In addition, the borrowing base under the Revolving Credit Facility is scheduled to be redetermined as of December 31, 1997 and may be reduced substantially from its current level. All amounts outstanding in excess of such reduced borrowing base must be paid in full at such date. Absent a default or an event of default (as defined therein), outstanding borrowings under the Revolving Credit Facility accrue interest at LIBOR plus a margin of 1.50% to 2.50% per annum depending on the total amount drawn or, at the option of the Company, at the greater of (i) the prime rate and
(ii) the federal funds effective rate plus one-half of 1%, plus a margin of 0.50% to 1.50% depending on the total amount drawn. As of February 28, 1997, the weighted average interest rate applicable to outstanding borrowings under the Revolving Credit Facility was 8.05% per annum. For a description of the Revolving Credit Facility, including certain mandatory prepayment terms, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Revolving Credit Facility."

     IPF Company is a party to the IPF Company Credit Facility, which provides for a maximum $20.0 million revolving line of credit. Borrowings under this facility are used to finance IPF Company's investment activities under the IPF Program. The IPF Company Credit Facility matures June 1, 1998 at which time all amounts owed thereunder are due and payable. The borrowing base under the facility as of February 28, 1997 was $18.0 million and is subject to a scheduled redetermination by the lender every six months and such other redeterminations as the lender may elect to perform each year. As of February 28, 1997, approximately $11.2 million was outstanding under the IPF Company Credit Facility and the weighted average interest rate applicable to such outstanding amount was 7.625% per annum. So long as no default or event of default (as defined therein) is outstanding, borrowings under the IPF Company Credit Facility accrue interest at LIBOR plus a margin of 2.25% or, at the option of IPF Company, the prime rate published in THE WALL STREET JOURNAL. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- IPF Company Credit Facility."

                                DIVIDEND POLICY

     The Company intends to retain its earnings to provide funds for reinvestment in the Company's businesses, including exploration, development and production activities, and, therefore, does not anticipate declaring or paying cash dividends in the foreseeable future. The Company is a holding company that conducts substantially all of its operations through its subsidiaries. As a result, the Company's ability to pay dividends on the Common Stock would be dependent on the cash flows of its subsidiaries. Payment of dividends is also subject to then existing business conditions and the business results, cash requirements and financial condition of the Company, and will be at the discretion of the Board of Directors. In addition, the terms of the Revolving Credit Facility currently prohibit the payment of dividends by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth (i) the capitalization of the Company as of December 31, 1996, and (ii) the pro forma capitalization of the Company as of December 31, 1996 after giving effect to the Funds Acquisition and the Michigan Disposition, the purchase of Common Stock by the Company's employees in 1997, and the issuance of 6,000,000 shares of Common Stock in this Offering at an assumed price of $14.00 per share and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined and Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                               DECEMBER 31, 1996
                                           -------------------------
                                           HISTORICAL     PRO FORMA
                                           ----------    -----------
                                                (IN THOUSANDS)
Current maturities of long-term debt....       25,900        --
Long-term debt..........................    $  66,775     $  25,292
Stockholders' equity:
     Preferred stock, $.01 par value, no
      shares authorized and outstanding;
      5,000,000 shares authorized and
      none outstanding pro forma........       --            --
     Common stock, $.01 par value,
      15,080,000 shares authorized;
      7,177,682 shares issued and
      outstanding; 25,000,000 shares
      authorized and 13,663,695 shares
      issued and outstanding pro
      forma.............................       --               137
     Additional paid-in capital.........       27,577       106,591
     Notes receivable -- stockholders...       --              (546)
     Retained earnings..................       --            --
                                           ----------    -----------
Total stockholders' equity..............       27,577       106,182
                                           ----------    -----------
Total capitalization....................    $ 120,252     $ 131,474
                                           ==========    ===========

                                    DILUTION

     "Dilution" means the difference between the initial public offering price per share of Common Stock and the pro forma net tangible book value per share of Common Stock after giving effect to the Offering. "Net tangible book value per share" represents the amount of total tangible assets less total liabilities divided by the total number of shares of Common Stock outstanding. At December 31, 1996, after giving effect to the purchase of Common Stock by the Company's employees in 1997, the Company's pro forma net tangible book value was $29.062 million, or approximately $3.79 per share of Common Stock. Assuming the sale of 6,000,000 shares pursuant to the Offering at a price of $14.00 per share and assuming the use of the net proceeds thereof as specified in "Use of Proceeds," the pro forma net tangible book value of the Company at December 31, 1996 would have been $7.77 per share, representing an immediate increase in pro forma net tangible book value of $3.98 per share to the Company's existing stockholders and an immediate dilution in pro forma net tangible book value of $6.23 per share to new investors purchasing shares of Common Stock in the Offering. The following table illustrates such pro forma per share dilution at December 31, 1996:

Assumed initial public offering price
  per share.............................             $   14.00
     Pro forma net tangible book value
      per share at December 31, 1996....  $    3.79
     Increase per share attributable to
      new investors.....................       3.98
                                          ---------
     Pro forma net tangible book value
      per share after the Offering......                  7.77
                                                     ---------
Dilution per share to new investors.....             $    6.23
                                                     =========

     The following table sets forth the number of shares of Common Stock purchased from the Company, the total consideration paid, and the average price per share paid by existing stockholders and to be paid (assuming an initial public offering price of $14.00 per share) by purchasers of shares of Common Stock offered hereby (before deducting underwriting discounts and commissions and estimated offering expenses):

                              SHARES PURCHASED         TOTAL CONSIDERATION        AVERAGE
                           ----------------------   -------------------------      PRICE
                              NUMBER      PERCENT       AMOUNT        PERCENT    PER SHARE
                           ------------   -------   ---------------   -------    ---------
Existing stockholders....     7,663,695     56.1%       $32,031,354     27.6%     $  4.18
New investors............     6,000,000     43.9%        84,000,000     72.4%       14.00
                           ------------   -------   ---------------   -------
     Total...............    13,663,695    100.0%      $116,031,354    100.0%
                           ============   =======   ===============   =======

     The foregoing computations do not include 424,851 shares of Common Stock issuable upon exercise of outstanding employee stock options at an exercise price of $4.18 and 424,851 shares of Common Stock issuable upon exercise of outstanding employee stock options at an exercise price of $.01 per share. See "Management -- Stock Option Agreements."

               UNAUDITED CONDENSED PRO FORMA FINANCIAL STATEMENTS

     The unaudited pro forma consolidated balance sheet as of December 31, 1996 gives effect to (i) the sale of shares of Common Stock to the Company's employees in 1997, (ii) the completion of the Offering and (iii) the completion of the Funds Acquisition and the Michigan Disposition, as if all such transactions (the "Transactions") occurred on December 31, 1996. The unaudited pro forma consolidated income statement for the year ended December 31, 1996 gives effect to (i) the Acquisition and (ii) the completion of the Funds Acquisition and the Michigan Disposition, as if all such transactions had occurred on January 1, 1996. The unaudited condensed pro forma balance sheet is based on the Consolidated Balance Sheet of the Company included elsewhere in this Prospectus. The unaudited condensed pro forma income statement is based on the historical Combined Statement of Income of the Company and unaudited financial information related to the Fund Acquisition.

     The pro forma adjustments are based upon available information and certain assumptions that management of the Company believes are reasonable. The pro forma financial information does not purport to represent what the Company's financial position or results of operations would actually have been had the Transactions in fact occurred on such dates. In addition, the pro forma financial statements are not necessarily indicative of the results of future operations of the Company and should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial
Condition and Results of Operations," and the Combined and Consolidated Financial Statements of the Company and the related notes thereto included elsewhere in this Prospectus.

                           DOMAIN ENERGY CORPORATION
                  UNAUDITED CONDENSED PRO FORMA BALANCE SHEET
                               DECEMBER 31, 1996

                                          ADJUSTMENTS                    ADJUSTMENTS FOR
                                              FOR                         PENDING FUNDS
                                           EMPLOYEE       ADJUSTMENTS    ACQUISITION AND
                                            PRIVATE           FOR           MICHIGAN          PRO
                            HISTORICAL     OFFERINGS       OFFERING        DISPOSITION       FORMA
                            ----------    -----------     -----------    ---------------   ----------
                                                         (IN THOUSANDS)
         ASSETS
Cash and cash
  equivalents............    $     736      $ 1,485(a)     $  30,000(b)     $ (30,000)(c)  $    4,127
                                                                                1,906(d)
Restricted certificate of
  deposit................        8,000       --               --               (8,000)(e)      --
Accounts receivable......       13,404       --               --                5,803(d)       19,207
IPF Program notes
  receivable, current
  portion................        7,874       --               --              --                7,874
Prepaids and other
  current assets.........        1,525       --               --              --                1,525
                            ----------    -----------     -----------    ---------------   ----------
     Total current
       assets............       31,539        1,485           30,000          (30,291)         32,733
                            ----------    -----------     -----------    ---------------   ----------
IPF Program notes
  receivable.............       13,836       --               --              --               13,836
Property, plant and
  equipment, net.........       88,648       --               --               30,000(c)       96,176
                                                                              (22,472)(d)
Other assets.............        3,103       --               --              --                3,103
                            ----------    -----------     -----------    ---------------   ----------
     Total assets........    $ 137,126      $ 1,485        $  30,000        $ (22,763)     $  145,848
                            ----------    -----------     -----------    ---------------   ----------
     LIABILITIES AND
  STOCKHOLDERS' EQUITY
Accounts payable and
  accrued expenses.......    $  15,888      $--            $  --            $  (1,894)(d)  $   13,994
Current maturities of
  long-term debt.........       25,900       --              (17,900)(b)       (8,000)(e)      --
                            ----------    -----------     -----------    ---------------   ----------
     Total current
       liabilities.......       41,788       --              (17,900)          (9,894)         13,994
                            ----------    -----------     -----------    ---------------   ----------
Long-term debt...........       66,775       --              (29,220)(b)      (12,263)(d)      25,292
                            ----------    -----------     -----------    ---------------   ----------
     Total liabilities...      108,563       --              (47,120)         (22,157)         39,286
                            ----------    -----------     -----------    ---------------   ----------
Minority interest........          986       --               --                 (606)            380
Common stock.............       --               77(a)            60(b)       --                  137
Additional paid-in
  capital................       27,577        1,954(a)        77,060(b)       --              106,591
Notes
receivable -- stockholders...     --           (546)(a)       --              --                 (546)
Retained earnings........       --           --               --              --               --
                            ----------    -----------     -----------    ---------------   ----------
     Total stockholders'
       equity............       27,577        1,485           77,120          --              106,182
                            ----------    -----------     -----------    ---------------   ----------
     Total liabilities
       and stockholders'
       equity............    $ 137,126      $ 1,485        $  30,000        $ (22,763)     $  145,848
                            ==========    ===========     ===========    ===============   ==========

     The accompanying notes are an integral part of the pro forma financial statements.

                           DOMAIN ENERGY CORPORATION
                 UNAUDITED CONDENSED PRO FORMA INCOME STATEMENT
                          YEAR ENDED DECEMBER 31, 1996

                                                                                                        ADJUSTMENTS
                                                                                         ADJUSTMENTS        FOR
                                                          ADJUSTMENTS     ADJUSTMENTS    FOR PENDING      PENDING
                                                            FOR THE           FOR         MICHIGAN         FUNDS
                                           HISTORICAL     ACQUISITION      OFFERING      DISPOSITION    ACQUISITION      PRO FORMA
                                           ----------     -----------     -----------    -----------    -----------      ---------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
                REVENUES
Oil and natural gas sales...............    $  52,889      $  --            $--            $  (615)(k)    $18,472(m)      $70,746
IPF Activities..........................        4,369         --             --             --             --               4,369
Other...................................           64         --             --               (115)(k)          6(m)          (45)
                                           ----------     -----------     -----------    -----------    -----------      ---------
     Total revenues.....................       57,322         --             --               (730)        18,478          75,070
                                           ----------     -----------     -----------    -----------    -----------      ---------
                EXPENSES
Production expenses.....................       12,334         --             --               (788)(k)      4,383(m)       15,929
Depreciation, depletion and
  amortization..........................       22,739         (7,134)(f)     --                (86)(k)      6,086(m)       21,605
General and administrative..............        8,188         (3,784)(g)     --             --                292(m)        4,696
                                           ----------     -----------     -----------    -----------    -----------      ---------
     Total operating expenses...........       43,261        (10,918)        --               (874)        10,761          42,230
                                           ----------     -----------     -----------    -----------    -----------      ---------
Operating income........................       14,061         10,918         --                144          7,717          32,840
                                           ----------     -----------     -----------    -----------    -----------      ---------
Interest expense, net...................          470          4,536(h)      (3,466)(h)       (687)(h)       (702) (h)        151
Interest income.........................       --               (368) (i)    --                258(l)      --                (110)
                                           ----------     -----------     -----------    -----------    -----------      ---------
Net income before income taxes and
  minority interest.....................       13,591          6,750          3,466            573          8,419          32,799
Income tax expense......................        5,551          2,565(i)       1,317            218(j)       3,199(j)       12,850
Minority interest.......................         (157)            36         --                124(k)          (3)(j)       --
                                           ----------     -----------     -----------    -----------    -----------      ---------
Net income..............................    $   8,197      $   4,149        $ 2,149        $   231        $ 5,223         $19,949
                                           ==========     ===========     ===========    ===========    ===========      =========
Net income per share....................                                                                                  $  1.37
                                                                                                                         =========
Common stock and common stock
  equivalents outstanding...............                                                                                   14,513
                                                                                                                         =========

     The accompanying notes are an integral part of the pro forma financial statements.

                           DOMAIN ENERGY CORPORATION
               NOTES TO CONDENSED PRO FORMA FINANCIAL STATEMENTS
                                  (UNAUDITED)

BASIS OF PRESENTATION

     The following pro forma adjustments have been prepared as if the Transactions had taken place on December 31, 1996, in the case of the pro forma balance sheet or as of January 1, 1996, in the case of the pro forma statement of income. The adjustments are based upon currently available information and certain estimates and assumptions, and therefore the actual adjustments made to effect the Transactions may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the Transactions as contemplated and that the pro forma adjustments give appropriate effect to these assumptions and are properly applied in the pro forma financial information.

PRO FORMA ADJUSTMENTS TO THE BALANCE SHEET

A. Reflects the issuance of 486,013 shares of Common Stock at $4.18 per share pursuant to two private offerings made to the employees of the Company prior to the Offering. For the sale of such shares the Company received $1.5 million in cash and notes receivable of $0.6 million. The notes receivable have been reflected as a reduction of stockholders' equity. Also reflects the effect of the 754-for-one stock split on shares of Common Stock issued in connection with the Acquisition.

B. Reflects (i) the proceeds from the issuance of 6,000,000 shares of Common Stock at $14.00 per share pursuant to the Offering and (ii) use of the proceeds as summarized below (in millions):

Proceeds from the Offering..............  $    84.0
Offering expenses.......................       (6.9)
                                          ---------
          Net proceeds..................  $    77.1
                                          =========
Use of proceeds:
     Cash for Funds Acquisition.........  $    30.0
     Repayment of long-term debt........       47.1
                                          ---------
          Net proceeds..................  $    77.1
                                          =========

C. Reflects the pending acquisition of the oil and gas properties of the Funds for $30.0 million.

D. Reflects the pending sale of the Michigan Development Project. After repayment by the Company and assumption by the buyer of an aggregate of $12.2 million of long-term debt, the Company will receive $1.9 million in cash at closing and will receive an additional $5.8 million from the payment of an interest-bearing note receivable.

E. Reflects the repayment of the indebtedness to Fund VII with the proceeds from the sale of an $8.0 million certificate of deposit that was released as collateral for Domain Energy Guarantor Corporation's guarantee of the Michigan Senior Debt as a result of the Michigan Disposition.

PRO FORMA ADJUSTMENTS TO THE INCOME STATEMENT

F. Reflects the reduction in the depreciation, depletion, and amortization rate as a result of the allocation of the Acquisition purchase price in accordance with the purchase method of accounting.

G. Reflects a reduction in general and administrative expenses of $4.8 million resulting from the elimination of the components of the corporate overhead allocation from Tenneco that were related to severance, retention bonuses, and other costs resulting from the merger between Tenneco and an affiliate of El Paso Natural Gas Company. In addition, the Company has estimated and included $1.0 million of additional costs related to legal, treasury, audit, and other services it expects will be incurred by the Company on a pro forma basis.

                           DOMAIN ENERGY CORPORATION
        NOTES TO CONDENSED PRO FORMA FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

H. Reflects the adjustments to interest expense computed as follows (in thousands):

(1)  The Acquisition financing:
       Revolving Credit Facility........  $   4,896
       IPF Company Credit Facility......        550
       Indebtedness to Fund VII.........        368
       Michigan Senior Debt.............        319
       Amounts capitalized..............     (1,127)

       Less: Historical interest
          expense.......................       (470) $   4,536
                                          ---------
(2)  Repayment of debt using Offering
  proceeds:
       Revolving Credit Facility........     (3,066)
       IPF Company Credit Facility......       (400)    (3,466)
                                          ---------
(3)  Michigan Disposition:
       Michigan Senior Debt.............       (319)
       Repayment of indebtedness to Fund
          VII...........................       (368)      (687)
                                          ---------
(4)  Amounts capitalized -- Funds
  Acquisition...........................       (702)      (702)

       Total pro forma interest expense
          adjustment....................             $    (319)
                                                     =========

    The total pro forma interest expense adjustment reflects a change in the interest rate from 8% to 7% for the Revolving Credit Facility due to a reduction in the amount of outstanding debt below the borrowing base amount. If the interest expense rate increases by 1/8 of 1%, the total pro forma interest expense would increase by $31,616.

I. Reflects the interest income on a certificate of deposit used as collateral for the Michigan Development Project.

J. Reflects the income tax effect of pro forma adjustments computed at an estimated effective rate of 38.0%.

K.   Reflects the changes in operating income items from the Michigan
     Disposition.

L.   Reflects change in interest income from:
     (1)  Increase from the note receivable received in the Michigan
          Disposition.
          (2) Reduction from the Michigan Development Project certificate of deposit.

M.  Reflects the changes in operating income items from the Funds Acquisition.

          SELECTED HISTORICAL COMBINED AND CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected predecessor historical combined and consolidated information of the Company for the five years ended and as of December 31, 1996. The selected combined and consolidated financial data should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined and Consolidated Financial Statements of the Company and the related notes thereto included elsewhere in this Prospectus.

                                                          YEAR ENDED DECEMBER 31,
                                          --------------------------------------------------------
                                            1992       1993        1994        1995        1996
                                          ---------  ---------  ----------  ----------  ----------
                                                               (IN THOUSANDS)
INCOME STATEMENT DATA:
Revenues:
     Oil and natural gas sales..........  $       2  $   1,922  $    5,340  $   34,877  $   52,889
     IPF Activities(1)..................     --            200       1,417       2,356       4,369
     Other..............................     --         --             283         414          64
                                          ---------  ---------  ----------  ----------  ----------
          Total revenues................          2      2,122       7,040      37,647      57,322
                                          ---------  ---------  ----------  ----------  ----------
Expenses:
     Lease operating....................     --            218       1,790       7,980      10,962
     Production and severance taxes.....     --              2          18         710       1,372
     Depreciation, depletion and
       amortization.....................     --            987       3,101      22,692      22,739
     General and administrative, net....        332        681          52       4,050       8,188
                                          ---------  ---------  ----------  ----------  ----------
          Total operating expenses......        332      1,888       4,961      35,432      43,261
                                          ---------  ---------  ----------  ----------  ----------
Income (loss) from operations...........       (330)       234       2,079       2,215      14,061
Interest expense, net...................         20     --          --          --             470
                                          ---------  ---------  ----------  ----------  ----------
Income (loss) before income taxes.......       (350)       234       2,079       2,215      13,591
Income tax provision (benefit)..........       (119)        92       1,105         861       5,551
Minority interest.......................     --         --          --          --            (157)
                                          ---------  ---------  ----------  ----------  ----------
Net income (loss).......................  $    (231) $     142  $      974  $    1,354  $    8,197
                                          =========  =========  ==========  ==========  ==========

                                                             AS OF DECEMBER 31,
                                          --------------------------------------------------------
                                                          PREDECESSOR
                                          --------------------------------------------  SUCCESSOR
                                            1992       1993        1994        1995        1996
                                          ---------  ---------  ----------  ----------  ----------
BALANCE SHEET DATA:
     Cash and cash equivalents..........  $       2  $   1,635  $   11,467  $   --      $      736
     Property, plant and equipment,
       net..............................        131     11,544      93,823     111,724      88,648
     IPF Program notes receivable.......     --          4,215       4,023       7,991      21,710
     Total assets.......................      1,403     23,493     117,755     137,096     137,126
     Long-term debt (including current
       maturities)......................     --         --          --          --          92,675
     Parent advances....................      1,684     19,234     103,303     110,274      --
     Stockholder's equity...............       (309)      (168)        806       2,160      27,577

------------
(1) IPF Activities includes income from the Company's IPF Program and the Company's "GasFund" partnership with a financial investor. See "Business and Properties -- Producer Investment Activities."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is intended to assist in understanding the Company's historical financial position and results of operations as of and for each year of the three-year period ended December 31, 1996. The Company's historical financial statements and notes thereto included elsewhere in this Prospectus contain detailed information that should be referred to in conjunction with this discussion.

GENERAL

     On December 31, 1996, the Company acquired all of the outstanding capital stock of its operating subsidiaries, Domain Energy Ventures Corporation ("Ventures Corporation") and Domain Energy Production Corporation
("Production Corporation"). The Company has accounted for the acquisition (the "Acquisition") using the purchase method of accounting, under which the purchase price has been allocated to the assets acquired and liabilities assumed based upon their fair values at the acquisition date.

     The Company is an independent oil and gas company engaged in the exploration, development, production and acquisition of domestic oil and natural gas properties, principally in the Gulf Coast region. The Company complements these activities with its IPF Program pursuant to which it invests in oil and natural gas reserves through the acquisition of term overriding royalty interests accounted for as notes receivable. As of December 31, 1996, the Company had estimated net proved reserves of 149.6 Bcfe. Approximately 60% of the Company's net proved reserves at such date were natural gas and approximately 64% of proved reserves were classified as proved developed producing. As of December 31, 1996, the Company had a PV-10 Reserve Value of $184.8 million, which does not include reserve value attributable to the IPF Program.

     The Company's selected historical combined and consolidated financial data included elsewhere in this Prospectus have been derived from the audited Combined and Consolidated Financial Statements of the Company. The selected balance sheet data at December 31, 1996 reflects the Acquisition that occurred on that date. The selected balance sheet and income statement data at other dates and for other periods reflects the combined financial position and results of operations of Ventures Corporation and Production Corporation with intercompany transactions and account balances eliminated.

     Prior to the Acquisition, these companies and their subsidiaries were included in the consolidated federal income tax return of Tenneco, as a result of which Tenneco will receive all benefit for such entities' historical tax losses. In connection with the Acquisition, the Company agreed to file an election under Sections 338(g) and 338(h)(10) of the Internal Revenue Code of 1986, as amended, pursuant to which the Company will allocate the purchase price paid by the Company among the assets of these companies to determine the basis of assets acquired in accordance with the principles of Treasury Regulation 1.338(h)(10)-1(f)(1)(ii).

     The sources and uses of funds related to financing the Acquisition as of the closing date were as follows:

                                        (IN MILLIONS)
SOURCES OF FUNDS:
     Revolving Credit Facility.......       $61.2
     Common Stock purchased by Fund
      VII............................        30.0
     IPF Company Credit Facility.....         5.0
                                        -------------
                                            $96.2
                                        =============
USES OF FUNDS:
     Acquisition purchase price(1)...       $95.2
     Acquisition costs and other
     expenses........................         0.6
     Related corporate purposes......         0.4
                                        -------------
                                            $96.2
                                        =============
------------
(1) In February 1997 the Company paid an additional $500,000 as a post-closing adjustment to the Acquisition purchase price.

     The Company's objective is to maximize shareholder value by growing reserves, production, cash flow and earnings through the opportunistic acquisition of Gulf Coast region properties with underexploited value. The Company applies 3-D seismic and other advanced technologies to development, exploitation and exploration. These activities are complemented by the continued expansion of the IPF Program. Fundamental to the execution of the Company's strategy is its foundation of experienced technical talent strengthened by a high level of financial, transactional and risk-management expertise, resulting in part, from the former association of the Company and its employees with Tenneco.

     The Company's revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for oil and natural gas, which are dependent upon numerous factors beyond the Company's control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets have historically been highly volatile, and future decreases in oil or natural gas prices could have a material adverse effect on the Company's financial position, results of operations, quantities of oil and natural gas reserves that may be economically produced, and access to capital.

     The Company uses the full cost method of accounting for its investments in oil and natural gas properties. Under such methodology, all costs of exploration, development and acquisition of oil and natural gas reserves are capitalized into a "full cost pool" as incurred and properties in the pool are depleted and charged to operations using the unit-of-production method based on a ratio of current production to total proved oil and natural gas reserves. To the extent that such capitalized costs (net of accumulated depreciation, depletion, and amortization) less deferred taxes exceed the present value (using a 10% discount rate) of estimated future net cash flows from proved oil and natural gas reserves and the lower of cost or fair value of unproved properties, such excess costs are charged to operations. If a write-down were required, it would result in a non-cash charge to earnings but would not have an impact on cash flows.

ACCOUNTING FOR IPF PROGRAM ACTIVITY

     Through its IPF Program, the Company acquires term overriding royalty interests in oil and gas properties owned by independent producers. Because the capital advanced to a producer for these interests is repaid from an agreed upon share of cash revenues from the sale of production until the capital advanced plus a contractual return is paid in full, the Company accounts for the term overriding royalty interests as notes receivable. Under this accounting method, the Company recognizes only the interest income portion of payments received from a producer as revenues on its income statement. The remaining cash receipts are recorded as a reduction in notes receivable on the Company's balance sheet and as IPF Program return of capital on the Company's statement of cash flows.

     If instead of acquiring dollar-denominated term overriding royalty interests, the Company were purchasing term overriding royalty interests requiring delivery of a specified quantity of oil and gas, IPF Program results would be accounted for differently. Specifically, in 1996, Company EBITDA would increase by $4.3 million and IPF Program return of capital in the Combined Statement of Cash Flows would decrease by the same amount. To more accurately reflect the actual cash flows generated by the Company, IPF Program return of capital is identified separately to allow such cash receipts to be combined with EBITDA.

     Although, to date, the Company has not incurred any losses on notes outstanding under the IPF Program, as of December 31, 1996, the Company established a non-cash reserve for potential future losses of $437,000.

RESULTS OF OPERATIONS

     The Company has experienced significant growth in reserves, production, cash flow and earnings over the past three years. The following table summarizes certain operating and financial data, production volumes, average realized prices and average expenses for the Company's oil and natural gas operations for the years ended December 31, 1994, 1995 and 1996:

                                              YEAR ENDED DECEMBER 31,
                                          -------------------------------
                                            1994       1995       1996
                                          ---------  ---------  ---------
OPERATING DATA (IN THOUSANDS):
     Revenues
          Natural gas...................  $   4,101  $  27,772  $  42,211
          Oil and condensate............      1,239      7,105     10,678
          IPF Activities(1).............      1,417      2,356      4,369
     Total operating revenues...........      7,040     37,647     57,322
     Total operating expenses...........      4,961     35,432     43,261
                                          ---------  ---------  ---------
     Income from operations.............  $   2,079  $   2,215  $  14,061
                                          =========  =========  =========

OTHER FINANCIAL DATA (IN THOUSANDS):
     EBITDA(2)..........................  $   5,180  $  24,907  $  36,957
     IPF Program return of capital(3)... 3,507 2,638 4,618 EBITDA plus IPF Program return of
       capital..........................      8,687     27,545     41,575

PRODUCTION VOLUMES:
     Natural gas (MMcf).................      2,334     18,065     21,578
     Oil and condensate (MBbls).........         83        424        574
     Total (MMcfe)......................      2,832     20,609     25,022

AVERAGE REALIZED PRICES:(4)
     Natural gas (per Mcf)..............  $    1.76  $    1.54  $    1.96
     Oil and condensate (per Bbl).......      14.93      16.76      18.60

EXPENSES (PER MCFE):
     Lease operating....................  $    0.63  $    0.39  $    0.44
     Production taxes...................       0.01       0.03       0.06
     Depreciation, depletion and
       amortization.....................       1.03       1.08       0.91
     General and administrative,
       net(5)...........................       0.23       0.16       0.12
------------
(1) IPF Activities includes income from the Company's IPF Program and the Company's "GasFund" partnership with a financial investor. See "Business and Properties -- Producer Investment Activities."
(2) EBITDA represents earnings before interest expense, income taxes, depreciation, depletion and amortization. The Company believes that EBITDA may provide additional information about the Company's ability to meet its future

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)
    requirements for debt service, capital expenditures and working capital. EBITDA is a financial measure commonly used in the oil and gas industry and should not be considered in isolation or as a substitute for net income, operating income, net cash provided by operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Because EBITDA excludes some, but not all, items that affect net income and may vary among companies, the EBITDA calculation presented above may not be comparable to similarly titled measures of other companies.
(3) To more accurately reflect the actual cash flows generated by the Company, IPF Program return of capital is identified separately to allow such cash receipts to be combined with EBITDA.
(4) Reflects the actual realized prices received by the Company, including the results of the Company's hedging activities. See " -- Other
    Matters -- Hedging Activities."
(5) Includes production attributable to properties managed for the Funds for the periods indicated and excludes fees received from investors and overhead allocations from Tenneco. Including Tenneco allocations, average net general and administrative expenses per Mcfe for the years ended December 31, 1994, 1995 and 1996 would be $0.23, $0.20 and $0.28, respectively.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Oil and natural gas revenues increased from $34.9 million in 1995 to $52.9 million in 1996, an increase of $18.0 million, or 51.6%. Production volumes for oil and condensate increased from 424 MBbls in 1995 to 574 MBbls in 1996, an increase of 150 MBbls, or 35.4%. Production volumes for natural gas increased from 18.1 Bcf in 1995 to 21.5 Bcf in 1996, an increase of 3.4 Bcf, or 19.4%. The increase in oil and natural gas production was due to new wells being successfully drilled and completed during 1996, as well as acquisitions of producing properties. The increase in total net production increased revenues by $7.6 million. In addition, the Company experienced a 14.0% increase in average oil and condensate prices and a 27.9% increase in average natural gas prices. Increases in average oil and natural gas prices were directly attributable to general improved market conditions.

     As a result of hedging activities, the Company realized an average oil price of $18.60 per Bbl and an average gas price of $1.96 per Mcf for the year ended December 31, 1996, compared to average prices of $20.73 per Bbl and $2.40 per Mcf, respectively, that otherwise would have been received. These hedging activities decreased oil and natural gas revenues by approximately $10.7 million. This loss of revenue was the result of hedges made at the direction of Tenneco in late 1995.

     Revenues from IPF Activities increased from $2.4 million in 1995 to $4.4 million in 1996, an increase of $2.0 million, or 85.4%. This increase was the result of a $1.0 million increase in IPF Program revenues and a $1.0 million increase in GasFund revenues. See "Business and Properties -- Producer Investment Activities." IPF Program revenues increased as the result of an increase in IPF Program investments attributable to a 100% increase in IPF Program customers at year-end 1996 compared to year-end 1995.

     Lease operating expenses increased from $8.0 million in 1995 to $11.0 million in 1996, an increase of $3.0 million, or 37.4%. On an Mcfe basis, lease operating expenses increased from $0.39 in 1995 to $0.44 in 1996, an increase of $0.05, or 12.8%. The increase in lease operating expenses was primarily attributable to increased production volumes. On a per unit basis, the increase was primarily attributable to the acquisition in June 1996 of an interest in the Wasson Field, which is undergoing tertiary enhanced recovery and the expenses associated therewith.

     Depreciation, depletion and amortization ("DD&A") expense remained flat at $22.7 million from 1995 to 1996. This was the result of higher oil and gas production volumes partially offset by an 18.5% decrease in the DD&A rate. The reduced DD&A rate was attributable to the acquisition of low cost reserves in the Wasson Field and the Company's investment in the Michigan Development Project. See "Business and Properties -- Pending Transactions -- The Michigan Disposition."

     General and administrative expense, net of capitalized amounts, increased from $4.1 million in 1995 to $8.2 million in 1996, an increase of $4.1 million, or 102.2%. The increase was primarily due to a $3.6 million increase in the corporate overhead allocation from Tenneco which included costs directly related to severance payments, retention bonuses and other costs associated with the merger of Tenneco with an affiliate of El Paso Natural Gas Company and also reflects that during 1996 the Company was not paid any arrangement fees from investors in the Funds.

     Income tax expense increased from $0.9 million in 1995 to $5.6 million in 1996, an increase of $4.7 million, or 545%. This was due to an increase in income before taxes from $2.2 million in 1995 to $13.6 million in 1996 and an increase in the effective tax rate from 38.9% in 1995 to 40.8% in 1996.

     Net income was $8.2 million in 1996 compared to $1.4 million in 1995, as a result of the factors described above.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Oil and natural gas revenues increased from $5.3 million in 1994 to $34.9 million in 1995, an increase of $29.6 million, or 553%. Production volumes for oil and condensate increased from 83 MBbls in 1994 to 424 MBbls in 1995, an increase of 341 MBbls, or 411%. Production volumes for natural gas increased from 2.3 Bcf in 1994 to 18.1 Bcf in 1995, an increase of 15.8 Bcf, or 674%. The increase in oil and natural gas production was due to increased drilling activities, as well as the Pennzoil Acquisition and other acquisitions of producing properties. The increase in total net production increased revenues by $32.8 million. In addition, the Company experienced a 9% increase in average oil and condensate prices, and a 13% decrease in average natural gas prices.

     As a result of hedging activities, the Company realized an average oil price of $16.76 per Bbl for the year ended December 31, 1995, compared to an average price of $15.87 per Bbl that otherwise would have been received. These hedging activities increased oil revenues by approximately $0.4 million.

     Revenues from IPF Activities increased from $1.4 million in 1994 to $2.4 million in 1995, an increase of $1.0 million, or 66%. This increase was primarily attributable to GasFund loan activity.

     Lease operating expenses increased from $1.8 million in 1994 to $8.0 million in 1995, an increase of $6.2 million, or 346%. However, on an Mcfe basis, lease operating expenses decreased from $0.63 in 1994 to $0.39 in 1995, a decrease of $0.24, or 38%. The decrease in lease operating cost per Mcfe was primarily attributable to significant increases in production volumes, following several substantial asset acquisitions.

     DD&A expense increased from $3.1 million in 1994 to $22.7 million in 1995, an increase of $19.6 million, or 632%. This increase was due to the increase in oil and gas production volumes and a 5% increase in the DD&A rate.

     General and administrative expense, net of capitalized amounts, increased from $0.1 million in 1994 to $4.1 million in 1995, an increase of $4.0 million. The increase includes a $1.3 million corporate overhead allocation from Tenneco. Excluding the corporate overhead allocation, the remainder of the increase was primarily attributable to increased staffing requirements resulting from acquisitions.

     Income tax expense decreased from $1.1 million in 1994 to $0.9 million in 1995, a decrease of $0.2 million, or 22.1%. This was primarily due to a decrease in the effective tax rate from 53.2% in 1994 to 38.9% in 1995.

     Net income was $1.4 million in 1995 compared to $1.0 million in 1994, as a result of the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

     Funding for the Company's exploration and development activities, acquisitions and IPF Program investments has historically been provided by operating cash flows, revolving credit borrowings, asset sales and advances from Tenneco. The Company's Board of Directors has authorized a capital budget of $125.0 million for 1997 to be spent on exploratory and development drilling, IPF Program investments and acquisitions of oil and gas properties. The Company intends to finance these expenditures with a portion of the net proceeds from this Offering, cash flow from operations and borrowings under its revolving credit facilities.

     As a result of borrowings under the Revolving Credit Facility and the IPF Company Credit Facility in order to finance a portion of the costs of the Acquisition, the Company has incurred substantial indebtedness and has minimal borrowing availability under either of such facilities. As of December 31, 1996, the Company had total consolidated indebtedness for money borrowed of approximately $92.7 million. On a pro forma basis as of December 31, 1996, the Company would have had total consolidated indebtedness for money borrowed of approximately $25.3 million, resulting in availability for additional borrowings of $44.2 million and $11.8 million under the Revolving Credit Facility and the IPF Company Credit Facility, respectively (assuming a borrowing base of $63.3 million and $18.0 million, respectively.)

     The borrowing base under the Revolving Credit Facility is scheduled to be redetermined based on the Company's January 1 and June 30, 1997 reserve reports. Depending on the price outlook for oil and natural gas and the levels of the Company's cash flows and capital expenditures, the borrowing base may be re-set below the amounts outstanding under the Revolving Credit Facility, and in such case the Company may need to refinance a portion of the principal amount of such indebtedness prior to its maturity. The Company believes that cash flow from operations, proceeds from the Offering and revolving credit borrowings will be adequate to meet future liquidity needs, including satisfying the Company's financial obligations and funding its capital investment program.

     REVOLVING CREDIT FACILITY. In connection with the Acquisition, the Company entered into the $65.0 million Revolving Credit Facility maturing on December 31, 1999 with a group of banks led by The Chase Manhattan Bank (the
"Lenders"). The Revolving Credit Facility is secured by approximately 80% of the aggregate value of the Company's oil and gas properties and substantially all of the Company's other property (other than IPF Program properties), including the capital stock of Ventures Corporation and Production Corporation. Although the remaining approximately 20% of the aggregate value of the Company's oil and natural gas properties is not mortgaged to the Lenders thereunder, such properties are nevertheless subject to the restrictions set forth therein, including a prohibition on granting any security interests therein. The borrowing base under the facility was $63.3 million as of February 28, 1997, and is subject to a scheduled redetermination every six months (and such other redeterminations as the Lenders may elect to perform each year) by the Lenders at the Lenders' sole discretion and in accordance with their customary practices and standards in effect from time to time for reserve-based loans to borrowers similar to the Company. Determination of the borrowing base may be affected by, among other things, estimates and projections of reserves and production rates with respect to the Company's oil and natural gas properties and changes in oil and natural gas prices. The Company's obligations under the Revolving Credit Facility are guaranteed by its wholly-owned subsidiaries, Ventures Corporation and Production Corporation.

     If the Company's borrowing base is reduced, the amount available to the Company under the Revolving Credit Facility will be reduced and, to the extent that the borrowing base is less than the amount then outstanding thereunder, the Company will be obligated to provide additional collateral or prepay such excess amount within 30 days following the date on which the excess amount first occurred. The borrowing base under the Revolving Credit Facility is scheduled to be redetermined as of December 31, 1997 and may be reduced substantially from its current level. All amounts outstanding in excess of such reduced borrowing base must be paid in full at such date. In addition, if at the end of any fiscal quarter of the Company during 1997 the amount then outstanding thereunder exceeds $43.3 million (as such amount may be adjusted from time to time pursuant to the Revolving Credit Facility), the Company will be obligated to prepay the outstanding indebtedness thereunder in an amount equal to 100% of the Company's "excess cash flow" (as defined therein) for such fiscal quarter. Excess cash flow is defined to include a portion of the net proceeds to the Company of the Offering.

     Absent a default or an event of default (as defined therein), borrowings under the Revolving Credit Facility accrue interest at LIBOR plus a margin of 1.50% to 2.50% per annum depending on the total amount outstanding or, at the option of the Company, at the greater of (i) the prime rate and (ii) the federal funds effective rate plus 0.50%, plus a margin of 0.50% to 1.50% depending on the total amount outstanding. The Company incurs a quarterly commitment fee ranging from 0.375% to 0.50% per annum on the average unused portion of the Lenders' aggregate commitment, depending on the total amount outstanding.

     The Revolving Credit Facility contains a number of covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness or grant liens on its properties, repay other indebtedness, pay dividends, enter into certain investments or acquisitions, repurchase or redeem capital stock, engage in mergers or consolidations, or engage in certain transactions with subsidiaries and affiliates and that will otherwise restrict corporate activities. In addition, such facility requires the Company to maintain a specified minimum tangible net worth and to comply with certain prescribed financial ratios. Further, under such facility, an event of default is deemed to occur if any person, other than the Company's officers, Fund VII or any other investment fund, the managing general partner of which is First Reserve, becomes the beneficial owner, directly or indirectly, of more than 40% of the outstanding shares of Common Stock.

     IPF COMPANY CREDIT FACILITY. IPF Company, an indirect wholly-owned subsidiary of the Company, has a $20.0 million revolving credit facility with Compass Bank-Houston pursuant to which it finances a portion of the IPF Program. The IPF Company Credit Facility matures June 1, 1998 at which time all amounts owed thereunder are due and payable. The IPF Company Credit Facility is secured by substantially all of IPF Company's oil and gas interests, including the notes receivable generated therefrom. The borrowing base under the facility as of February 28, 1997 was $18.0 million and is subject to a scheduled redetermination by the lender every six months and such other redeterminations as the lender may elect to perform each year. As of February 28, 1997, approximately $11.2 million was outstanding under the IPF Company Credit Facility. So long as no default or event of default (as defined therein) is outstanding, borrowings under the IPF Company Credit Facility accrue interest at LIBOR plus a margin of 2.25% or, at the option of IPF Company, the prime rate published in THE WALL STREET JOURNAL.

     The IPF Company Credit Facility contains a number of covenants that, among other things, restrict the ability of IPF Company to incur additional indebtedness or grant liens on its properties, guarantee indebtedness of any other person, dispose of assets, make loans in excess of $100,000 other than in the ordinary course of its business, issue additional shares of capital stock, engage in certain transactions with affiliates, enter into any new line of business or amend certain of its material contracts. In addition, such facility requires IPF Company to maintain a specified minimum tangible net worth.

     The IPF Company Credit Facility restricts the ability of IPF Company to dividend cash to its parent, Ventures Corporation, or otherwise advance cash to the Company. As of December 31, 1996, IPF Company net assets of approximately $8.0 million were restricted.

CAPITAL EXPENDITURES AND FUTURE OUTLOOK

     The following table sets forth the Company's capital expenditures and IPF Program investments for each of the past three years.

                                              YEAR ENDED DECEMBER 31,
                                          -------------------------------
                                            1994       1995       1996
                                          ---------  ---------  ---------
                                                  (IN THOUSANDS)
Acquisition of oil and gas properties...  $  65,201  $  12,134  $  23,328
Development and exploitation............      4,883      7,834     13,765
Exploration.............................     15,121     23,677     12,126
IPF Program investments.................      3,315      6,606     18,608
Other...................................     --         --          7,657
                                          ---------  ---------  ---------
     Total..............................  $  88,520  $  50,251  $  75,484
                                          =========  =========  =========

     The Company's Board of Directors has authorized a capital budget of $125.0 million for 1997. The Company expects that $23.0 million of such capital expenditures will be spent on completion, development and exploitation activities on 10 Gulf of Mexico lease-blocks and $6.0 million will be spent on drilling in connection with six exploratory programs. In addition, the Company expects to invest $36.0 million in new IPF Program assets. The balance of projected capital expenditures is attributable to $60.0 million in acquisitions in the Company's core operating area, $30.0 million of which will be used to finance the Funds Acquisition. The Company expects to finance these expenditures with proceeds from the Offering, cash flow from operations and borrowings under the Company's revolving credit facilities.

     Although certain of the Company's costs and expenses may be affected by inflation, inflationary costs have not had a significant effect on the Company's results of operations.

OTHER MATTERS

     HEDGING ACTIVITIES. In an effort to achieve more predictable cash flows and earnings and reduce the effects of the volatility of the price of oil and natural gas on the Company's operations, the Company has in the past and may in the future hedge oil and natural gas prices through the use of commodity futures, options and swap agreements and other hedge devices. While the use of these hedging arrangements limits the downside risk of adverse price movements, it may also limit future gains from favorable movements. The Company accounts for these transactions as hedging activities and, accordingly, gains and losses are included in oil and natural gas revenues in the period in which the related production occurs. The Company does not engage in speculative hedges. The Revolving Credit Facility imposes certain limitations on the Company's ability to enter into hedging transactions, but such limitations are not expected to constrain the Company's hedging activities in any material respect.

     The annual average oil and natural gas prices received by the Company have fluctuated significantly over the past three years. The Company's weighted average natural gas price received per Mcf (including the effects of hedging transactions) was $1.76, $1.54 and $1.96 during the years ended December 31, 1994, 1995, and 1996, respectively. Hedging transactions resulted in a $0.43 reduction in the Company's weighted average natural gas price received per Mcf in 1996. The Company's weighted average oil price received per Bbl during the years ended December 31, 1994, 1995 and 1996 was $14.93, $16.76 and $18.60,
respectively. Hedging transactions resulted in a $2.15 reduction in the Company's weighted average oil price received per Bbl in 1996.

     The following table sets forth the Company's open hedging contracts for oil and natural gas and the corresponding weighted average prices to be received under various swap agreements as of March 15, 1997 and, assuming a market price based on the NYMEX twelve-month strip as of December 31, 1996, the Company's projected losses from hedging activities from 1997 to 2000.

                                                   OIL                 NATURAL GAS
                                          ---------------------     ------------------
                                                       WEIGHTED               WEIGHTED
                                                       AVERAGE                AVERAGE
                                            BBLS        PRICE       MMBTU      PRICE
                                          ---------    --------     -----     --------
January 1997 through December 1997......    244,540      $17.37     4,270       $2.58
January 1998 through December 2000......    442,550      $18.37      --         --
Projected Losses: January 1997
  through December 2000 (in
  thousands)............................               $ (2,532)               $ (209)

     The following table sets forth the increase (decrease) in the Company's oil and natural gas revenues as a result of hedging transactions and the effects of hedging transactions on price per Mcf and price per Bbl during the periods indicated. The Company's hedging transactions in 1995 and 1996 were made at the direction of the management of Tenneco.

                                              YEAR ENDED DECEMBER 31,
                                          -------------------------------
                                            1994       1995       1996
                                          ---------  ---------  ---------
Increase (decrease) in natural gas sales
  (in thousands)........................  $  --      $  --      $  (9,454)
Increase (decrease) in oil sales (in
  thousands)............................     --            189     (1,223)
Effect of hedging transactions on
  average gas sales price (per Mcf).....     --         --          (0.44)
Effect of hedging transactions on
  average oil sales price (per Bbl).....     --           0.45      (2.13)

     NATURAL GAS BALANCING. The Company incurs certain gas production volume imbalances in the ordinary course of business and utilizes the sales method to account for such imbalances. Under this method, income is recorded based on the Company's net revenue interest in production taken for delivery. Management does not believe that the Company had any material gas imbalances as of December 31, 1995 or 1996.

     ACCOUNTING PRONOUNCEMENTS. On October 23, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which establishes a fair value method for accounting for stock-based compensation plans either through recognition or disclosure. SFAS 123 encourages, but does not require, companies to adopt the fair value method of accounting in place of the existing intrinsic value method of accounting for stock-based compensation. The Company currently utilizes the intrinsic value method of accounting and will continue to use this method. When applicable, the Company will disclose the pro forma adjustments to net income and earnings per share as required by SFAS 123 in the notes to the Combined and Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

                            BUSINESS AND PROPERTIES

THE COMPANY

     Domain is an independent oil and gas company engaged in the exploration, development, production and acquisition of domestic oil and natural gas properties, principally in the Gulf Coast region. The Company complements these activities with its Independent Producer Finance Program (the "IPF Program") pursuant to which it invests in oil and natural gas reserves through the acquisition of term overriding royalty interests. The Company's future growth will be driven by development, exploitation and exploration drilling on its existing properties, by the continuation of an opportunistic acquisition strategy in the Gulf Coast region and by further expansion of the IPF Program.

     The Company was formed in December 1996 by the management of Tenneco Ventures Corporation and an affiliate of First Reserve Corporation to acquire (the "Acquisition") Tenneco Ventures Corporation and certain of its affiliates (collectively, "Tenneco Ventures"). Senior management of the Company established Tenneco Ventures in 1992 as a separate business unit of its former parent, Tenneco Inc. ("Tenneco"), to engage in exploration and production, oil and gas program management, producer finance and related activities. All of the Company's executive officers are veterans of the Tenneco organization, and 11 of the Company's 19 technical personnel have Tenneco Oil Company backgrounds. Approximately 90% of the Company's employees, including all of its management, have purchased shares of Common Stock in the Company.

     During the last four years, the Company has grown primarily through the opportunistic acquisition of Gulf of Mexico properties and the subsequent development, exploitation and exploration of these properties, resulting in substantial increases in its reserves and production. The Company believes that its acquisition costs, lease operating costs and net general and administrative costs on a per Mcfe basis are low relative to other companies operating principally in the Gulf Coast region. From 1994 through 1996, the Company completed 11 acquisitions aggregating $106.9 million, with an average cost of proved reserves estimated at the time of acquisition of $0.48 per Mcfe. Eight of the 11 acquisitions were Gulf Coast region properties. In 1996 the Company achieved a lease operating expense of $0.44 per Mcfe of production and a net general and administrative expense (excluding Tenneco overhead allocations) of $0.12 per Mcfe of production.

     The Company's pro forma estimated net proved reserves as of December 31, 1996 were 153.8 Bcfe, and its pro forma average daily production during 1996 was
85.6 MMcfe, each of which represents a twelvefold increase from levels in 1993. Approximately 60% of these reserves were natural gas, and approximately 67% of proved reserves were classified as proved developed producing. On a pro forma basis as of December 31, 1996, the Company had a PV-10 Reserve Value of $213.0 million, which does not include reserve value attributable to the IPF Program.

     Through the IPF Program, the Company complements its exploration and production activities by providing capital to independent producers in return for term overriding royalty interests in oil and gas properties owned by such producers. From inception through December 31, 1996, the IPF Program has generated an average return on net assets in excess of 20%. In addition, the Company believes that the IPF Program offers a lower level of reserve, production and price risk than that associated with working interest ownership. From inception through December 31, 1996, the Company completed 40 transactions under its IPF Program. At December 31, 1996, based on Company estimates and assuming prices of $2.10 per Mcf of natural gas and $21.00 per Bbl of oil, the net present value attributable to IPF Program assets was $25.0 million.

     The Company generated earnings before interest, taxes and depreciation and amortization ("EBITDA") plus IPF Program return of capital of $41.6 million in 1996, $27.6 million in 1995 and $8.7 million in 1994. IPF Program return of capital was $4.6 million in 1996, $2.6 million in 1995 and $3.5 million in 1994. The Company's 1996 pro forma EBITDA plus IPF Program return of capital was $59.2 million.

     The Company's Board of Directors has authorized a capital budget of $125.0 million for 1997. These planned expenditures consist of $23.0 million for development and exploitation expenditures on the Company's existing Gulf Coast region properties, $6.0 million for exploratory drilling, $36.0 million for IPF Program investments and $60.0 million for acquisitions in the Company's core operating area, $30.0 million of which is pending. See " -- Pending Transactions -- The Funds Acquisition."

     The Company's principal executive offices are located at 1100 Louisiana, Suite 1500, Houston, Texas 77002 and its telephone number is (713) 757-5662. The mailing address of the Company's principal executive offices is P.O. Box 2511, Houston, Texas 77252.

BUSINESS STRATEGY

     The Company's objective is to maximize shareholder value by growing reserves, production, cash flow and earnings through the opportunistic acquisition of Gulf Coast region properties with underexploited value. The Company applies 3-D seismic and other advanced technologies to development, exploitation and exploration. These activities are complemented by the continued expansion of the IPF Program. Fundamental to the execution of the Company's strategy is its foundation of experienced technical talent strengthened by a high level of financial, transactional and risk-management expertise resulting, in part, from the former association of the Company and its employees with Tenneco.

     GEOGRAPHIC FOCUS. The Company concentrates its primary oil and gas activities in the Gulf Coast region, specifically in state and federal waters off the coast of Texas and Louisiana. The Company believes this region remains attractive for future development, exploration and acquisition activities. This is due to the availability of seismic data, significant reserve potential and a well developed infrastructure of gathering systems, pipelines and platforms with ready access to drilling services and equipment in the region. In addition, the Company's relationships with major oil companies and independent producers operating in the region allow continued access to new opportunities. This geographic focus has enabled the Company to build and utilize a base of region-specific geological, geophysical, engineering and production expertise. The Company's geographic focus allows it to manage a large asset base with relatively few employees, thus permitting the Company to control expenses and add Gulf of Mexico production at a relatively low incremental cost.

     ACQUISITION OF PROPERTIES WITH UNDEREXPLOITED VALUE. The Company employs an acquisition strategy targeted primarily at purchases of Gulf Coast region producing properties from major oil companies and large independents. These properties provide opportunities to increase reserves, production and cash flow through development and exploitation drilling and lease operating expense reduction. The Company manages its acquired properties by working proactively with its joint interest partners to accelerate development, identify exploitation opportunities and implement cost controls on these properties.

     DEVELOPMENT, EXPLOITATION AND EXPLORATION. The Company integrates its reservoir and production engineering expertise with its geologic and seismic interpretation abilities to enhance the results of its exploration and production business. The Company applies workovers, recompletions, secondary recovery operations and other production enhancement techniques on its existing properties to increase recoverable reserves, production and cash flow. Additionally, the Company uses advanced technology in both its development and exploration activities to reduce drilling risks and finding costs and to prioritize its drilling prospects based on return potential. The Company's ability to obtain 3-D seismic data and its balanced integration of reservoir and production engineering with such data allows it to identify multiple development and exploratory prospects in mature producing fields that were not identified through earlier technologies. The Company currently employs six geoscientists with an average experience level of more than 16 years and operates two geophysical workstations interpreting 3-D seismic data over twelve fields and six exploratory programs. The Company intends to expand its geoscience team in 1997.

     The Company has assembled a multiyear inventory of development, exploitation and exploratory drilling opportunities in the Gulf Coast region and has identified more than 70 drilling and recompletion opportunities for 1997. Most of the properties comprising this inventory are located in fields that have well-established production histories. The Company believes these properties may yield significant additional recoverable reserves through the application of advanced exploration and development technologies. The Company participated in the drilling of nine development wells and 33 exploratory wells in 1996, of which 78% and 61%, respectively, were successful.

     CONTINUED EXPANSION OF THE IPF PROGRAM. The Company has leveraged its expertise in oil and gas reserve appraisal and evaluation to develop and grow the IPF Program. The Company believes this program offers an attractive risk/reward balance and stable earnings. The oil and gas companies that establish a relationship with the Company through the IPF Program often come to view the Company as a prospective working interest partner for their drilling or acquisition projects. Management believes that the investment opportunities, market information and business relationships generated as a result of the IPF Program provide the Company with a strategic advantage over other independent oil and gas companies that are not engaged in this business. As a result of the Company's efficiency in originating and closing IPF Program transactions in the $0.5 to $5.0 million range, the Company currently encounters only limited competition from alternate sources of capital for investment in quality properties and projects of independent oil and gas companies.

     The Company closed six IPF Program transactions in the first quarter of 1997 for an aggregate of $9.1 million. In addition, the Company is currently evaluating over 30 transactions, all of which satisfy the Company's initial screening criteria. The Company has budgeted $36.0 million for investment in IPF Program transactions in 1997.

PENDING TRANSACTIONS

     THE FUNDS ACQUISITION. The Company previously sponsored and managed two oil and gas investment programs (collectively, the "Funds") for institutional investors. The Company has reached an agreement with the investors in the Funds to acquire certain property interests from such investors upon consummation of the Offering (the "Funds Acquisition"). These property interests are primarily located in the Gulf Coast region and have combined proved reserves of 33.0 Bcfe. Furthermore, these interests include 17,821 net undeveloped leasehold acres with 3-D seismic based exploration potential. The Company expects to acquire these reserves at an aggregate cost of $30.0 million, effective January 1, 1997, for a unit cost of $0.65 per Mcfe of net proved reserves. The Funds Acquisition will provide the Company with a larger interest in certain of its existing properties, including the West Delta 30 Field in the Gulf of Mexico.

     THE MICHIGAN DISPOSITION. The Company has substantially completed negotiations and expects to close the sale of its interests in a natural gas development project located in northwestern Michigan (the "Michigan Development Project") in the near future. The Company views this transaction (the
"Michigan Disposition") as a disposition of non-core assets and a further enhancement of its focus on the Gulf Coast region. The aggregate sales price including assumption of debt is expected to be $32.2 million net to the Company's interest. Upon consummation of the transaction, the Company will sell
28.8 Bcfe of proved reserves as of December 31, 1996 (of which 3.3 Bcfe were proved developed producing as of December 31, 1996) and interests in a pipeline company and a processing company.

     The Company retained its interests in Oceana Exploration Company, L.C., a Michigan exploration company. See "Business and Properties -- Exploration Programs -- Michigan."

DEVELOPMENT, EXPLOITATION AND EXPLORATION PROJECTS

     Set forth below is a description of the development and exploitation projects that the Company's management expects to pursue during calendar year 1997. While the Company presently intends to complete these projects, the number, type and timing thereof are subject to change as a result of many factors, including the availability of capital to fund such projects, initial test results, results of drilling by third parties on adjacent blocks, weather, oil and gas prices and other general economic conditions that are beyond the control of the Company. In addition, because the Company does not operate most of its properties, it can influence but does not have the ability to control the initiation and timing of many capital projects. The Company currently anticipates spending approximately $23.0 million during calendar year 1997 on some of the following projects. There can be no assurance that any of these projects can be successfully developed within budget, or that, once developed, such projects will be commercially productive. See "Risk
Factors -- Volatility of Oil and Natural Gas Prices; Marketability of Production," "-- Reserve Replacement Risks," "-- Reliance on Estimates of
Oil and Natural Gas Reserves" and "-- Substantial Capital Requirements."

     RABBIT ISLAND FIELD. In 1993 the Company purchased a 25% interest in the Rabbit Island Field located in Louisiana state waters. The field has produced in excess of 1.2 Tcf of gas and 46 MMBbls of oil. A 105 square-mile 3-D survey was interpreted in 1993, and six of seven wells drilled since that time have been successful, discovering 34.3 Bcfe of gross proved reserves (7.2 Bcfe net to the Company's interest). The Company, Texaco Exploration and Production Inc. ("Texaco") and Shell Offshore Inc. ("Shell") are conducting a joint field study to delineate additional exploitation opportunities in this field. This study is expected to be completed in the third quarter of 1997. The preliminary results of the study indicate at least 25 potential exploitation opportunities.

     WEST DELTA 30. In 1995 the Company purchased a 70% working interest in the West Delta 30 Field in the Gulf of Mexico from Shell and initiated an integrated geological, geophysical and 3-D seismic study in the first half of 1996. As a result of this study, the Company identified eight additional development drilling locations and three deeper pool prospects that the Company believes have significant exploratory potential. Based on the Company's proposal, Exxon Company, U.S.A. ("Exxon"), the operator, has committed to drill a well to test this field's deeper exploratory potential in mid-year 1997 and a development well by year-end 1997.

     MATAGORDA ISLAND 519. In late 1994 the Company purchased 13 producing fields in the Gulf of Mexico from Pennzoil Company ("Pennzoil") for $51.3 million (the "Pennzoil Acquisition"), including the Matagorda Island 519
Field. The Company owns working interests of 17% and 25% in this field, which is operated by Amoco Production Company ("Amoco"). Workover operations on three wells in this field are scheduled to be performed in 1997. Amoco completed such operations on the first well in January 1997, increasing gross production by 10 MMcf per day, a 50% increase in production attributable to the well. The Company believes that significant development and exploratory potential remains in the field. Amoco has purchased a 3-D seismic survey to delineate these opportunities, in which the Company owns a 25% working interest.

     HIGH ISLAND 110/111. The Company purchased its initial interest in this Texaco-operated field as part of the Pennzoil Acquisition and currently holds a 17% working interest. The Company has identified several recompletion zones and two proved undeveloped drilling locations in the field using 3-D seismic data to reinterpret an internal field study. These wells are scheduled to be drilled in 1997.

     MUSTANG ISLAND 846/847. The Company operates and owns a 100% working interest in this field, which it acquired as part of the Pennzoil Acquisition. Although the field was previously not producing and scheduled for abandonment by Pennzoil, the Company initiated a three-well recompletion program on the field shortly after its acquisition resulting in production of 8.8 MMcf per day. The Company has conducted a detailed field study and identified a development location that the Company believes has significant reserve potential. The Company plans to drill this location by mid-year 1997.

     WASSON FIELD. In June 1996 the Company acquired a 34.7% working interest in the Cornell Unit in the Wasson Field in West Texas. Approximately 1.5 billion Bbls of oil have been produced from the San Andres reservoir from which the Cornell Unit produces. The field was initially waterflooded in 1965, and a CO2 flood was initiated in 1985 utilizing the water alternating-gas injection method of enhanced oil recovery. Because the field has been restored to its original pressure as the result of tertiary recovery activities, at year-end 1996 the Company recommended the cessation of CO2 purchases for the next four to five years. This recommendation was adopted by the unit working interest owners. As a result, the Company expects to increase its annual cash flow from the field by $1.9 million. The Company, working with unit operator Exxon, has identified up to 30 infill drilling locations. Furthermore, pressure tests performed recently in an adjoining unit indicate that the upper gas-bearing sands may be produced separately from the oil reservoir. Exxon and the Company plan to test the feasibility of producing these gas-bearing sands in 1997.

PRODUCER INVESTMENT ACTIVITIES

     IPF PROGRAM. The Company complements its exploration and production activities with its IPF Program pursuant to which it invests in oil and natural gas reserves through the acquisition of term overriding royalty interests. From inception through December 31, 1996, the IPF Program has generated an average return on assets employed in excess of 20%. The IPF Program was established in 1993 and is funded by a combination of equity provided by the Company and third-party debt. The IPF Program enables independent producers to obtain nonrecourse financing, while maintaining ownership of their properties, through the sale to the Company of term overriding royalty interests. Transaction sizes for the program generally have ranged from $0.5 million to $5.0 million. A strong customer focus has resulted in a large majority of IPF Program customers having returned for additional funding requests and approximately a 100% average annual growth in year-end customers over the last two years. From inception through December 31, 1996, the Company completed 40 transactions under the IPF Program. At December 31, 1996, based on Company estimates and assuming prices of $2.10 per Mcf of natural gas and $21.00 per Bbl of oil, the net present value attributable to IPF Program assets was $25.0 million.

     The Company believes that the IPF Program offers a lower level of reserve, production and price risk than that associated with working interest ownership. Such risks are mitigated through strict adherence to the Company's IPF Program underwriting guidelines and the Company structuring its investment to receive an agreed upon share of revenues from identified properties until a contractual return is attained. The Company's underwriting guidelines include the requirement of sufficient reserve value, or collateral coverage, in excess of the IPF Program investment and the requirement that the IPF Program investments be structured so as not to bear production expenses. Additionally, because the Company originates dollar-denominated IPF Program assets, the effect of commodity price declines on the expected return on these assets is reduced as compared to working interest ownership. This reduction in price risk occurs because the Company structures its IPF Program term overriding royalty interests to result in a contractual return before the overriding royalty interest is discharged. As a result, IPF Program customers must deliver proceeds from the sale of oil and gas production until such return is achieved by the Company on its investment, regardless of the commodity price realized by the customer over the term of the transaction.

     On June 7, 1996, the Company's indirect wholly-owned subsidiary, IPF Company, entered into the IPF Company Credit Facility pursuant to which it finances the purchase of term overriding royalty interests under the IPF Program. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- IPF Company Credit Facility."

     THE GASFUND. In May 1993, Ventures Corporation and EnCap Ventures 1993 Limited Partnership ("EnCap") finalized a partnership arrangement named the GasFund ("GasFund"). The GasFund was a financing vehicle that utilized bank debt supported by limited Company and EnCap credit enhancements, which provided production-based financing to independent producers for oil and gas projects generally exceeding $10.0 million.

     Currently, there are no existing obligations and no outstanding transactions associated with the GasFund. As a result of the Company's assessment that the market to provide financing in amounts greater than $10.0 million is competitive to the point of unattractive returns, and the reduced credit enhancement capabilities of the Company as a result of the Acquisition, the Company does not anticipate participating in any future GasFund transactions.

EXPLORATION PROGRAMS

     During 1996 the Company participated in 33 exploration wells with 20 completions, for a 60.6% success rate. In addition to the exploration that the Company may conduct on its existing properties, the Company intends to continue participation in exploration activities through various joint venture programs, including those summarized below.

     SOUTH TEXAS -- COX & PERKINS DRILLING PROGRAM. The Cox & Perkins drilling program is an exploration effort in the expanded Yegua gas trend within Jackson and Wharton Counties, Texas. The Company holds a 10% working interest in this program, which utilizes 3-D seismic data to delineate potential structural and stratigraphic traps within the trend. The program sponsor and operator is Cox & Perkins Exploration, Inc., a privately-held, independent exploration and production company. Twenty-six wells have been drilled to date, of which 18 are productive. Current gross daily production from the wells is approximately 42 MMcf of natural gas and 1,070 Bbls of condensate. One well is currently being drilled, with four additional wells scheduled to be drilled in 1997.

     SOUTH TEXAS -- KENEDY RANCH. The Kenedy Ranch program is an exploration effort to delineate expanded Frio reservoir traps on this large ranch in Kenedy County along the southern Texas Gulf Coast. Output Exploration Company, Inc., Hunt Petroleum Company and the Company have shot a 180 square mile 3-D seismic survey and acquired 49,000 acres in defining potential drill sites. The program operator is Hunt Petroleum Company. Interpretation of the seismic data has identified five primary prospect areas. The Company holds a 12.5% working interest in this project.

     SOUTH LOUISIANA SALT DOMES. The Company and an affiliate of Shell, together with the operator, Texaco, are engaged in an effort to delineate the exploitation and exploration potential of three salt domes in southern Louisiana, including the Rabbit Island Field. The group is utilizing 3-D seismic to identify remaining potential. Nine out of 11 wells drilled to date have been successful, discovering approximately 62.2 Bcfe of gross proved reserves (12.2 Bcfe net to the Company's interest). The Company's net working interest in these program wells ranges from 7.6% to 25%.

     ANADARKO BASIN. The Anadarko Basin seismic program is an exploration effort within the Morrow Sand trend. The Company and the operator, Brigham Exploration Company, are utilizing 3-D seismic technology to delineate potential gas reservoirs in the channel-controlled Upper Morrow Sand. Additional objectives are present both above and below the main objective. The program participants hold 13,000 gross acres under lease, are pursuing another 12,000 gross acres and hold options on an additional 80,000 gross acres. Six 3-D seismic surveys have been shot and the evaluation thereof is in progress. Five wells have been drilled to date with two completions. The Company holds a 70% working interest in two of the 3-D areas, a 37.5% working interest in three of the 3-D areas and a 35% working interest in the remainder. Six additional wells are currently being drilled or are scheduled to be drilled in the first half of 1997.

     PERMIAN BASIN. The Permian Basin drilling program is an exploration effort targeting the Strawn Formation. The Company and the operator, Rand Paulson Oil Company, Inc., a privately-held, independent exploration and production company, combine 3-D seismic technology with detailed, bio-stratigraphic zonation work to delineate potential traps. Numerous secondary objectives exist above the primary targets. The program participants hold 32,000 gross acres under lease. To date, the Company has participated in nine wells with three completions. Thirteen additional prospects have been identified on acreage held by the participants with three wells currently being drilled and three additional wells scheduled to be drilled by mid-year 1997. The Company holds a 50% working interest in the program.

     MICHIGAN. Oceana Exploration Company, L.C., a Texas limited liability company and 80% owned subsidiary of Ventures Corporation, is obligated to drill, or cause to be drilled, four exploratory wells in Oceana County, Michigan by the end of 1997. Two such wells have been permitted and are expected to spud in the first half of 1997. Through this program, the Company is targeting the Niagaran reef trend, which the Company believes has significant exploratory potential.

SIGNIFICANT PROPERTIES

     The following table sets forth the net proved reserves and the PV-10 Reserve Value attributable to the Company's significant properties as of December 31, 1996 and on a pro forma basis as of December 31, 1996 after giving effect to the Funds Acquisition and the Michigan Disposition. The reserve data set forth below does not include reserves or reserve value attributable to the IPF Program. At December 31, 1996, the Company estimates that the net present value attributable to IPF Program assets was $25.0 million.

                                                                                                 PRO FORMA
                                                  AS OF DECEMBER 31, 1996                 AS OF DECEMBER 31, 1996
                                           -------------------------------------   -------------------------------------
                                             NET      % OF TOTAL       PV-10         NET      % OF TOTAL       PV-10
                                            PROVED       NET          RESERVE       PROVED       NET          RESERVE
                                           RESERVES     PROVED         VALUE       RESERVES     PROVED         VALUE
                                            (BCFE)     RESERVES    (IN MILLIONS)    (BCFE)     RESERVES    (IN MILLIONS)
                                           --------   ----------   -------------   --------   ----------   -------------
GULF COAST FIELDS
     Matagorda Island 519...............      14.2      9.5%          $  33.6         14.2      9.2%          $  33.6
     West Delta 30......................      11.5      7.7%             18.4         28.8     18.7%             46.1
     High Island 110/111................       5.6      3.7%              8.4          5.6      3.6%              8.4
     Mustang Island 846/847.............       4.3      2.9%              4.8          4.3      2.8%              4.8
     Eugene Island 372..................       3.0      2.0%              4.7          3.0      2.0%              4.7
     Rabbit Island......................       3.0      2.0%             10.3          3.0      2.0%             10.3
     Main Pass 74.......................       2.5      1.7%              4.7          2.5      1.6%              4.7
     Other Gulf Coast...................      26.4     17.7%             57.0         42.1     27.4%             95.0
                                           --------   ----------   -------------   --------   ----------   -------------
                                              70.5     47.2%          $ 141.9        103.5     67.3%          $ 207.6
OTHER FIELDS
     Wasson Field.......................      50.3     33.6%          $  12.6         50.3     32.7%          $  12.6
     Michigan Development Project.......      28.8     19.2%          $  36.9        --         --             --
                                           --------   ----------   -------------   --------   ----------   -------------
          Total.........................     149.6      100%          $ 191.4(1)     153.8      100%          $ 220.2(1)
                                           ========   ==========   =============   ========   ==========   =============

------------
(1) Does not reflect losses calculated to be incurred from future hedging activities. As a result of such losses, PV-10 Reserve Value and pro forma PV-10 Reserve Value as of December 31, 1996 were $184.8 million and $213.0 million, respectively.

     MATAGORDA ISLAND 519 FIELD. The Matagorda Island Block 519 Field is located offshore Texas, approximately 12 miles southeast of Matagorda County, in approximately 69 feet of water. Amoco discovered the field in 1983 and is the current operator. Four wells produce gas from lower Miocene Sands at a depth of approximately 14,800 feet to 17,000 feet. This field is currently producing 58.9 MMcf of gas per day and 134 Bbls of oil per day (7.7 MMcf and 17.4 Bbls net to the Company's interest). The Company acquired an average 20% working interest in the field effective October 1, 1994 pursuant to the Pennzoil Acquisition.

     WEST DELTA 30 FIELD. The West Delta 30 Field is located offshore Louisiana, approximately 65 miles south-southeast of New Orleans, in approximately 50 feet of water. The field was discovered in 1954 and has had over 200 wells drilled, the last of which was drilled in the early 1990s. Effective January 1, 1995, the Company acquired 28% of Shell's working interests in this field, which ranged from 50% to 100%. Cumulative production to date is approximately 300 Bcf of gas and 200 MMBbls of oil and the field currently produces 4.8 MMcf of gas per day and 1,489 Bbls of oil per day (1.4 MMcf and 417 Bbls net to the Company's interest). Seneca Resources Corporation and Exxon are the operators of the field. The West Delta 30 Field produces from Pliocene and Miocene Sands at a depth of approximately 6,500 feet to 11,000 feet that are trapped against a salt dome feature.

     HIGH ISLAND 110/111 FIELD. High Island Blocks 110 and 111 are located offshore Texas, approximately 20 miles offshore of Jefferson County, in approximately 30 feet of water. The field was discovered in 1973 and is currently operated by Texaco. The 17.7% average working interest owned by the Company was acquired from Pennzoil in 1994 and Sonat Exploration Company in 1995. Cumulative production to date from this field has been approximately 309 Bcf of gas and 2.6 MMBbls of oil and the field currently produces 8.8 MMcf of gas per day and 170 Bbls of oil per day (1.3 MMcf and 24.1 Bbls net to the Company's interest). The High Island 110/111 Field produces from Miocene Sands at a depth of approximately 7,500 feet to 12,500 feet that are trapped in a faulted anticline, downthrown to a major listric fault.

     MUSTANG ISLAND 846/847 FIELD. Mustang Island Blocks 846 and 847 are located offshore Texas, approximately 23 miles south of Corpus Christi in approximately 124 feet of water. This field was discovered in 1984 and has produced approximately 16 Bcf of gas. The field is currently producing 4.4 MMcf of gas per day and 5.0 Bbls of oil per day (3.7 MMcf and 4.2 Bbls net to the Company's interest). The Company acquired a 100% working interest in this field as a result of the Pennzoil Acquisition. The Mustang Island 846/847 Field produces from lower Miocene Sands at a depth of approximately 6,000 feet to 7,200 feet. The reservoir trap is a low relief rollover, downthrown to a regional fault.

     EUGENE ISLAND 372 FIELD. Eugene Island Block 372 is located offshore Louisiana, approximately 168 miles southwest of New Orleans, in approximately 400 feet of water. This field was discovered in 1978 and has produced approximately 44 Bcf of gas and 1.5 MMBbls of oil from nine wells. Currently, there are five active wells in this field. The Company acquired its 37.5% working interest in this field as a result of the Pennzoil Acquisition. The Eugene Island 372 Field produces from Pleistocene Sands at a depth of approximately 5,100 feet to 9,900 feet. The reservoir trap is characterized by complex faulting and highly stratigraphic sands. Unocal Corporation ("Unocal"), the current operator, is in the process of interpreting a new 3-D seismic survey covering the block and has identified several untested seismic amplitudes. Work is in progress to evaluate the size and economic viability of these leads.

     RABBIT ISLAND. The Rabbit Island Field is located in Louisiana state waters, approximately 95 miles southwest of New Orleans in approximately ten feet of water. This field was discovered in 1939 and has produced in excess of
1.2 Tcf of gas and 46 MMBbls of oil. The field is currently producing 32.2 MMcf of gas per day and 112 Bbls of oil per day (6.1 MMcf and 21.1 Bbls net to the Company's interest). Benton Oil & Gas Company of Louisiana ("Benton") earned a 50% working interest in this field from Texaco by acquiring and interpreting a 105 square mile 3-D seismic survey across the field. In 1993, the Company bought a 25% working interest from Benton. In early 1996, Shell acquired Benton, leaving Texaco, Shell, and the Company as working interest owners. The productive interval is Miocene Sands at a depth of approximately 1,600 feet to 12,000 feet. The field is a piercement salt dome with associated radial faulting.

     MAIN PASS 74. Main Pass Block 74 is located in Louisiana state waters, approximately 85 miles southeast of New Orleans in approximately 75 feet of water. This field was discovered in 1981 and is currently operated by Exxon. Cumulative production from this field has been approximately 20 MMBbls of oil and 41 Bcf of gas. The Company acquired an average working interest of 14.4% in this field as a result of the Pennzoil Acquisition. All production from the Main Pass 74 Field has come from Miocene Puma Sand at a depth of approximately 10,000 feet to 10,500 feet. The reservoir trap is a westerly-dipping, stratigraphic trap. The Company has identified one additional drilling location within the field, and Exxon has expressed an interest in drilling a horizontal well into the reservoir.

     WASSON FIELD. The Wasson Field is located in Gaines and Yoakum Counties, Texas, approximately 80 miles northwest of Midland, Texas. In June 1996 the Company acquired from Kerr-McGee Corporation 34.7% and .17% working interests in the Cornell and Denver Units at this field, respectively. These two units are currently producing 40,301 Bbls of oil per day (548.8 Bbls net to the Company's interest). The Wasson Field was discovered in 1937. The Cornell and Denver Units are currently operated by Exxon and Altura Energy, Inc. (a joint venture between Shell and Amoco), respectively. Approximately 1.5 billion barrels of oil have been produced from the San Andres reservoir. The San Andres produces in both the Cornell and Denver Units at depths of approximately 5,500 feet to 6,000 feet. This field was initially waterflooded in 1965, and a CO2 flood was initiated in 1985 utilizing the water-alternating-gas injection method of enhanced oil recovery.

OIL AND NATURAL GAS RESERVES

     The following table summarizes the estimates of the Company's historical net proved reserves as of December 31, 1994, 1995 and 1996 and pro forma net proved reserves as of December 31, 1996, and the present values attributable to these reserves at such dates. The reserve data and present values as of December 31, 1994 have been estimated by DeGolyer and other third-party petroleum engineers. The reserve data and present values as of December 31, 1995 have been estimated by DeGolyer and Netherland, Sewell. The reserve data and present values as of December 31, 1996 have been estimated by (i) Netherland, Sewell, with respect to the West Delta 30 Field, (ii) by other third-party petroleum engineers with respect to the Michigan Development Project and (iii) by DeGolyer with respect to all of the Company's other oil and natural gas properties. See "Significant Properties." The pro forma December 31, 1996 reserve data and present values give effect to the Funds Acquisition and the Michigan Disposition. Summaries of the December 31, 1996 reserve reports and the letters of DeGolyer and Netherland, Sewell with respect thereto are included as Appendix A to this Prospectus. The reserve data set forth below does not include reserves or reserve value attributable to the IPF Program. At December 31, 1996, the Company estimates that the net present value attributable to IPF Program assets was $25.0 million.

                                                       AS OF DECEMBER 31,
                                          ---------------------------------------------
                                                                              PRO FORMA
                                            1994        1995     1996(1)(2)    1996(1)
                                          ---------  ----------  ----------   ---------
PROVED RESERVES:
     Natural Gas (MMcf).................     73,399      82,682      89,101      91,182
     Oil and condensate (MBbls).........      4,109       2,197      10,086      10,442
     Total (MMcfe)......................     98,053      95,864     149,617     153,834

PROVED DEVELOPED PRODUCING RESERVES:
     Natural Gas (MMcf).................     46,544      45,386      47,029      52,055
     Oil and condensate (MBbls).........        967       1,219       8,010       8,379
     Total (MMcfe)......................     52,346      52,700      95,089     102,332

PV-10 Reserve Value (in thousands)......  $  61,812  $  103,931  $  184,816   $ 213,030
Standardized measure of discounted
  future net cash flows (in
  thousands)............................  $  68,492  $   98,999  $  157,177      --

------------
(1) The present values as of December 31, 1996 were prepared using a weighted average sales price of $22.50 per Bbl of oil and $3.38 per Mcf of natural gas. The pro forma present values as of December 31, 1996 were prepared using a weighted average sales price of $23.63 per Bbl of oil and $3.59 per Mcf of natural gas. By comparison, the present values as of December 31, 1995 were prepared using a weighted average sales price of $18.76 per Bbl of oil and $3.30 per Mcf of natural gas.
(2) Except for the standardized measure calculation, excludes minority interest attributable to the Michigan Development Project.

     The estimation of reserve data is a subjective process of estimating the recovery of underground accumulations of oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of the available data, the assumptions made, and engineering and geological interpretation and judgment. Estimates of economically recoverable oil and natural gas reserves and future net cash flows therefrom necessarily depend upon a number of variable factors and assumptions, including historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning future oil and natural gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. Any such estimates are therefore inherently imprecise, and estimates by other engineers, or by the same engineers at a different time, might differ materially from those included herein. Actual prices, production, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from those assumed in the estimates and it is likely that such variances will be significant. Any significant variance from the assumptions could result in the actual quantity of the Company's reserves and future net cash flow therefrom being materially different from the estimates set forth in this Prospectus. In addition, the Company's estimated reserves may be subject to downward or upward revision, based upon production history, results of future exploration and development, prevailing oil and natural gas prices, operating and development costs and other factors.

     Estimates with respect to proved undeveloped reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be substantial, in the estimated reserves.

     The present value of future net cash flows shown above should not be construed as the current market value, or the market value as of December 31, 1996, or any prior date, of the estimated oil and natural gas reserves attributable to the Company's properties. In accordance with applicable requirements of the Commission, the estimated discounted future net cash flows from estimated proved reserves are based on prices and costs as of the date of the estimate unless such prices or costs are contractually determined at such date. Actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as actual production, supply and demand for oil and natural gas, curtailments or increases in consumption by natural gas purchasers, changes in governmental regulations or taxation and the impact of inflation on costs.

     The Company's PV-10 Reserve Value as of December 31, 1996 was prepared using a weighted average sales price of $22.50 per Bbl of oil and $3.38 per Mcf of natural gas. These prices were substantially higher than prices used by the Company to calculate PV-10 Reserve Value in recent years. The Company estimates that a substantial decline in prices relative to year-end 1996 would cause a substantial decline in the Company's PV-10 Reserve Value. For example, compared to the pro forma data set forth in the above table as of December 31, 1996, a $0.10 per Mcf decline in natural gas prices, holding all other variables constant, would decrease the Company's pro forma December 31, 1996 PV-10 Reserve Value by approximately $6.4 million, or 2.8%, and a $1.00 per Bbl decline in oil and condensate prices would decrease the Company's PV-10 Reserve Value by approximately $4.0 million, or 1.8%. While the foregoing calculations should assist the reader in understanding the effect of a decline in oil or natural gas prices on the Company's PV-10 Reserve Value, such calculations assume that quantities of recoverable reserves are constant and therefore would not be accurate if prices decreased to a level at which reserves would no longer be economically recoverable.

     In accordance with methodology approved by the Commission, specific assumptions were applied in the estimates of future net cash flows. Under this methodology, estimated future net cash flows are determined by reducing estimated future gross cash flows to the Company for oil and natural gas sales by the estimated costs to develop and produce the underlying reserves, including future capital expenditures, operating costs, transportation costs, royalty and overriding royalty burdens. Estimated future production costs were based on actual annual production costs incurred during the reported period. A portion of the Company's proved reserves are undeveloped, and future development costs thereon were calculated based on a continuation of present economic conditions.

     Future net cash flows were discounted at 10% per annum to arrive at discounted future net cash flows. The 10% discount factor used to calculate present value is required by the Commission, but such rate is not necessarily the most appropriate discount rate. Present value of future net cash flows, irrespective of the discount rate used, is materially affected by assumptions as to timing of future natural gas and oil prices and production, which may prove to be inaccurate. In addition, the calculations of estimated net revenues do not take into account the effect of certain cash outlays, including among other things, general and administrative costs, interest expense and dividends.

     The Company's estimated proved reserves have not been filed with or included in reports to any federal authority or agency.

PRODUCTION, PRICES AND OPERATING EXPENSES

                                              YEAR ENDED DECEMBER 31,
                                          -------------------------------
                                            1994       1995       1996
                                          ---------  ---------  ---------
PRODUCTION VOLUMES:
     Natural gas (MMcf).................      2,334     18,065     21,578
     Oil and liquids (MBbls)............         83        424        574
     Total (MMcfe)......................      2,832     20,609     25,022

AVERAGE REALIZED PRICES:(1)
     Natural gas (per Mcf)..............  $    1.76  $    1.54  $    1.96
     Oil and liquids (per Bbl)..........      14.93      16.76      18.60

EXPENSES (PER MCFE):
     Lease operating expense............  $    0.63  $    0.39  $    0.44
     Production taxes...................       0.01       0.03       0.06
     Depreciation, depletion and
       amortization.....................       1.03       1.08       0.91
     General and administrative,
       net(2)...........................       0.23       0.16       0.12
------------
(1) Reflects the actual realized prices received by the Company, including the results of the Company's hedging activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Matters -- Hedging Activities."
(2) Includes production attributable to properties managed for the Funds for the periods indicated and excludes fees received from investors and overhead allocations from Tenneco. Including Tenneco allocations, average net general and administrative expenses per Mcfe for the years ended December 31, 1994, 1995, and 1996 would be $0.23, $0.20 and $0.28, respectively.

PRODUCTIVE WELLS

     The following table sets forth the number of productive oil and natural gas wells in which the Company owned an interest as of December 31, 1996.

                                            TOTAL PRODUCTIVE
                                                 WELLS
                                          --------------------
                                            GROSS       NET
                                          ---------  ---------
OFFSHORE
Natural gas.............................       71.0       20.8
Oil.....................................       39.0        8.2
                                          ---------  ---------
     Total..............................      110.0       29.0

ONSHORE
Natural gas.............................       43.0       10.0
Oil.....................................      837.0(1)      24.8(1)
                                          ---------  ---------
     Total..............................      880.0       34.8

TOTAL OFFSHORE AND ONSHORE
Natural gas.............................      114.0       30.8
Oil.....................................      876.0(1)      33.0(1)
                                          ---------  ---------
     Total..............................      990.0       63.8
                                          =========  =========
------------
(1) Includes 756 gross wells in the Wasson Field (Denver Unit) in which the Company holds a 0.17% working interest.

     Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. In wells with multiple completions mechanically isolated zones are counted as individual wells.

ACREAGE DATA

     The following table sets forth the approximate developed and undeveloped acreage in which the Company held a leasehold mineral or other interest as of December 31, 1996. Undeveloped acreage includes leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas, regardless of whether or not such acreage contains proved reserves.

                                   TOTAL ACREAGE       DEVELOPED    UNDEVELOPED
                                --------------------    ACREAGE       ACREAGE
             AREA                (GROSS)     (NET)       (NET)         (NET)
------------------------------  ---------  ---------   ---------    -----------
Onshore:
     Alabama..................     18,571      2,889      2,889        --
     Louisiana................     10,764      4,170      1,058         3,112
     Michigan.................      9,491      8,503      1,512         6,991
     Mississippi..............      4,444      1,023        626           397
     New Mexico...............     34,588     13,163        168        12,995
     Texas....................    107,021     16,229      2,262        13,967
                                ---------  ---------   ---------    -----------
Total Onshore.................    184,879     45,977      8,515        37,462
                                ---------  ---------   ---------    -----------
Offshore:
     Louisiana................    158,776     42,283     29,333        12,950
     Texas....................     80,555     26,968     23,848         3,120
                                ---------  ---------   ---------    -----------
Total Offshore................    239,331     69,251     53,181        16,070
                                ---------  ---------   ---------    -----------
Total.........................    424,210    115,228     61,696        53,532
                                =========  =========   =========    ===========

     The Company will acquire an aggregate of 14,858 developed and 17,821 undeveloped net leasehold acres pursuant to the Funds Acquisition and will dispose of 1,892 of the gross leasehold acres and 1,512 of the net developed leasehold acres set forth above in Michigan pursuant to the Michigan Disposition.

DRILLING ACTIVITIES

     The following table sets forth the drilling activity of the Company on its properties for the years ended December 31, 1994, 1995 and 1996.

                                                  YEAR ENDED DECEMBER 31,
                                        --------------------------------------------
                                            1994            1995            1996
                                        ------------    ------------    ------------
                                        GROSS    NET    GROSS    NET    GROSS    NET
                                        -----    ---    -----    ---    -----    ---
OFFSHORE DRILLING ACTIVITY:
Development:
     Productive......................    3.0     0.8     2.0     0.5     5.0     1.5
     Non-productive..................    --      --      --      --      --      --
                                        -----    ---    -----    ---    -----    ---
          Total......................    3.0     0.8     2.0     0.5     5.0     1.5
Exploratory:
     Productive......................    2.0     0.9     4.0     1.3     2.0     0.6
     Non-productive..................    4.0     0.5     4.0     0.9     1.0     0.2
                                        -----    ---    -----    ---    -----    ---
          Total......................    6.0     1.4     8.0     2.2     3.0     0.8

ONSHORE DRILLING ACTIVITY:
Development:
     Productive......................    --      --      4.0     0.7     2.0     0.3
     Non-productive..................    --      --      1.0     0.1     2.0     0.6
                                        -----    ---    -----    ---    -----    ---
          Total......................    --      --      5.0     0.8     4.0     0.9
Exploratory:
     Productive......................   12.0     1.7    15.0     1.8    18.0     2.0
     Non-productive..................   14.0     2.7    25.0     4.6    12.0     1.7
                                        -----    ---    -----    ---    -----    ---
          Total......................   26.0     4.4    40.0     6.4    30.0     3.7

     The information contained in the foregoing table should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled and the oil and natural gas reserves generated therefrom.

     From January 1, 1997 through March 15, 1997, the Company participated in drilling activities on 15 gross wells. Of the 15 wells, 5 (1.4 net) have been completed as commercial producers, 4 (0.6 net) were dry holes, and 6 (2.3 net) are currently being drilled.

OIL AND GAS MARKETING

     The Company's production is priced based on short-term spot prices and is marketed to third parties consistent with industry practices. The Company is aided by the presence of multiple delivery points near its production in the Gulf Coast region. From time to time, the Company has hedged a portion of its oil and gas production to achieve more predictable cash flows and to reduce its exposure to fluctuations in oil and gas prices. Despite the measures taken by the Company to attempt to control price risk, the revenues generated by the Company's operations are highly dependent upon the prices of, and demand for, oil and natural gas. The price received by the Company for its oil and natural gas production depends on numerous factors beyond the Company's control, including seasonality, the condition of the United States economy (particularly the manufacturing sector), foreign imports, political conditions in other natural gas-producing and oil-producing countries, the actions of OPEC and domestic government regulation, legislation and policies. Decreases in the prices of oil and natural gas could have a material adverse effect on the carrying value of the Company's proved reserves and the Company's revenues, profitability and cash flow. Although the Company is not currently experiencing any significant involuntary curtailment of its oil or natural gas production, market, transportation economic and regulatory factors may in the future materially adversely affect the Company's ability to sell its oil or natural gas production. See "Risk Factors -- Volatility of Oil and Natural Gas Prices; Marketability of Production" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     The Company encounters competition from other companies in all areas of its operations, including the acquisition of producing properties and its IPF Program. The Company's competitors include major integrated oil and gas companies and numerous independent oil and gas companies, individuals and drilling and income programs and, in the case of its IPF Program, affiliates of investment, commercial and merchant banking firms and affiliates of large interstate pipeline companies. Many of its competitors are large, well-established companies with substantially larger operating staffs and greater capital resources than the Company's and which, in many instances, have been engaged in the oil and gas business for a much longer time than the Company. Such companies may be able to pay more for productive natural gas and oil properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future, and to grow its IPF Program, will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

REGULATION

     The availability of a ready market for oil and natural gas production depends upon numerous factors beyond the Company's control. These factors include regulation of oil and natural gas production, federal, state and local laws and regulations governing environmental quality and pollution control, state limits on allowable rates of production by a well or proration unit, the supply of oil and natural gas available for sale, the availability of adequate pipeline and other transportation and processing facilities and the marketing of competitive fuels. For example, a productive natural gas well may be "shut-in" because of an oversupply of natural gas or the lack of an available natural gas pipeline in the areas in which the Company conducts its operations. Federal, state and local laws and regulations generally are intended to prevent waste of oil and natural gas, protect rights to produce oil and natural gas between owners in a common reservoir, control the amount of oil and natural gas produced by assigning allowable rates of production and control contamination of the environment.

     REGULATION OF OIL AND NATURAL GAS EXPLORATION AND PRODUCTION. The Company's exploration and production operations are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells, and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilling and the plugging and abandonment of wells. The Company's operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units and the density of wells that may be drilled and unitization or pooling of oil and gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas and impose certain requirements regarding the ratability of production. The effect of these regulations is to limit the amounts of oil and natural gas the Company's operator or the Company can produce from its wells, and to limit the number of wells the Company can drill or the locations thereof. In addition, numerous departments and agencies, both federal and state, are authorized by statute to issue rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and, consequently, affects its profitability. Inasmuch as such laws and regulations are frequently expanded, amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such regulations.

     NATURAL GAS MARKETING AND TRANSPORTATION. Federal legislation and regulatory controls in the United States have historically affected the price of the natural gas produced by the Company and the manner in which such production is marketed. The transportation and sale for resale of natural gas in interstate commerce are regulated pursuant to the Natural Gas Act of 1938 (the "NGA"), the Natural Gas Policy Act of 1978 (the "NGPA") and the Federal Energy Regulatory Commission (the "FERC"). Although maximum selling prices of natural gas were regulated in the past, on July 26, 1989, the Natural Gas Wellhead Decontrol Act of 1989 ("Decontrol Act") was enacted, which amended the NGPA to remove completely by January 1, 1993 price and nonprice controls for all "first sales" of domestic natural gas, which include all sales by the Company of its production; consequently, sales of the Company's natural gas production currently may be made at market prices, subject to applicable contract provisions. The FERC's jurisdiction over natural gas transportation was unaffected by the Decontrol Act.

     The FERC also regulates interstate natural gas transportation rates and service conditions, which affect the marketing of natural gas produced by the Company, as well as the revenues received by the Company for sales of such natural gas. Since the latter part of 1985, the FERC has endeavored to make interstate natural gas transportation more accessible to natural gas buyers and sellers on an open and nondiscriminatory basis. The FERC's efforts have significantly altered the marketing and pricing of natural gas. Commencing in April 1992, the FERC issued Order Nos. 636, 636-A and 636-B (collectively, "Order No. 636"), which, among other things, require interstate pipelines to "restructure" to provide transportation separate or "unbundled" from the pipelines' sales of natural gas. Also, Order No. 636 requires pipelines to provide open-access transportation on a basis that is equal for all natural gas supplies. Order No. 636 has been implemented through negotiated settlements in individual pipeline service restructuring proceedings. In many instances, the result of the Order No. 636 and related initiatives has been to reduce substantially or bring to an end the interstate pipelines' traditional role as wholesalers of natural gas in favor of providing only storage and transportation services. The FERC has issued final orders in virtually all pipeline restructuring proceedings, and has now commenced a series of one year reviews to determine whether refinements are required regarding individual pipeline implementations of Order No. 636.

     Recently, the FERC issued policy statements on how interstate natural gas pipelines can recover the costs of new pipeline facilities and on how the FERC intends to regulate natural gas gathering facilities owned (or previously owned but either "spun down" to an affiliate or "spun off" to a non-affiliate) by interstate pipeline companies after Order No. 636. While the FERC's policy statement on new construction cost recovery affects the Company only indirectly, in its present form, the new policy should enhance competition in natural gas markets and facilitate construction of gas supply laterals. However, requests for rehearing of this policy statement are currently pending. The FERC has approved the spin down or spin off by several interstate pipelines of their gathering facilities. These approvals were given despite the strong protests of a number of producers concerned that any diminution in FERC's oversight of interstate pipeline-related gathering services might result in a denial of open access or otherwise enhance the pipelines' monopoly power. While the FERC has stated that it will retain limited jurisdiction over such gathering facilities and will hear complaints concerning any denial of access, it is unclear what effect the FERC's new gathering policy will have on producers such as the Company and the Company cannot predict what further action the FERC will take on these matters.

     Proposals and proceedings that might affect the natural gas industry are considered from time to time by Congress, the FERC, state regulatory bodies and the courts. The Company cannot predict when or if any such proposals might become effective, or their effect, if any, on the Company's operations. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by the FERC and Congress will continue indefinitely into the future.

     FEDERAL OFFSHORE LEASING. Certain of the Company's operations are conducted on federal oil and gas leases administered by the Minerals Management Service ("MMS"). The MMS issues such leases through competitive bidding. These leases contain relatively standardized terms and require compliance with detailed MMS regulations and orders pursuant to the Outer Continental Shelf Lands Act ("OCSLA") (which are subject to change by the MMS). For offshore operations, lessees must obtain MMS approval for exploration plans and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency), lessees must obtain a permit from the MMS prior to the commencement of drilling. The MMS has promulgated regulations requiring offshore production facilities located on the Outer Continental Shelf ("OCS") to meet stringent engineering and construction specifications, and has recently proposed additional safety-related regulations concerning the design and operating procedures for OCS production platforms and pipelines. The MMS also has issued regulations restricting the flaring or venting of natural gas, and has recently proposed to amend such regulations to prohibit the flaring of liquid hydrocarbons and oil without prior authorization. Similarly, the MMS has promulgated other regulations governing the plugging and abandonment of wells located offshore and the removal of all production facilities. To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other security can be substantial and there is no assurance that the Company can obtain bonds or other security in all cases. See " -- Environmental Matters."

     The MMS has recently issued a notice of proposed rulemaking in which it proposes to amend its regulations governing the calculation of royalties and the valuation of natural gas produced from federal leases. The principal feature in the amendments, as proposed, would establish an alternative market-index based method to calculate royalties on certain natural gas production sold to affiliates or pursuant to non-arm's-length contracts. The MMS has proposed this rulemaking to facilitate royalty valuation in light of changes in the natural gas marketing environment. The Company cannot predict what action the MMS will take on these matters, nor can it predict at this state of the rulemaking proceeding how the Company might be affected by amendments to the regulations.

     The OCSLA requires that all pipelines operating on or across the OCS provide open-access, non-discriminatory service. Although the FERC has opted not to impose the regulations of Order No. 509, which implements these requirements of the OCSLA, on gatherers and other non-jurisdictional entities, the FERC has retained the authority to exercise jurisdiction over those entities if necessary to permit non-discriminatory access to services on the OCS. If the FERC were to apply Order No. 509 to gatherers in the OCS, eliminate the exemption of gathering lines, and redefine its jurisdiction over gathering lines, the result would be a reduction in available pipeline space for existing shippers in the Gulf of Mexico and elsewhere.

     OIL SALES AND TRANSPORTATION RATES. Sales of crude oil, condensate and gas liquids by the Company are not regulated and are made at market prices. The price the Company receives from the sale of these products is affected by the cost of transporting the products to market. Effective as of January 1, 1995, the FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which, subject to certain conditions and limitations, would generally index such rates to inflation. The Company is not able to predict with certainty what effect, if any, these regulations will have on it, but other factors being equal, under certain conditions the regulations may cause increased transportation costs and may reduce wellhead prices for such commodities.

ENVIRONMENTAL MATTERS

     The Company's operations are subject to federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, require remedial measures to prevent pollution from former operations, such as pit closure and plugging abandoned wells, and impose substantial liabilities for pollution resulting from the Company's operations. In addition, these laws, rules and regulations may restrict the rate of oil and natural gas production below the rate that would otherwise exist. The regulatory burden on the oil and gas industry increases the cost of doing business and consequently affects its profitability. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly waste handling, disposal and clean-up requirements could have a significant impact on the operating

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
costs of the Company, as well as the oil and gas industry in general. Management believes that the Company is in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on the Company.

     The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment (including pre-remedial investigations and post-remedial monitoring), for damages to natural resources. In some instances, neighboring landowners and other third parties file claims based on common law theories of tort liability for personal injury and property damage allegedly caused by the release of hazardous substances at a CERCLA site.

     The Oil Pollution Act of 1990 (the "OPA") and regulations thereunder impose a variety of requirements on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in "waters of the United States." A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. The term "waters of the United States" has been broadly defined to include not only the waters of the Gulf of Mexico but also inland waterbodies, including wetlands, playa lakes and intermittent streams. A 1996 amendment to the OPA also requires owners and operators of "offshore facilities" (including those located in coastal inland waters, such as bays or estuaries) to establish $35.0 million in financial responsibility to cover environmental cleanup and restoration costs likely to be incurred in connection with an oil spill. Offshore facilities are facilities used for exploring for, drilling for or producing oil or transporting oil from facilities engaged in oil exploration, drilling or production. If it is determined that an increase in the amount of financial responsibility required is warranted, the President has the authority to raise such to an amount not exceeding $150.0 million. In any event, the impact of any adjustment to the annual required financial responsibility is not expected to be any more burdensome to the Company than it will be to other similarly situated companies involved in oil and gas exploration and production.

     OPA imposes a variety of additional requirements on responsible parties for vessels or oil and gas facilities related to the prevention of oil spills and liability for damages resulting from such spills in waters of the United States. OPA assigns liability to each responsible party for oil spill removal costs and a variety of public and private damages from oil spills. OPA establishes a liability limit for offshore facilities of all removal costs plus $75.0 million. A party cannot take advantage of liability limits if the spill is caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If a party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. Few defenses exist to the liability for oil spills imposed by OPA. OPA also imposes other requirements on facility operators, such as the preparation of an oil spill contingency plan. Failure to comply with ongoing requirements or inadequate cooperation in a spill event may subject a responsible party to civil or criminal enforcement actions. As of the date hereof, the Company is not the subject of any civil or criminal enforcement actions under the OPA and is in substantial compliance with the requirements of the OPA.

     In addition, the OCSLA authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating in the OCS. Specific design and operational standards may apply to OCS vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations issued pursuant to OCSLA can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and the cancellation of leases. Such enforcement liabilities can result from either governmental or private prosecution. As of the date hereof, the Company is not the subject of any civil or criminal enforcement actions under the OCSLA and is in substantial compliance with the requirements under the OCSLA.

     The Clean Water Act ("CWA") imposes restrictions and strict controls regarding the discharge of produced waters and other oil and gas wastes into navigable waters. Permits must be obtained to discharge pollutants into state and federal waters. The CWA provides for civil, criminal and administrative penalties for any unauthorized discharges of oil and other hazardous substances in reportable quantities and, along with the OPA, imposes substantial potential liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide civil, criminal and administrative penalties and liabilities in the case of a discharge of petroleum or its derivatives into state waters. The U.S. Environmental Protection Agency
("EPA") issued general permits prohibiting the discharge of produced water and produced sand derived from oil and gas point source facilities into coastal waters in Louisiana and Texas, which became effective as of January 1, 1997. Although the costs of compliance with zero discharge mandates under federal or state law may be significant, the entire industry will experience similar costs and the Company believes that these costs will not have a material adverse impact on the Company's financial condition and operations. Certain oil and gas exploration and production facilities are required to obtain permits for their storm water discharges and costs may be associated with treatment of wastewater, or developing storm water pollution prevention plans. In addition, the Coastal Zone Management Act authorizes state implementation and development of management measures for nonpoint source pollution designed to restore and protect coastal waters.

OPERATING HAZARDS AND DRILLING RISKS

     The oil and natural gas business involves a variety of operating risks, including the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures or discharges of toxic gases. Any of these occurrences could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Moreover, offshore operations are subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions, to more extensive governmental regulation, including regulations that may, in certain circumstances, impose strict liability for pollution damage, and to interruption or termination of operations by governmental authorities based on environmental or other considerations. The presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause such activity to be unsuccessful, resulting in a total loss of the Company's investment in such activity. Although the Company maintains insurance coverage considered to be customary in the industry, it is not fully insured against certain of these risks, either because such insurance is not available or because of the high premium costs. The Company does not carry business interruption insurance. There can be no assurance that any insurance obtained by the Company will be adequate to cover any losses or liabilities, or that such insurance will continue to be available or available on terms which are acceptable to the Company. See "Risk Factors -- Operating Risks."

     Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for oil and gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond the Company's control, including title problems, weather conditions, mechanical problems, compliance with governmental requirements and shortages or delays in the delivery of equipment and services. The Company's future drilling activities may not be successful and, if unsuccessful, such failure may have a material adverse effect on the Company's future results of operations and financial condition.

     In addition, the Company's use of 3-D seismic requires greater pre-drilling expenditures than traditional drilling strategies. Although the Company believes that its use of 3-D seismic will increase the probability of success of its exploratory wells and should reduce average finding costs through the elimination of prospects that might otherwise be drilled solely on the basis of 2-D seismic data and other traditional methods, unsuccessful wells are likely to occur. There can be no assurance that the Company's participation in drilling programs will be successful or that unsuccessful drilling efforts will not have a material adverse effect on the Company.

ABANDONMENT COSTS

     The Company is responsible for the payment of abandonment costs on its oil and natural gas properties pro rata to its working interest. The Company accrues for its expected future abandonment liabilities as a component of depletion, depreciation and amortization as the properties are produced. As of December 31, 1996, total pro forma undiscounted abandonment costs estimated to be incurred through the year 2006 were approximately $16.6 million for properties in federal and state waters. The Company does not consider abandonment costs estimated to be incurred on its onshore properties to be significant at this time. Estimates of abandonment costs and their timing may change due to many factors, including actual drilling and production results, inflation rates, and changes in environmental laws and regulations.

     The MMS requires lessees of OCS properties to post bonds in connection with the plugging and abandonment of wells located offshore on the federal OCS and the removal of all production facilities. Operators in the OCS waters of the Gulf of Mexico are currently required to post an area-wide bond of $3.0 million or $500,000 per producing lease, which the Company has provided. Under certain circumstances, the MMS has the authority to suspend or terminate operations on federal leases for failure to comply with the applicable bonding requirements or other regulations applicable to plugging and abandonment. Any such suspensions or terminations of the Company's operations could have a material adverse effect on the Company's financial condition and results of operations.

TITLE TO PROPERTIES

     The Company believes it has satisfactory title to all of its producing properties in accordance with standards generally accepted in the oil and gas industry. Prior to completing an acquisition of producing oil and natural gas leases, the Company obtains title opinions on the most significant leases. However, as is customary in the oil and gas industry, the Company makes only a cursory review of title to farmout acreage and to undeveloped oil and natural gas properties upon execution of the contracts pursuant to which the Company acquires rights thereto. Prior to the commencement of drilling operations, a thorough title examination is conducted and curative work is performed with respect to significant defects. To the extent title opinions or other investigations reflect title defects affecting farmout acreage or undeveloped properties, the Company, rather than the seller of the undeveloped property, is typically responsible for curing any such title defects at its expense. If the Company were unable to remedy or cure any title defect of a nature such that it would not be prudent to commence drilling operations on the property, the Company could suffer a loss of its entire investment in the property. The Company has obtained title opinions on substantially all of its producing properties and believes that it has satisfactory title to such properties in accordance with standards generally accepted in the oil and gas industry.

     The Company's oil and natural gas properties are subject to customary royalty interests, liens for current taxes and other burdens which the Company believes do not materially interfere with the use of or affect the value of such properties. Approximately 80% of the aggregate value of the Company's oil and natural gas properties (other than the IPF Program properties) are and will continue to be mortgaged to secure borrowings under the Revolving Credit Facility. Although the remaining approximately 20% of the aggregate value of the Company's oil and natural gas properties are not mortgaged to the Lenders under the Revolving Credit Facility, such properties are nevertheless subject to the restrictions set forth therein, including a prohibition on granting any security interests therein.

EMPLOYEES

     On February 28, 1997, the Company employed 38 full-time persons and four full-time contractors. The Company believes that its relationships with its employees are good. None of the Company's employees are covered by a collective bargaining agreement.

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
OFFICES

     The Company currently leases approximately 31,000 square feet of office space in Houston, Texas, where its principal offices are located.

LEGAL PROCEEDINGS

     Various claims have been filed naming joint working interest owners of the Company in the ordinary course of business, particularly claims alleging personal injuries, for which the Company would be responsible for its pro rata share of any uninsured damages or settlement costs. In addition, the Company's partner in the Michigan Development Project has informed the Company that it believes that is has a preferential purchase right with respect to a portion of the Company's interests in the project that the Company plans to sell to another party pursuant to the Michigan Disposition. Such partner has indicated that it may take legal action to enforce its alleged preferential purchase right and prevent the Company from consummating the Michigan Disposition. The Company believes that such partner's claim has no merit and intends to proceed with the Michigan Disposition. No pending or threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on the Company's financial condition or results of operations.

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
                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Company's Board of Directors currently has four members. Following the Offering, the Company intends to increase the size of its Board of Directors to six persons. The two individuals to be nominated for appointment to the Board of Directors following the Offering will not be employees of or otherwise affiliated with the Company, Fund VII or First Reserve. The new directors will be elected by the current directors. All directors are elected annually to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified. The officers of the Company are elected by, and serve until their successors are elected by, the Board of Directors.

     The following table sets forth certain information concerning the directors and executive officers of the Company as of March 15, 1997.

                NAME                AGE               POSITION
---------------------------------   --- -------------------------------------
Michael V. Ronca.................   43  President and Chief Executive Officer
                                        and Director
Herbert A. Newhouse..............   52  Executive Vice President
Catherine L. Sliva...............   38  Executive Vice President and
                                        Secretary
Rick G. Lester...................   45  Vice President, Chief Financial
                                        Officer and Treasurer
Jonathan S. Linker...............   48  Director
William E. Macaulay..............   51  Director
Steven H. Pruett.................   35  Director

     Michael V. Ronca has been the President and Chief Executive Officer of the Company and has served as a Director of the Company since its inception in 1996. Mr. Ronca has been the President of Ventures Corporation since its inception in 1993. Prior to starting Ventures Corporation, Mr. Ronca served as Executive Director, Investor Relations for Tenneco where he was responsible for the development, implementation and management of a global investor relations program. Mr. Ronca, who was an employee of Tenneco for over 20 years, moved to Houston in 1984 to assume the position of administrative assistant to the chairman and chief executive officer of Tenneco Inc. In this capacity he focused on acquisition and disposition analysis, strategic planning and operational issues. Mr. Ronca graduated from Villanova University in 1975 with a bachelor of science degree in finance and marketing and later earned a master of business administration degree from Drexel University.

     Herbert A. Newhouse has been Executive Vice President of the Company since its inception in 1996. Mr. Newhouse is responsible for exploration, production and evaluation activities for the Company, including geological, geophysical and engineering technical evaluations. Mr. Newhouse joined Ventures Corporation in 1995 as Vice President. He has more than 28 years operational and managerial experience in oil and gas exploration and production, most recently having served as Vice President of Production for North Central Oil Corporation for the six years prior to 1995. Before joining North Central, Mr. Newhouse spent 17 years with the exploration and production division of Tenneco Oil Company ("Tenneco Oil"), rising to the position of Division Production Manager responsible for drilling, production, development geology and reservoir engineering. He graduated from Ohio State University in 1968, with a bachelor of science degree in Chemical Engineering.

     Catherine L. Sliva has been the Executive Vice President and Secretary of the Company since its inception in 1996 and is principally responsible for the IPF Program, strategic planning and analysis, and investor relations. Ms. Sliva has been with Ventures Corporation since its inception in 1990. Ms. Sliva has 17 years experience in offshore and onshore petroleum engineering and economics and is experienced in production finance, acquisition evaluations, reservoir management, field development, economic analysis, coordination of budgets and formulation of corporate goals and strategies. A registered professional petroleum engineer, Ms. Sliva is a graduate of Texas A&M University, where she received a bachelor of science degree in Petroleum Engineering in 1980. Ms. Sliva joined Tenneco Oil in the Gulf Coast division in 1980. She remained in the Gulf Coast division for five years, advancing to Senior Petroleum Engineer. In 1985, Ms. Sliva became a member of the Economic Planning and Analysis Group at Tenneco Oil. She evaluated Tenneco Oil's exploration results, conducted an analysis of Tenneco Oil's competitors and evaluated each division's profitability, including operating results, manpower efficiencies, capital investment levels and results.

     Rick G. Lester has been Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of the Company since its inception in 1996 with overall responsibility for its accounting, financial analysis, financing and banking activities. Mr. Lester joined Ventures Corporation in 1991. Mr. Lester has 22 years experience in the financial area, including accounting, tax, corporate finance, and planning and analysis. He received his bachelor of business administration degree in Accounting from the University of Oklahoma in 1974 and his Texas CPA certificate in 1977, and is a member of the AICPA and the Texas Society of CPAs. Mr. Lester joined Tenneco Oil in 1981 and was responsible at various times for managing several operational accounting groups and the tax planning group. In 1988, Mr. Lester became Manager, Corporate Finance with Tenneco where he was responsible for developing financing plans and negotiating credit agreements for its U.S. and Canadian finance companies and for other special projects including the review of its world-wide finance and stock repurchase programs.

     Jonathan S. Linker has served as a Director of the Company since its inception in 1996. Mr. Linker has been a Managing Director of First Reserve since 1996, the President and a director of IDC Energy Corporation since 1987, and a Vice President and director of Sunset Production Corporation since 1988. First Reserve Corporation is an investment management firm specializing in making private equity investments in energy companies. IDC Energy Corporation and Sunset Production Corporation are small, privately-held oil and gas companies. Mr. Linker also serves as a director of Hugoton Energy Corporation, an independent oil and gas exploration and production company. Mr. Linker earned a bachelor of arts degree in Geology from Amherst College, a master of arts degree in Geology from Harvard University and a master of business administration degree from the Harvard Business School.

     William E. Macaulay has served as a Director of the Company since March 1997. Mr. Macaulay has been the President and Chief Executive Officer of First Reserve since 1983. Mr. Macaulay serves as a director of Weatherford Enterra, Inc., an oilfield service company, Maverick Tube Corporation, a manufacturer of steel pipe and casing, TransMontaigne Oil Company, an oil products distribution and refining company, National-Oilwell, Inc., a manufacturer and distributor of equipment and products used in oil and gas drilling and production, and Hugoton Energy Corporation. Mr. Macaulay earned a bachelor of arts degree in Economics from City University of New York and a master of business administration degree in Finance from the Wharton School at the University of Pennsylvania.

     Steven H. Pruett has served as a Director of the Company since March 1997. Mr. Pruett has been a Vice President of First Reserve since 1995. Mr. Pruett has been the President and Chief Executive Officer of First Reserve Oil & Gas Co. since 1996. First Reserve Oil & Gas Co. is a privately-held company engaged in the acquisition and development of oil and gas properties in the Midcontinent Region and the Permian Basin. Prior to joining First Reserve, Mr. Pruett worked for Credit Suisse First Boston as an investment banker in the Natural Resources Group in New York and Houston from 1994 to 1995. Mr. Pruett worked for Amoco Production Company in Planning and Economics from 1991 to 1994, following his graduation from the Harvard Business School with a master of business administration degree in 1991. After earning a bachelor of science degree in Petroleum Engineering from the University of Texas at Austin in 1984, Mr. Pruett was a Petroleum Engineer for ARCO Oil and Gas Company from 1984 to 1989.

COMMITTEES OF THE BOARD OF DIRECTORS

     Following the Offering the Company will have an Audit Committee and a Compensation Committee.

     AUDIT COMMITTEE. The Board of Directors intends to name directors to an Audit Committee after consummation of the Offering. The Audit Committee will have responsibility for, among other things, (i) recommending the selection of the Company's independent accountants, (ii) reviewing and approving the scope of the independent accountants' audit activity and extent of non-audit services,
(iii) reviewing
with management and the independent accountants the adequacy of the Company's basic accounting systems, (iv) reviewing with management and the independent accountants the Company's financial statements and exercising general oversight of the Company's financial reporting process and (v) reviewing the Company's litigation and other legal matters that may affect the Company's financial condition and monitoring compliance with the Company's business ethics and other policies.

     COMPENSATION COMMITTEE. The Compensation Committee consists of Messrs. Ronca, Linker and Pruett. This committee has general supervisory power over, and the power to grant options under, the Stock Purchase and Option Plan. The Compensation Committee additionally has responsibility for, among other things,
(i) reviewing the recommendations of the Chief Executive Officer as to appropriate compensation of the Company's principal executive officers and certain other key personnel and establishing the compensation of such key personnel and the Chief Executive Officer, (ii) examining periodically the general compensation structure of the Company and (iii) supervising the employee benefit plans and compensation plans of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the Company's fiscal year ended December 31, 1996, the Company had no compensation committee or other committee of the Board of Directors performing similar functions. Decisions concerning compensation of Mr. Ronca were made during such fiscal year by the Compensation Committee of the board of directors of Tenneco, the former indirect parent of the Company's operating subsidiaries. Decisions concerning compensation of the other executive officers of the Company were made during fiscal year 1996 by the compensation committee of Tennessee Gas Pipeline Company, the former parent of the Company's operating subsidiaries. Mr. Ronca served as a member of the compensation committee of Tennessee Gas Pipeline Company during fiscal year 1996.

RONCA EMPLOYMENT AGREEMENT

     In connection with the Acquisition, the Company entered into a three-year employment agreement with Mr. Ronca on December 31, 1996 pursuant to which Mr. Ronca serves as the Company's President and Chief Executive Officer. Under the Ronca Employment Agreement, Mr. Ronca receives an annual base salary of $180,000 and is entitled to receive an annual cash bonus based on the satisfaction of performance criteria determined by the Board of Directors, in target and maximum amounts equal to 50% and 90%, respectively, of such base salary. The Ronca Employment Agreement also provides that Mr. Ronca will receive $20,000 annually to be used, at his discretion, for perquisites and other fringe benefits associated with his position as President and Chief Executive Officer of the Company. Mr. Ronca is additionally entitled to participate in all other employee compensation and welfare benefit plans and programs available to the Company's other senior executive officers, including health, dental, group life, disability and retirement plans, and expense reimbursement. In the event Mr. Ronca's employment is terminated prior to December 31, 1999 and under certain circumstances, including an election by Mr. Ronca to terminate his employment following a Change of Control (as therein defined) or for Good Reason (as therein defined), he would be entitled under such employment agreement to receive up to the full amount of the base salary he would have received thereunder for the remaining term thereof had his employment not been so terminated. Under the Ronca Employment Agreement, a "Change of Control" is defined as the acquisition by any person or entity, or group thereof, excluding Fund VII and other affiliates of First Reserve of more than 50% of the outstanding voting stock of the Company, and "Good Reason" is defined to include, among other things, material reductions in Mr. Ronca's duties, responsibilities or base salary.

COMPENSATION OF DIRECTORS

     Prior to the Offering, directors of the Company have not received compensation for their services in such capacity. The Company anticipates that, after consummation of the Offering, directors who are employees of the Company will not be paid any fees or additional compensation for service as members of the Board of Directors or any committee thereof and that the Company will enter into customary

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
arrangements respecting fees and other compensation (including expense reimbursement) for other directors of the Company.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following table sets forth certain information with respect to the compensation of the Company's chief executive officer and for each of its other executive officers (the "named executive officers") during fiscal year 1996.

                                             ANNUAL
                                         COMPENSATION(1)
              NAME AND                ---------------------        ALL OTHER
         PRINCIPAL POSITION            SALARY       BONUS       COMPENSATION(2)
-----------------------------------   --------     --------     ----------------
Michael V. Ronca...................   $185,120     $160,000          $9,500
  President and Chief Executive
  Officer
Herbert A. Newhouse................    150,800       70,000           9,500
  Executive Vice President
Catherine L. Sliva.................     98,040       38,400           7,843
  Executive Vice President and
  Secretary
Rick G. Lester.....................    114,060       39,200           9,125
  Vice President, Chief Financial
  Officer and Treasurer
------------
(1) Does not include the value of perquisites and other personal benefits, securities or property because the aggregate amount of such compensation, if any, does not exceed the lesser of $50,000 or 10 percent of the total amount of annual salary and bonus for the named executive officers.
(2) Represents contributions of Tenneco under its 401(k) plan. Does not include options to acquire shares of common stock of Tenneco granted to Mr. Ronca, Mr. Newhouse, Ms. Sliva and Mr. Lester or restricted stock awards made to Mr. Ronca and Mr. Newhouse, all of which were granted or awarded in January 1996 as compensation for performance in 1995.

STOCK PURCHASE AND OPTION PLAN

     The Company recently adopted the Amended and Restated 1996 Stock Purchase and Option Plan for Key Employees of Domain Energy Corporation and Affiliates (the "Stock Purchase and Option Plan"). The objectives of the Stock Purchase and Option Plan are (i) to attract and retain management personnel with the training, experience and ability to enable them to make a substantial contribution to the success of the Company's business, (ii) to motivate management personnel by means of growth-related incentives to achieve long range goals and (iii) to further the alignment of interests of participants with those of the Company's stockholders through opportunities for increased stock or stock-based ownership in the Company.

     The Stock Purchase and Option Plan authorizes the issuance of options to acquire up to 867,100 shares of Common Stock, and the Company has reserved 867,100 shares of Common Stock for issuance in connection therewith. The Stock Purchase and Option Plan will be administered by the Compensation Committee of the Board of Directors. Pursuant to the Stock Purchase and Option Plan, the Company may grant to employees, directors or other persons having a unique relationship with the Company or its affiliates, singly or in combination, Incentive Stock Options, Other Stock Options, Stock Appreciation Rights, Restricted Stock, Purchase Stock, Dividend Equivalent Rights, Performance Units, Performance Shares or Other Stock-Based Grants, in each case as such terms are defined therein. See " -- Stock Option Agreements." The terms of any such grant will be determined by the Compensation Committee and set forth in a separate grant agreement. The exercise price will be at least equal to 100% of fair market value of the Common Stock on the date of grant in the case of Incentive Stock Options and the exercise price of Other Stock Options will be at least equal to 50% of fair market value of the Common Stock on the date of grant, provided that options to purchase up to 433,550 shares of Common Stock may be granted with an exercise price equal to $.01 per share, which is the par value of the Common Stock. Non-Qualified Stock Options and Other Stock Options may be exercisable for up to ten years. The Compensation Committee may provide that an optionee may pay for shares upon exercise of an option: (i) in cash; (ii) in already-owned shares of Common Stock; (iii) by payment through a cash or margin arrangement with a broker; (iv) in shares otherwise issuable upon exercise of the option; or (v) by any combination of (i) through (iv) as authorized by the Compensation Committee. In the event of certain extraordinary transactions, including a merger, consolidation, a sale or transfer of all or substantially all assets or an acquisition of all or substantially all the Common Stock, vesting of such options will generally be accelerated. The Stock Purchase and Option Plan will terminate on December 31, 2006.

STOCK OPTION AGREEMENTS

     On February 21, 1997 (the "Grant Date"), the Company granted to the following persons the following options under the Stock Purchase and Option Plan, pursuant to separate Non-Qualified Stock Option Agreements between the Company and each of such persons (collectively, as amended, the "Stock Option Agreements"): (i) an option to purchase up to 339,300 shares of Common Stock to Michael V. Ronca, the President and Chief Executive Officer of the Company, (ii) an option to purchase up to 113,100 shares of Common Stock to Herbert A. Newhouse, an Executive Vice President of the Company, (iii) an option to purchase up to 113,100 shares of Common Stock to Catherine L. Sliva, an Executive Vice President and the Secretary of the Company, (iv) an option to purchase up to 50,267 shares of Common Stock to Rick G. Lester, a Vice President, the Chief Financial Officer and the Treasurer of the Company, (v) an option to purchase up to 50,267 shares of Common Stock to Douglas H. Woodul, the Vice President -- Production of the Company, (vi) an option to purchase up to 50,267 shares of Common Stock to Steven M. Curran, the Vice
President -- Exploration of the Company, (vii) an option to purchase up to 18,850 shares of Common Stock to Dean R. Bouillion, the Vice President -- Land of the Company, and (viii) an option to purchase up to 18,850 shares of Common Stock to Lucynda S. Herrin, an Assistant Controller of the Company. In addition, the Company has granted options to purchase an aggregate of 95,162 shares of Common Stock to other employees of the Company. Under the terms of the Stock Option Agreements, 50% of the options granted to each such person are designated as time options (collectively, the "Time Options"), with an exercise price equal to $4.18 per share, and 50% are designated as performance options (collectively, the "Performance Options"), with an exercise price equal to $.01 per share. The Time Options become exercisable as to 20% of the shares of Common Stock subject thereto on the first anniversary of the Grant Date and are thereafter exercisable as to an additional 20% of such shares upon each anniversary thereafter. The Performance Options become exercisable at any time following the second anniversary of the Grant Date, when the Investment Return Hurdle (as such term is defined below) is met; provided that the Performance Options become exercisable as to 100% of the shares of Common Stock subject thereto on the ninth anniversary of the Grant Date.

     The following terms have the following meanings under the Stock Option
Agreements:

     "EQUITY VALUE" means the sum of:

      (i) all amounts actually received by the FRC Entities from time to time on a cumulative basis through the date of determination of (A) cash
           (x) through any cash dividend or other distribution on account of the Investor Stock or (y) in connection with either (1) any disposition (whether by way of redemption, repurchase, repayment, merger or otherwise) of all or any part of the Investor Stock or of securities or other non-cash property previously received by way of a dividend or other distribution on account of the Investor Stock, but only to the extent Investor Stock or other securities or non-cash property is so disposed and excluding any disposition to one or more other FRC Entities, (2) a disposition of any or all of the assets of the Company or any of its subsidiaries, or (3) a recapitalization of the Company or its subsidiaries, or (B) securities or any other non-cash property (valued at their fair market value) in connection with either (x) any disposition (whether by sale, merger or otherwise) of all or any part of the Investor Stock to a third party, but only to the extent Investor Stock is so disposed and excluding any disposition to one or more other FRC Entities, or (y) any disposition of any or all of the assets of the Company or any of its subsidiaries (it being understood that for purposes of this clause (i), the terms "disposition," "dispose," and "disposed" shall not include the creation of a pledge, lien or

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
           other similar encumbrance unless and until foreclosed upon); PROVIDED, that when determining the amount actually received by the FRC Entities after delivery of a notice that the options will be terminated upon the merger of the Company, the exchange of all or substantially all of its assets for the securities of another Company, a Change of Control, or the recapitalization, reclassification, liquidation or dissolution of the Company, the amount actually received will be deemed to include any amounts to be received by the FRC Entities pursuant to the transaction giving rise to the termination of the options (to the extent such amounts would otherwise qualify as amounts received pursuant to clauses (A) and (B) above); plus, if applicable,

     (ii) to the extent the Equity Value is being determined prior to the fifth anniversary of the Grant Date, an amount with respect to each unsold share of Common Stock then owned by the FRC Entities equal to the Trading Value (as therein defined) thereof as of such date.

     "FRC ENTITIES" means investment funds or other entities for which First Reserve acts as a general and/or managing partner or in respect of which First Reserve provides investment advice, either directly or through entities controlled by it.

     "INVESTMENT" means $30.0 million invested by the FRC Entities in Investor Stock on the closing date of the Acquisition, plus the amount of any additional cash invested by the FRC Entities in Investor Stock after such closing date. Expressly excluded from such term is the $8.0 million loan made by Fund VII to Domain Energy Guarantor Corporation and evidenced by the Subordinated Promissory Note dated December 31, 1996. See "Certain Transactions -- Indebtedness to Fund VII."

     "INVESTMENT RETURN HURDLE" will be satisfied when the Equity Value with respect to the Investor Stock is equal to or greater than, as of the date of determination, the amount determined by increasing the Investment at a compounded annual rate of 25% commencing on the date of any cash investment by the FRC Entities (as to that portion of the Investment made on such date) through and including such date of determination.

     "INVESTOR STOCK" means issued and outstanding shares of capital stock of any class or series of the Company, so long as such shares were originally acquired by the FRC Entities from the Company.

401(K) PLAN

     The Company has offered its employees an employee 401(k) savings plan (the "401(k) Plan"), which became effective upon inception of the Company. The 401(k) Plan covers all employees and entitles each to contribute up to 15% of his or her annual compensation subject to maximum limitations imposed by the Internal Revenue Code. The 401(k) Plan allows for employer matching of up to 8% of the employee's contributions based on years of participation in the plan, including years of participation in the 401(k) plan previously offered by Tenneco.

LIMITATION OF DIRECTORS' LIABILITY; INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty or the duty of care as a director, except for liability for breach of the director's duty of loyalty, acts not in good faith, intentional misconduct or knowing violations of law, unlawful payment of dividends or stock purchases or redemptions, or transactions in which the director derived an improper personal benefit. The Certificate of Incorporation also provides for the indemnification of officers and directors to the fullest extent permitted by Delaware law. The Company also maintains directors' and officers' liability insurance coverage.

     Generally, Section 145 of the Delaware General Corporation Law, as amended (the "DGCL"), provides that a corporation may indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, including any action by or in the right of the corporation (unless such person was adjudged liable to the corporation, in which event indemnification is permitted if, but only to the extent that, the court in which such action was brought determined such indemnification is fair and reasonable) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving in such capacity for another corporation or entity at the request of the corporation, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Such indemnification may include all expenses (including attorneys' fees) and, in the case of any action other than an action by or in the right of the corporation, all judgments, fines and amounts paid in settlement, to the extent such expenses, judgments, fines and amounts were actually paid and reasonably incurred by the indemnified party in connection with such action.

                              CERTAIN TRANSACTIONS

SECURITYHOLDERS AGREEMENT

     The Company, Fund VII and the Company's officers who have purchased Common Stock (the "Management Investors") are parties to Securityholders Agreement dated as of December 31, 1996 (the "Securityholders Agreement"). The Securityholders Agreement contains provisions governing the management of the Company, voting of shares, election of directors and restrictions on transfer of shares, all of which terminate automatically upon the completion of the Offering. In addition, the Securityholders Agreement provides Fund VII, after the Offering, the right on four occasions to require the Company to register all or part of Fund VII's registrable shares of Common Stock under the Securities Act, and the Company is required to use its reasonable best efforts to effect such registration, subject to certain conditions and limitations. Upon the Company's receipt of a demand from Fund VII to register all or part of its registrable shares, the Company is required to notify the other parties to the Securityholders Agreement of the demand, and such parties shall, subject to certain conditions and limitations, have the right to include the registrable shares held by them in such registration. The Securityholders Agreement also provides all the parties thereto with piggyback registration rights on any offering by the Company of any of its securities to the public except a registration on Forms S-4 or S-8 under the Securities Act; provided, however, that until two years after the date of the Offering, the Management Investors will not have piggyback registration rights with respect to any registration in which Fund VII or any of its permitted transferees are not participating. The Company will bear the expenses of all registrations under the Securityholders Agreement. Fund VII has waived its registration rights with respect to a Registration Statement filed by the Company with respect to the Offering.

MANAGEMENT INVESTOR SUBSCRIPTION AGREEMENTS AND RELATED TRANSACTIONS

     Shortly before the Offering, each of the Management Investors entered into a Management Investor Subscription Agreement with the Company pursuant to which the Management Investors purchased an aggregate of 390,311 shares of Common Stock. To facilitate such purchases, the Company loaned the Management Investors the following amounts: (i) Mr. Ronca ($249,200), (ii) Mr. Newhouse ($87,000),
(iii) Ms. Sliva ($35,445), (iv) Mr. Lester ($50,011), (v) Mr. Woodul ($49,763),
(vi) Mr. Curran ($50,376) and (vii) Ms. Herrin ($24,231). All such indebtedness of such persons accrues interest at the rate of 8% per annum, payable semiannually; provided that each Management Investor may elect to satisfy his or her semiannual interest payment obligation by increasing the principal amount of the indebtedness owed to the Company by the amount of interest otherwise payable. As security for such loans made by the Company, each Management Investor pledged to the Company, and granted a first priority security interest in, the shares of Common Stock purchased by such Management Investor pursuant to its respective Management Investor Subscription Agreement and is required to pledge, and grant a first priority security interest in, all other shares of Common Stock that each such person may subsequently acquire, including, without limitation, upon exercise of options to purchase shares of Common Stock. As of March 31, 1997, the outstanding indebtedness of each Management Investor to the Company was equal to the original principal amount loaned to such Management Investor as indicated above plus interest accrued thereon.

INDEBTEDNESS TO FUND VII

     Prior to the Acquisition, Tennessee Gas Pipeline Company ("TGPL"), the former wholly-owning parent of Ventures Corporation, was a guarantor with respect to certain indebtedness (the "Michigan Senior

Debt") of a partnership formed to participate in the Michigan Development Project in which Ventures Corporation was at the time a general partner. In connection with the Acquisition, the Company formed Domain Energy Guarantor Corporation, a Delaware corporation ("Guarantor Corporation"), for the sole purpose of assuming the obligations of TGPL under such guaranty. As security for its obligations under the guaranty, Guarantor Corporation purchased an $8.0 million certificate of deposit issued by the lender in respect of the Michigan Senior Debt and assigned and pledged such certificate to the lender.

     To enable Guarantor Corporation to purchase the $8.0 million certificate pledged as collateral for its guaranty of the Michigan Senior Debt, Fund VII loaned Guarantor Corporation $8.0 million evidenced by a Subordinated Promissory Note dated December 31, 1996 (the "Note"). The full principal amount of the
Note matures on December 31, 1999. Interest accrues on the Note at a rate per annum equal to the interest rate per annum earned by Guarantor Corporation on the $8.0 million certificate and is payable quarterly. The obligations of Guarantor Corporation under the Note are expressly made subordinate and subject in right of payment to the prior payment in full of the Michigan Senior Debt. Upon consummation of the Michigan Disposition, the Michigan Senior Debt will be repaid in full and the pledge of the $8.0 million certificate will be released.

FUND VII OPTION TO ACQUIRE COMMON STOCK

     Pursuant to the Subscription Agreement dated December 31, 1996 (the "First Reserve Subscription Agreement"), between the Company and Fund VII, the Company granted to Fund VII an option (the "First Reserve Option") to acquire
1,914,048 shares of Common Stock for an aggregate purchase price of $8.0 million plus any cash interest payment on the Note actually received by Fund VII (the "Option Price"). The Option Price may be paid by Fund VII (i) prior to the date on which the Note has been paid in full, by delivery to the Company of the Note together with the payment in cash of any principal or interest payments on the Note previously received by Fund VII and (ii) after the date on which the Note has been paid in full, by payment of the Option Price in cash. Fund VII has irrevocably waived its right to exercise the First Reserve Option effective upon consummation of the Offering. The Note will be repaid in full upon consummation of the Offering with the proceeds of the liquidation of the $8.0 million certificate pledged as collateral by Guarantor Corporation for its guaranty of the Michigan Senior Debt.

FIRST RESERVE TRANSACTION FEE

     In connection with the Acquisition, the Company agreed to pay First Reserve a fee of $500,000. First Reserve has irrevocably waived its right to receive this fee effective upon consummation of the Offering.

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
                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

     The following table sets forth certain information as of the date of this Prospectus concerning the persons known by the Company to be beneficial owners of more than five percent of the Company's outstanding Common Stock, the members of the Board of Directors of the Company, the named executive officers listed in the Summary Compensation Table above and all directors and executive officers of the Company as a group.

                                                 BENEFICIAL OWNERSHIP
                                      ------------------------------------------
                                                               PERCENT
                                                     ---------------------------
                                                     PRIOR TO       SUBSEQUENT
        NAME OF BENEFICIAL OWNER       SHARES        OFFERING       TO OFFERING
------------------------------------- ---------      --------      -------------
First Reserve Corporation............ 7,177,682(1)     93.7%            52.5%
  475 Steamboat Road
  Greenwich, Connecticut 06830
Michael V. Ronca.....................   179,442         2.3              1.3
Herbert A. Newhouse..................    59,814        *               *
Catherine L. Sliva...................    39,956        *               *
Rick G. Lester.......................    29,913        *               *
Jonathan S. Linker...................    --    (1)     --             --
William E. Macaulay..................    --    (1)     --             --
Steven H. Pruett.....................    --            --             --
John A. Hill.........................    --    (1)     --             --
All directors and executive
  officers as a group (7 persons)....   309,125(1)      4.0              2.3
------------
 * Less than 1%.

(1) Shares of Common Stock shown as owned by First Reserve Corporation are owned of record by Fund VII, of which First Reserve Corporation is the sole general partner and as to which it possesses sole voting and investment power. Messrs. Macaulay and John A. Hill are stockholders of First Reserve Corporation and may therefore be deemed to share beneficial ownership of the shares shown as beneficially owned by First Reserve Corporation. Mr. Linker is the sole stockholder of an entity that is a limited partner of Fund VII and may therefore be deemed to have beneficial ownership of the shares shown as beneficially owned by First Reserve Corporation. Messrs. Macaulay, Hill and Linker disclaim beneficial ownership of such shares.

                          DESCRIPTION OF CAPITAL STOCK

     THE FOLLOWING SUMMARY DESCRIPTION OF THE COMPANY'S CAPITAL STOCK IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE COMPANY'S CERTIFICATE OF INCORPORATION, A COPY OF WHICH HAS BEEN INCLUDED AS AN EXHIBIT TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART. ALL CAPITALIZED TERMS USED AND NOT DEFINED BELOW HAVE THE RESPECTIVE MEANINGS ASSIGNED TO THEM IN THE CERTIFICATE OF INCORPORATION.

COMMON STOCK

     The Company is authorized to issue up to 25,000,000 shares of Common Stock, $.01 par value per share. As of the date of this Prospectus, there were 7,663,695 shares of Common Stock issued and outstanding. Immediately after completion of the Offering, 13,663,695 shares of Common Stock will be issued and outstanding.

     Holders of Common Stock are entitled to one vote for each share held, are not entitled to cumulative voting for the purpose of electing directors and have no preemptive or similar right to subscribe for, or to purchase, any shares of Common Stock or other securities to be issued by the Company in the future. Accordingly, the holders of more than 50% in voting power of the shares of Common Stock voting generally for the election of directors will be able to elect all of the Company's directors. Immediately after completion of the Offering, Fund VII will own 52.5% of the outstanding shares of Common Stock of the Company (or 49.3% if the over-allotment option is exercised in full) and will be in a position to control actions that require the consent of stockholders, including the election of directors, payment of dividends, amendment of the Certificate of Incorporation and mergers or a sale of substantially all of the assets of the Company.

     Holders of shares of Common Stock have no exchange, conversion or preemptive rights and such shares are not subject to redemption. All outstanding shares of Common Stock are, and upon issuance the shares of Common Stock offered hereby will be, duly authorized, validly issued, fully paid and nonassessable. Subject to the prior rights, if any, of holders of any outstanding class or series of capital stock having a preference in relation to the Common Stock as to distributions upon the dissolution, liquidation and winding-up of the Company and as to dividends, holders of Common Stock are entitled to share ratably in all assets of the Company which remain after payment in full of all debts and liabilities of the Company, and to receive ratably such dividends, if any, as may be declared by the Company's Board of Directors from time to time out of funds and other assets legally available therefor. See "Dividend Policy" and "Capitalization."

PREFERRED STOCK

     The Board of Directors is authorized, without action by the holders of Common Stock, to issue up to 5,000,000 shares of preferred stock, $.01 par value (the "Preferred Stock"), in one or more series, to establish the number of shares to be included in each such series and to fix the designations, preferences, relative, participating, optional and other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Such matters may include, among others, voting rights, conversion and exchange privileges, dividend rates, redemption rights, sinking fund provisions and liquidation rights that could be superior and prior to the Common Stock.

     The issuance of one or more series of the Preferred Stock could, under certain circumstances, adversely affect the voting power of the holders of the Common Stock and could have the effect of discouraging or making more difficult any attempt by a person or group to effect a change in control of the Company.

DELAWARE BUSINESS COMBINATION STATUTE

     The Company is a Delaware corporation and is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as therein defined) with a Delaware corporation for three years following the time that such person became an interested stockholder, unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the business combination in question or the transaction which resulted in such person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming such, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of not less than 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above do not apply to certain business combinations proposed by an interested stockholder following the announcement (or notification) of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the preceding three years or who became an interested stockholder with the approval of the corporation's directors or at a time when the restrictions imposed by Section 203 did not apply in accordance with the terms thereof, and which transactions are approved or not opposed by a majority of the members of the board of directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. Fund VII is not subject to the restrictions contained in Section 203 because the transaction that resulted in Fund VII becoming an interested stockholder (i.e., the sale of shares of Common Stock to Fund

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
VII to finance the Acquisition pursuant to the First Reserve Subscription Agreement) was approved by the Board of Directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding an aggregate of 13,663,695 shares of Common Stock. All of the 6,000,000 shares sold in the Offering (6,900,000 shares if the over-allotment option granted to the Underwriters is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act (whose sales would be subject to certain limitations and restrictions described below).

     The 7,663,695 shares of Common Stock held by the Company's existing stockholders were issued and sold by the Company in reliance on an exemption from the registration requirements of the Securities Act. The outstanding shares of Common Stock held by such stockholders after the Offering will be subject to the "lock-up" agreement described below. After expiration of such lock-up agreement 180 days after the date of this Prospectus, the Common Stock then owned by such stockholders may be resold only upon registration under the Securities Act or pursuant to an exemption from such registration requirements, including exemptions contained in Rule 144. The Securityholders Agreement provides Fund VII, after the Offering, the right on four occasions to require the Company to register all or part of Fund VII's registrable shares of Common Stock under the Securities Act, and the Company is required to use its reasonable best efforts to effect such registration, subject to certain conditions and limitations. Upon the Company's receipt of a demand from Fund VII to register all or part of its registrable shares, the Company is required to notify the other parties to the Securityholders Agreement of the demand and such parties shall, subject to certain conditions and limitations, have the right to include the registrable shares held by them in such registration. The Securityholders Agreement also provides all the parties thereto with piggyback registration rights on any offering by the Company of any of its securities to the public except a registration on Forms S-4 or S-8 under the Securities Act; provided, however, that until two years after the date of the Offering, the Management Investors will not have piggyback registration rights with respect to any registration in which Fund VII or any of its permitted transferees are not participating. Fund VII has waived its registration rights with respect to a Registration Statement filed by the Company with respect to the Offering and has informed the Company that it has no immediate plans to sell or otherwise dispose of shares of the Common Stock.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares of a public company for at least two years (including the holding period of any prior owner except an affiliate) that were not acquired in a public offering is entitled to sell in "broker's transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the number of shares of Common Stock then outstanding (approximately 136,636 shares immediately after the Offering) or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Effective as of April 29, 1997, the holding period requirements contained in Rule 144 have been changed from two years and three years to one year and two years, respectively.

     As soon as practicable following the Offering, the Company intends to file a registration statement on Form S-8 under the Securities Act covering 867,100 shares of Common Stock reserved for issuance pursuant to its Stock Purchase and Option Plan. Shares of Common Stock issued upon exercise of the stock options granted under the Stock Purchase and Option Plan after the effective date of such registration statement will be freely tradeable, except for any such shares acquired by an "affiliate" of the Company, as that term is defined in Rule 144 under the Securities Act.

     The Company, each of the Company's directors and executive officers and Fund VII have agreed not to sell, offer to sell, contract to sell, grant any option for the sale of or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for any Common Stock owned by any of them prior to the expiration of 180 days from the date of this Prospectus, except (i) for shares of Common Stock offered hereby, (ii) with the prior written consent of PaineWebber Incorporated, and (iii) for the issuance of shares pursuant to employee benefit plans of the Company, provided that the Company has agreed not to grant options to purchase shares of Common Stock at a price less than the Offering price.

     Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for sale will have on the market price for Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception of the availability of shares for sale, could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters, for whom PaineWebber Incorporated, Prudential Securities Incorporated, and Morgan Keegan & Company, Inc. are acting as Representatives (the "Representatives"), has severally agreed to purchase from the Company, the respective number of shares set forth opposite their names below:

                                            NUMBER
              UNDERWRITER                  OF SHARES
----------------------------------------   ---------
PaineWebber Incorporated................
Prudential Securities Incorporated......
Morgan Keegan & Company, Inc............

                                           ---------
     Total..............................   6,000,000
                                           =========

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock listed above are subject to certain conditions. The Underwriting Agreement also provides that the Underwriters are committed to purchase, and the Company is obligated to sell, all of the shares of Common Stock offered by this Prospectus, if any of the shares of Common Stock being sold pursuant to the Underwriting Agreement are purchased (without consideration of any shares that may be purchased through the exercise of the Underwriters' over-allotment option).

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $     per share. The
Underwriters may allow, and such dealers may reallow, a concession to other
dealers not in excess of $     per share. After the initial public offering of
the shares of the Common Stock, the public offering price, the concessions to selected dealers and the reallowance to other dealers may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an additional 900,000 shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriters may exercise such option only to cover over-allotments, if any, incurred in the sale of shares of Common Stock. To the extent the Underwriters exercise such option, each of the Underwriters will become obligated, subject to certain conditions, to purchase such percentage of such additional shares of Common Stock as is approximately equal to the percentage of shares of Common Stock that it is obligated to purchase as shown in the table set forth above.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Representatives have informed the Company that they do not intend to confirm sales to any account over which they exercise discretionary authority.

     The Company, each of the Company's directors and executive officers and Fund VII have agreed not to sell, offer to sell, contract to sell, grant any option for the sale of or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for any Common Stock owned by any of them prior to the expiration of 180 days from the date of this Prospectus, except (i) for shares of Common Stock offered hereby, (ii) with the prior written consent of PaineWebber Incorporated and (iii) for the issuance of shares pursuant to employee benefit plans of the Company, provided that the Company has agreed not to grant options to purchase shares of Common Stock at a price less than the Offering price.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined pursuant to negotiations among the Company, First Reserve, and the Representatives. Among the factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, will be certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above facts in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. The initial public offering price set forth on the cover page of this Prospectus should not, however, be considered an indication of the actual value of the Common Stock. Such price is subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

     In connection with the Acquisition, the Company paid PaineWebber Incorporated a fee of $2.1 million for financial advisory services.

     In connection with this Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Stockholders, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 900,000 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, PaineWebber Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     Application will be made for approval for listing of the Common Stock on the New York Stock Exchange. In connection with the possibility of the listing of the Common Stock on the New York Stock Exchange, the Underwriters have undertaken to sell round lots of 100 shares or more to a minimum of 2,000 beneficial owners.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed on for the Company by Weil, Gotshal & Manges LLP, Houston, Texas and for the Underwriters by Baker & Botts, L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated balance sheet of the Company as of December 31, 1996 and the combined financial statements of the Company as of December 31, 1995, and for each of the years in the three-year-period ended December 31, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The reserve reports and estimates of the Company's net proved oil and natural gas reserves included herein have, to the extent described herein, been prepared by DeGolyer and Netherland, Sewell. Summaries of these estimates and the audit letters of DeGolyer and Netherland, Sewell have been included in this Prospectus as Appendix A in reliance upon such firms as experts with respect to such matters.

                             AVAILABLE INFORMATION

     As a result of the Offering, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith will file reports and other information with the Commission. The reports and other information filed by the Company with the Commission can be inspected and copies can be obtained at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. Such additional information may be obtained at the locations listed above. Statements made in this Prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are summaries of the terms of such contract, agreement or document and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements and an opinion expressed by independent auditors and with quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

                                    GLOSSARY

     The following are definitions of certain terms used in this Prospectus.

     BBL. One barrel of crude oil, condensate or other liquids equal to 42 U.S. gallons.

     BCF.  Billion cubic feet.

     BCFE.  Billion cubic feet of natural gas equivalent.

     BTU. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 degrees Fahrenheit to 59.5 degrees Fahrenheit under specific conditions.

     DEVELOPED ACREAGE. The number of acres which are allocated or assignable to producing wells or wells capable of production.

     DEVELOPMENT WELL. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive in an attempt to recover proved undeveloped reserves.

     EXPLORATORY WELL. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

     FARMOUT. An assignment of an interest in a drilling location and related acreage conditional upon the drilling of a well or the establishment of production on that location. The assignor usually retains an overriding royalty interest or a working interest after payout in the lease.

     FINDING COSTS. Expressed in terms of dollars per Mcfe, calculated by dividing the amount of total capital expenditures for oil and gas activities by the amount of estimated net proved reserves added during the same period (including the effect on proved reserves of reserve revisions).

     GROSS ACRES OR GROSS WELLS. The number of acres or wells in which the Company has a working interest.

     LEASE OPERATING EXPENSE. Costs incurred to operate and maintain wells and related equipment and facilities including applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities.

     MBBL.  One thousand barrels.

     MCF.  One thousand cubic feet.

     MCFE.  One thousand cubic feet of natural gas equivalent.

     MMBBL.  One million barrels.

     MMBTU.  One million Btus.

     MMCF.  One million cubic feet.

     MMCFE.  One million cubic feet of natural gas equivalent.

     NATURAL GAS EQUIVALENT. Cubic feet of natural gas equivalent, determined using the ratio of one Bbl of crude oil, condensate or natural gas liquids to six Mcf of natural gas.

     NET ACRES OR NET WELLS. The sum of the fractional working interests owned in gross acres or gross wells.

     NET PROFITS INTEREST. An interest in an oil and gas property entitling the owner to a share of the gross revenues from oil and gas production less all operating, production, development, transportation, transmission and marketing expenses, production, sales and ad valorem taxes attributable to such production.

     OVERRIDING ROYALTY INTEREST. A royalty interest which is carved out of a lessee's working interest under an oil and gas lease.

     PRODUCTION PAYMENT. A share of the oil or natural gas produced from a specified tract of land, free of the costs of production at the surface, terminating when a specified sum from the sale of such oil or natural gas has been realized.

     PRODUCTIVE WELL. A well that is producing oil and gas or that is capable of production.

     PROVED DEVELOPED NONPRODUCING RESERVES. Proved developed reserves expected to be recovered from zones behind casing in existing wells.

     PROVED DEVELOPED PRODUCING RESERVES. Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and able to produce to market.

     PROVED DEVELOPED RESERVES. Proved reserves that can be expected to be recovered from completion intervals currently open in existing wells and able to produce to market.

     PROVED RESERVES. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     PROVED UNDEVELOPED RESERVES. Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

     PV-10 RESERVE VALUE. The pre-tax present value, discounted at 10% per annum, of future net cash flows from estimated proved reserves, calculated holding prices and costs constant at amounts in effect on the date of the estimate (unless such prices or costs are subject to change pursuant to contractual provisions). The difference between the PV-10 Reserve Value and the standardized measure of discounted future net cash flows is the present value of income taxes applicable to such future net cash flows.

     RECOMPLETION. The completion for production of an existing well bore in another formation from that in which the well has been previously completed.

     RESERVE LIFE INDEX. Calculated by dividing year-end proved reserves by annual production for the most recent year.

     ROYALTY INTEREST. An interest in an oil and gas property entitling the owner to a share of oil or gas production free of costs of production.

     SPUD.  To start (or restart) the drilling of a new well.

     STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS. The present value, discounted at 10% per annum, of future net cash flows from estimated proved reserves, calculated holding prices and costs constant at amounts in effect on the date of the estimate (unless such prices or costs are subject to change pursuant to contractual provisions) and in all instances in accordance with the Commission's rules for inclusion of oil and gas reserve information in financial statements filed with the Commission.

     TCF.  One trillion cubic feet.

     TERM OVERRIDING ROYALTY INTEREST. An overriding royalty interest with a fixed duration.

     UNDEVELOPED ACREAGE. Lease acreage on which wells have not been participated in or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

     WATERFLOOD. The injection of water into a reservoir to fill pores vacated by produced fluids, thus maintaining reservoir pressure and assisting production.

     WORKING INTEREST. A cost bearing interest which gives the owner the right to drill, produce and conduct oil and gas operations on the property, as well as a right to a share of production therefrom.

     WORKOVER. Operations on a producing well to restore or increase production.

                         INDEX TO FINANCIAL STATEMENTS

                                        PAGE
                                        ----

Independent Auditors' Report.........   F-2

Combined and Consolidated Balance
  Sheets as of December 31, 1995 and
  1996, respectively.................   F-3

Combined Statements of Income for the
  years ended December 31, 1994,
  1995 and 1996......................   F-4

Combined Statements of Stockholder's
  Equity for the years ended December
  31, 1994, 1995 and 1996............   F-5

Combined Statements of Cash Flows for
  the years ended December 31, 1994,
  1995 and 1996......................   F-6

Notes to the Combined and
  Consolidated Financial
  Statements.........................   F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders of
  Domain Energy Corporation

We have audited the accompanying consolidated balance sheet of Domain Energy Corporation and subsidiaries (the "Company"), the Successor, as of December
31, 1996 and the accompanying combined balance sheet of Tenneco Ventures Corporation and Tenneco Gas Production Corporation (the "Tenneco Entities"), the Predecessor, as of December 31, 1995 and the related combined statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1996 and the combined financial position of the Tenneco Entities as of December 31, 1995 and the combined results of their operations and their combined cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

April 3, 1997
Houston, Texas

                           DOMAIN ENERGY CORPORATION
                    COMBINED AND CONSOLIDATED BALANCE SHEETS
                                    (NOTE 1)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                 DECEMBER 31,
                                         ---------------------------
                                        PREDECESSOR        SUCCESSOR
                                            1995             1996
                                        ------------     -------------
               ASSETS
Cash and cash equivalents............     $ --             $     736
Restricted certificate of deposit....       --                 8,000
Accounts receivable..................       13,219            13,404
IPF Program notes receivable, current
  portion............................        2,247             7,874
Prepaid and other current assets.....        1,608             1,525
                                        ------------     -------------
     Total current assets............       17,074            31,539
IPF Program notes receivable.........        5,744            13,836
Oil and natural gas properties, full
cost method..........................      137,975            88,648
Less: Accumulated depreciation,
depletion and amortization...........      (26,251)          --
Investments and other assets.........        2,554             3,103
                                        ------------     -------------
     Total assets....................     $137,096         $ 137,126
                                        ============     =============
             LIABILITIES
Accounts payable and accrued
  expenses...........................     $ 11,313         $  15,888
Current maturities of long-term
  debt...............................       --                25,900
                                        ------------     -------------
     Total current liabilities.......       11,313            41,788
Long-term debt.......................       --                66,775
Deferred income taxes................       13,349           --
Parent advances......................      110,274           --
                                        ------------     -------------
     Total liabilities...............      134,936           108,563
Minority interest....................       --                   986
Commitments and contingencies

                        STOCKHOLDER'S
                             EQUITY
Common stock:
     Predecessor -- $5.00 par value,
      400 shares authorized, issued
      and outstanding at December 31,
      1995.
     Successor -- $0.01 par value,
      20,000 shares authorized and
      9,519.4717 issued and
      outstanding at December 31,
      1996...........................     $      2         $ --
Additional paid-in capital...........       --                27,577
Retained earnings....................        2,158           --
                                        ------------     -------------
     Total stockholder's equity......        2,160            27,577
                                        ------------     -------------
     Total liabilities and
     stockholder's equity............     $137,096         $ 137,126
                                        ============     =============

                  The accompanying notes are an integral part
             of the combined and consolidated financial statements.

                           DOMAIN ENERGY CORPORATION
                         COMBINED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                    PREDECESSOR
                                          -------------------------------
                                              YEAR ENDED DECEMBER 31,
                                          -------------------------------
                                            1994       1995       1996
                                          ---------  ---------  ---------
REVENUES:
Oil and natural gas sales...............  $   5,340  $  34,877  $  52,889
IPF Activities..........................      1,417      2,356      4,369
Other...................................        283        414         64
                                          ---------  ---------  ---------
          Total revenues................      7,040     37,647     57,322
                                          ---------  ---------  ---------
EXPENSES:
Lease operating.........................      1,790      7,980     10,962
Production and severance taxes..........         18        710      1,372
Depreciation, depletion and
  amortization..........................      3,101     22,692     22,739
General and administrative..............         52      4,050      8,188
                                          ---------  ---------  ---------
          Total operating expenses......      4,961     35,432     43,261
Income from operations..................      2,079      2,215     14,061
Interest expense........................     --         --            470
                                          ---------  ---------  ---------
Income before income taxes..............      2,079      2,215     13,591
Income tax provision....................      1,105        861      5,551
Minority interest.......................     --         --           (157)
                                          ---------  ---------  ---------
Net income..............................  $     974  $   1,354  $   8,197
                                          =========  =========  =========

                  The accompanying notes are an integral part
             of the combined and consolidated financial statements.

                           DOMAIN ENERGY CORPORATION
                  COMBINED STATEMENTS OF STOCKHOLDER'S EQUITY
                                 (IN THOUSANDS)

                                                                 PREDECESSOR
                                           --------------------------------------------------------
                                                       ADDITIONAL      RETAINED          TOTAL
                                           COMMON       PAID IN        EARNINGS      STOCKHOLDER'S
                                           STOCK        CAPITAL        (DEFICIT)         EQUITY
                                           ------      ----------      --------      --------------
Balance at January 1, 1994..............   $   2          --           $   (170)        $   (168)
Net income..............................    --            --                974              974
                                           ------      ----------      --------      --------------
Balance at December 31, 1994............       2          --                804              806
Net income..............................    --            --              1,354            1,354
                                           ------      ----------      --------      --------------
Balance at December 31, 1995............       2          --              2,158            2,160
Net income..............................    --            --              8,197            8,197
                                           ------      ----------      --------      --------------
Balance at December 31, 1996
  (prior to the Acquisition)............   $   2        $ --           $ 10,355         $ 10,357
                                           ======      ==========      ========      ==============

                  The accompanying notes are an integral part
             of the combined and consolidated financial statements.

                           DOMAIN ENERGY CORPORATION
                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                     PREDECESSOR
                                          ----------------------------------
                                               YEAR ENDED DECEMBER 31,
                                          ----------------------------------
                                             1994        1995        1996
                                          ----------  ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..............................  $      974  $    1,354  $    8,197
Adjustments to reconcile net income to
  net cash provided by operating
  activities:
     Depreciation, depletion and
       amortization.....................       3,101      22,692      22,739
     Deferred income taxes..............       9,956       1,781       7,704
     Minority interest..................      --          --             904
Changes in operating assets and
  liabilities:
     Decrease (increase) in accounts
       receivable.......................        (713)     (8,119)       (210)
     Decrease (increase) in prepaid and
       other current assets.............        (441)       (956)         83
Increase (decrease) in accounts payable
  and accrued expenses..................        (674)      8,935        (518)
                                          ----------  ----------  ----------
Net cash provided by operating
  activities............................      12,203      25,687      38,899

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in oil and natural gas
  properties............................     (85,205)    (43,645)    (56,876)
Proceeds from sale of oil and gas
  properties............................      --           3,405       6,417
IPF Program investments of capital
  (notes receivable)....................      (3,315)     (6,606)    (18,608)
IPF Program return of capital (notes
  receivable)...........................       3,507       2,638       4,618
Investment and other assets.............      (1,428)         83         596
                                          ----------  ----------  ----------
Net cash used in investing activities...     (86,441)    (44,125)    (63,853)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from debt borrowings.......      --          --          18,475
Advances from Parent, net...............      84,070       6,971       6,479
                                          ----------  ----------  ----------
Net cash provided by financing
  activities............................      84,070       6,971      24,954
Increase (decrease) in cash and cash
  equivalents...........................       9,832     (11,467)     --
Cash and cash equivalents, beginning of
  period................................       1,635      11,467      --
                                          ----------  ----------  ----------
Cash and cash equivalents, end of period
  (Predecessor -- before Acquisition)...  $   11,467  $   --      $   --
                                          ==========  ==========  ==========

                  The accompanying notes are an integral part
             of the combined and consolidated financial statements.

                           DOMAIN ENERGY CORPORATION
            NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION, BASIS OF PRESENTATION AND NATURE OF OPERATIONS

     For the years ended December 31, 1994 and 1995 and for the period from January 1, 1996 through December 11, 1996, Tenneco Ventures Corporation ("Ventures") and Tenneco Gas Production Corporation ("Production" and, together with Ventures, the "Tenneco Entities") were indirect subsidiaries of Tenneco, Inc. ("Tenneco"). As a result of a merger between Tenneco and a subsidiary of El Paso Natural Gas Company ("El Paso"), Ventures and Production became wholly owned indirect subsidiaries of El Paso for the period from December 12, 1996 to December 31, 1996. On December 31, 1996, Domain Energy Corporation ("Domain") acquired all of the outstanding common stock of Ventures and Production (the "Acquisition"). Domain was incorporated in Delaware in December 1996 to acquire such common stock and had no operations prior to the Acquisition.

     Unless otherwise indicated, references to the Company are to Domain and its subsidiaries at and subsequent to December 31, 1996 and to the combined activities of the Tenneco Entities prior to December 31, 1996. References to the Parent are to Tenneco or its affiliates prior to December 11, 1996 and to El Paso from December 12, 1996 to December 31, 1996.

     The Company was capitalized on December 31, 1996 with the issuance of 9,519.4717 shares of common stock for $30.0 million and borrowings of $66.2 million under its credit facilities. The Company completed the Acquisition for a total cash purchase price of approximately $95.8 million and the assumption of liabilities of approximately $31.2 million. The Company has accounted for the Acquisition using the purchase method of accounting. The assets and liabilities of the Tenneco Entities have been recorded in the Company's balance sheet at December 31, 1996 at their estimated fair market values, summarized as follows (in thousands):.

ASSETS:
     Accounts receivable -- trade....  $   13,404
     IPF Program notes receivable....      21,710
     Oil and gas properties..........      88,648
     Other assets....................       3,238
                                       ----------
          Total assets...............  $  127,000
                                       ==========
LIABILITIES:
     Accounts payable................     (12,730)
     Long-term debt..................     (18,475)
                                       ----------
          Total liabilities..........  $  (31,205)
                                       ==========

     The financial statements of the Tenneco Entities at December 31, 1995 and for each of the years ended December 31, 1994, 1995 and 1996 have been combined to reflect their combined historical financial position and historical results of operations.

     The following unaudited pro forma summary presents the consolidated results of operations of the Company for the years ended December 31, 1995 and 1996 as if the Acquisition had occurred at the beginning of 1995 (in thousands):

                                            1995       1996
                                          ---------  ---------
Revenues................................  $  37,647  $  57,322
Net income..............................  $   4,682  $  12,346

     The Company is an independent oil and gas company engaged in the exploration, development, production and acquisition of domestic oil and natural gas properties, principally in the Gulf Coast region. The Company complements these activities with its Independent Producer Finance Program (the "IPF

                           DOMAIN ENERGY CORPORATION
     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) Program") pursuant to which it invests in oil and natural gas reserves through the acquisition of term overriding royalty interests.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION AND COMBINATION -- The consolidated balance sheet at December 31, 1996 includes the accounts of the Company and its majority-owned subsidiaries. The combined financial statements of the Tenneco Entities include their combined accounts and the combined accounts of their majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     OIL AND GAS PROPERTIES -- Investments in oil and gas properties are accounted for using the full cost method of accounting. All costs associated with the acquisition, exploration, exploitation and development of oil and gas properties are capitalized.

     Oil and gas properties are amortized using the unit-of-production method using estimates of proved reserve quantities. Investments in unproved properties are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of the assessment indicate that the properties are impaired, the amount of impairment is added to the proved oil and gas property costs to be amortized. The amortizable base includes future development costs and, where significant, dismantlement, restoration, and abandonments costs, net of estimated salvage values. The depletion rate per Mcfe for the years ended December 31, 1994, 1995 and 1996 was $1.03, $1.08 and $0.91, respectively.

     Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves. Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

     In addition, the total capitalized costs of oil and gas properties are subject to a "ceiling test", which limits such costs to the estimated present value, discounted at a 10% interest rate, of future net cash flows from proved reserves, based on current economic and operating conditions, plus the cost of unproved prospects. If capitalized costs exceed this limit, the excess is charged to depreciation, depletion and amortization.

     INDEPENDENT PRODUCER FINANCE PROGRAM -- Through its IPF Program, the Company acquires term overriding royalty interests in oil and gas properties owned by independent producers. Because the funds advanced to a producer for these interests are repaid from an agreed upon share of cash proceeds from the sale of production until the amount advanced plus interest is paid in full, the Company accounts for the term overriding royalty interests as notes receivable. Under this accounting method, the Company recognizes only the interest income portion of payments received from a producer as revenues on its income statement. The remaining cash receipts are recorded as a reduction in notes receivable on the Company's balance sheet and as IPF Program return of capital on the Company's statement of cash flows. The Company records an impairment for its investments on a case-by-case basis when it determines repayment to be doubtful.

     INCOME TAXES -- Through December 31, 1996, the Company's taxable income is included in a consolidated United States income tax return with the Parent. The intercompany tax allocation policy between the Company and the Parent provided that each member of the consolidated group compute a provision for income taxes on a separate return basis. The Company records its income taxes utilizing an asset and liability approach which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. All current amounts due to or from the Parent are included in Parent advances on the combined balance sheet.

     OIL AND GAS HEDGING ACTIVITIES -- The Company periodically uses derivative financial instruments to manage price risks related to oil and natural gas sales and not for speculative purposes. For book purposes,

                           DOMAIN ENERGY CORPORATION
     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) gains and losses related to the hedging of anticipated transactions are recognized as income when the hedged transaction occurs.

     The Company primarily utilizes price swap agreements with major energy companies to accomplish its hedging objectives. The price swap agreements generally provide for the Company to receive or make counter-party payments on the differential between a fixed price and a variable indexed price. Total oil and natural gas sales hedged during the years ended December 31, 1996 and 1995 were 258,710 Bbls and 16,025 MMcf and 65,840 Bbls and -0- MMcf, respectively. There were no hedging transactions in 1994. Gains (losses) realized by the Company under such hedging arrangements, and reported as an increase (reduction) of revenues, were ($10.5 million) and $0.2 million for the years ended December 31, 1996 and 1995, respectively. The following table sets forth the Company's open hedging contracts for oil and natural gas under various price swap agreements with major energy companies as of December 31, 1996:

                                                 CRUDE OIL                       NATURAL GAS
                                       ------------------------------    ----------------------------
                                                    WEIGHTED AVERAGE                WEIGHTED AVERAGE
                                         BBLS      FIXED SALES PRICE     MMBTU     FIXED SALES PRICE
                                       ---------   ------------------    ------    ------------------
     Jan 1997 -- Dec 1997............    244,540         $17.37           4,270          $ 2.58
     Jan 1998 -- Dec 2000............    442,550         $18.37            --           --

     REVENUE RECOGNITION -- The Company recognizes oil and gas revenue from its interests in producing wells as oil and gas is produced from those wells. Oil and gas sold in production operations is not significantly different from the Company's share of production. The Company recognizes financing revenues from its producer financing activities using the effective interest rate method.

     The Company utilizes the sales method to account for gas production volume imbalances. Under this method, income is recorded based on the Company's net revenue interest in production taken for delivery. Management does not believe that the Company had any material natural gas imbalances at December 31, 1996 or 1995.

     FINANCIAL INSTRUMENTS -- The Company's financial instruments consist of cash, accounts and notes receivable, payables, long-term debt and oil and natural gas commodity hedges. The carrying amount of cash, accounts receivable and payables approximates fair value because of the short-term nature of these items. Based on current industry and other conditions, management believes that the carrying value of its IPF Program notes receivable approximates, at a minimum, their fair value. The carrying value of long-term debt approximates fair value because the individual borrowings bear interest at floating market rates. Assuming a market price based on the twelve-month strip as of December 31, 1996, the Company's projected losses from these open hedge contracts was approximately $2.7 million as of December 31, 1996. Considerable judgment is required in developing these estimates and, accordingly, no assurance can be given that the estimated values presented herein are indicative of amounts that would be realized in a full market exchange.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates include depreciation, depletion and amortization of proved producing oil and natural gas properties; estimates of proved oil and natural gas reserve volumes; and discounted future net cash flows.

     CONCENTRATION OF RISK -- Substantially all of the Company's accounts and notes receivable result from oil and natural gas sales, joint interest billings and lending activities to third parties in the oil and natural gas industry. This concentration of customers, joint interest owners and borrowers may impact the Company's

                           DOMAIN ENERGY CORPORATION
     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) overall credit risk in that these entities may be similarly affected by changes in economic and other conditions. Historically, the Company has not experienced credit losses on such accounts and notes receivable.

     STATEMENTS OF CASH FLOWS -- The statements of cash flows are presented using the indirect method and consider all highly liquid investments with maturities at the time of purchase of three months or less to be cash equivalents.

     Supplemental cash flow information may be summarized as follows (in thousands):

                                          1994        1995        1996
                                       ----------  ----------  ----------
Interest expense paid................  $   --      $   --      $      307
Income taxes paid to Parent..........      --          --          --
The Acquisition:
     Total cash consideration........  $   --      $   --      $   95,800
     Fair value of assets acquired...      --          --         127,000
     Liabilities assumed.............      --          --          31,200

     EMPLOYEE STOCK-BASED COMPENSATION -- In October 1995, Financial Accounting Standards Board Statement No. 123, "Accounting for Stock Based Compensation" ("SFAS 123") was issued. Under SFAS No. 123, the Company is permitted to either record expenses for stock options and other stock-based employee compensation plans based on their fair value at the date of grant or to apply the existing standard, Accounting Principles Board Opinion No. 25 ("APB 25") and recognize compensation expense, if any, based on the intrinsic value of the equity instrument at the measurement date. The Company has elected to continue to follow APB 25. When applicable, the Company will disclose pro forma net income and earnings per share computed as if the Company utilized SFAS 123.

3.  NOTES RECEIVABLE -- INDEPENDENT PRODUCER FINANCING

     At December 31, 1996 and 1995, the Company had total outstanding notes receivable related to its IPF Program of $21.7 million and $8.0 million, respectively. The notes receivable result from the Company's purchase of a production payment in the form of a term overriding royalty interest in exchange for an agreed upon share of revenues from identified properties until the amount invested and a specified rate of return on investment is paid in full. While the independent producer's obligation to deliver such revenues is nonrecourse to the producer, management believes that the Company's overriding royalty interest constitutes a property interest and therefore, such property interest and the underlying oil and gas reserves effectively serves as security for the notes receivable. Based on reserve data available, the Company has estimated that $7.9 million and $2.2 million of notes receivable at December 31, 1996 and 1995 will be repaid in the next twelve months and has classified such amounts as current assets.

4.  UNEVALUATED PROPERTY

     Oil and natural gas properties not subject to amortization consist of the cost of undeveloped leaseholds, exploratory and developmental wells in progress, and secondary recovery projects before the assignment of proved reserves. These costs are reviewed periodically by management for impairment, with the impairment provision included in the cost of oil and natural gas properties subject to amortization. Factors considered by management in its impairment assessment include drilling results by the Company and other operators, the terms of oil and gas leases not held by production, production response to secondary recovery activities

                           DOMAIN ENERGY CORPORATION
     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) and available funds for exploration and development. The following table summarizes the cost of the properties not subject to amortization for the year cost was incurred (in thousands):

                                           DECEMBER 31,
                                       --------------------
                                         1995       1996
                                       ---------  ---------
Year cost incurred:
     Remainder
          1993.......................  $   4,219  $  --
          1994.......................     23,364     --
          1995.......................     10,334     --
          1996.......................     --         20,319
                                       ---------  ---------
                                       $  37,917  $  20,319
                                       =========  =========

5.  LONG-TERM DEBT

     At December 31, 1995 and 1996, notes payable and long-term debt consisted of the following (in thousands):

                                           DECEMBER 31,
                                       ---------------------
                                         1995        1996
                                       ---------  ----------
Revolving Credit Facility............  $  --      $   61,200
Michigan Senior Debt.................     --           4,606
Indebtedness to Fund VII.............     --           8,000
Indebtedness to Westshore............     --           7,657
IPF Company Credit Facility..........     --          11,212
                                       ---------  ----------
Long-term debt.......................  $  --      $   92,675
Less current maturities..............     --         (25,900)
                                       ---------  ----------
                                       $  --      $   66,775
                                       =========  ==========

     REVOLVING CREDIT FACILITY -- In connection with the Acquisition, the Company entered into a $65.0 million revolving credit facility maturing on December 31, 1999 (the "Revolving Credit Facility") with a group of banks led by The Chase Manhattan Bank. The Revolving Credit Facility is secured by approximately 80% of the aggregate value of the Company's oil and gas properties and substantially all of the Company's other property (other than IPF Program related properties), including the capital stock of Ventures and Production and is also guaranteed by Ventures and Production. Amounts available under the Revolving Credit Facility are subject to a borrowing base with scheduled redeterminations every six months (and such other redeterminations as the lender may elect to perform) by the lenders at the lenders' sole discretion and in accordance with their customary practices and standards in effect from time to time for reserve-based loans to borrowers similar to the Company. The borrowing base under the Revolving Credit Facility at December 31, 1996 was $65.0 million. On December 31, 1997, the Company is required to reduce its outstanding indebtedness under the Revolving Credit Facility to $43.3 million. In addition, if at the end of any fiscal quarter of the Company during 1997 the amount then outstanding thereunder exceeds $43.3 million (as such amount may be adjusted from time to time pursuant to the Revolving Credit Facility), the Company will be obligated to prepay the outstanding indebtedness thereunder in an amount equal to 100% of the Company's "excess cash flow" (as defined therein) for such fiscal quarter. Excess cash flow is defined to include a portion of the net proceeds to the Company of the Offering.

     Absent a default or an event of default, borrowings under the Revolving Credit Facility accrue interest at LIBOR plus a margin of 1.50% to 2.50% per annum depending on the total amount outstanding or, at the option of the Company, at the greater of (i) the prime rate and (ii) the federal funds effective rate plus 0.50%, plus a margin of 0.50% to 1.50% depending on the total amount outstanding. The Company also

                           DOMAIN ENERGY CORPORATION
     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) incurs a quarterly commitment fee ranging from 0.375% to 0.50% per annum on the average unused portion of the lenders' aggregate commitment depending on the total amount outstanding. The interest rate on the amounts outstanding at December 31, 1996 was 8.04%.

     The Revolving Credit Facility contains a number of covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, pay dividends, enter into certain investments or acquisition, repurchase or redeem capital stock, engage in mergers or consolidations, or engage in certain transactions with subsidiaries and affiliates and that will otherwise restrict corporate activities. In addition, such facility requires the Company to maintain a specified minimum tangible net worth and to comply with certain prescribed financial ratios. Further, under such facility, an event of default is deemed to occur if any person, other than the Company's officers, Fund VII or any other investment fund, the managing general partner of which is First Reserve, becomes the beneficial owner, directly or indirectly, of more than 40% of the outstanding shares of Common Stock.

     IPF COMPANY CREDIT FACILITY -- IPF Company, an indirect wholly-owned subsidiary of the Company, has a $20.0 million revolving credit facility with Compass Bank-Houston (the "IPF Company Credit Facility") pursuant to which it finances a portion of the IPF Program. The IPF Company Credit Facility matures June 1, 1998 at which time all amounts owed thereunder are due and payable. The IPF Company Credit Facility is secured by substantially all of IPF Company's oil and gas term overriding royalty interests, including the notes receivable generated therefrom. The borrowing base under the facility as of February 28, 1997 was $18.0 million and is subject to a scheduled redetermination by the lender every six months and such other redeterminations as the lender may elect to perform each year. Absent a default or an event of default (as defined therein), borrowings under the IPF Company Credit Facility accrue interest at LIBOR plus a margin of 2.25% or, at the option of the IPF Company, the prime rate published in THE WALL STREET JOURNAL.

     The IPF Company Credit Facility contains a number of covenants that, among other things, restrict the ability of IPF Company to incur additional indebtedness or grant liens on its properties, guarantee indebtedness of any other person, dispose of assets, make loans in excess of $100,000 other than in the ordinary course of its business, issue additional shares of capital stock, engage in certain transactions with affiliates, enter into any new line of business or amend certain of its material contracts. In addition, such facility requires IPF Company to maintain a specified minimum tangible net worth.

     The IPF Company Credit Facility restricts the ability of IPF Company to dividend cash to its parent, Ventures, or otherwise advance cash to the Company. At December 31, 1996, IPF Company net assets of approximately $8.0 million were restricted.

     MICHIGAN SENIOR DEBT -- To finance the Company's Michigan Development Project, two affiliates of the Company (Michigan Production Company, L.L.C. ("MPC") and Michigan Energy Company, L.L.C. ("MEC")) entered into a $30.0 million Credit Agreement with Bank of America Illinois (the "Bank of America Facility") in May 1996. As of December 31, 1996, the two companies had collectively borrowed $11.5 million under the facility. The Company fully consolidates the activities of MPC, which borrowed $4.6 million of these advances, and accounts for MEC on the equity based method of accounting. The Bank of America Facility is secured by the assets of MPC and MEC, but has no recourse to the assets of the Company. Advances under the facility bear interest at LIBOR plus 2.0%, or, at the option of the companies, at the higher of (i) the Bank of America prime rate or (ii) the federal funds rate plus .50%. A commitment fee of .25% is payable quarterly. Additionally, Bank of America is entitled to receive a net profits interest from MPC and MEC of 10% until the bank receives a rate of return of 14%, after which the net profits interests reduce to 2%. In 1996 the bank received no payments pursuant to the net profits interests.

     Bank of America will redetermine the borrowing base semi-annually beginning on September 1, 1997. Certain financial covenants become effective after September 1, 1997, including the maintenance of (i)

                           DOMAIN ENERGY CORPORATION
     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) tangible net worth in excess of $3.0 million, (ii) a current ratio greater than 1:1, and (iii) cash flow coverage greater than 1:1 until September 1, 1998 and greater than 3:1 after September 1, 1998.

     INDEBTEDNESS TO FUND VII -- Prior to the Acquisition, Tennessee Gas Pipeline Company ("TGPL"), the former wholly-owning parent of Ventures, was a guarantor with respect to certain indebtedness (the "Michigan Senior Debt") of a partnership formed to participate in a development project in Michigan in which Ventures was at the time a general partner. In connection with the Acquisition, the Company formed Domain Energy Guarantor Corporation ("Guarantor Corporation"), for the sole purpose of assuming the obligations of TGPL under such guaranty. As security for its obligations under the guaranty, Guarantor Corporation purchased an $8.0 million certificate of deposit issued by the lender in respect of the Michigan Senior Debt and assigned and pledged such certificate to the lender.

     To enable Guarantor Corporation to purchase the $8.0 million certificate pledged as collateral for its guaranty of the Michigan Senior Debt, First Reserve Fund VII, Limited Partnership ("Fund VII"), the Company's sole stockholder at December 31, 1996, loaned Guarantor Corporation $8.0 million evidenced by a Subordinated Promissory Note dated December 31, 1996 (the "Note"). The full principal amount of the Note matures on December 31, 1999. Interest accrues on the Note at a rate per annum equal to the interest rate per annum earned by Guarantor Corporation on the $8.0 million certificate and is payable quarterly. The obligations of Guarantor Corporation under the Note are expressly made subordinate and subject in right of payment to the prior payment in full of the Michigan Senior Debt. As the Company expects that in 1997 the Michigan properties will be sold, the Michigan Senior Debt will be repaid, the restrictions on the certificate of deposit will be removed, and the Note will be repaid, the Note has been classified at December 31, 1996 as current maturities of long-term debt.

     WESTSHORE LOAN AGREEMENT -- Effective October 1, 1996, Westshore Processing Company, L.L.C. ("Westshore") and MPC entered into a non-recourse loan agreement. This agreement provides term financing from Westshore to MPC for construction of a 10-inch diameter natural gas pipeline. The note accrues interest at an annual rate of 5.98%, compounded semi-annually, with all outstanding principal and interest due and payable on the completion of the pipeline. The Company at December 31, 1996 had outstanding debt under this agreement in the amount of $7.7 million.

6.  RELATED PARTY TRANSACTIONS

     GENERAL AND ADMINISTRATIVE EXPENSES -- Prior to the Acquisition, the Company paid an affiliate of the Parent for various administrative support services. Included in general and administrative expenses was approximately $1.3 million and $4.8 million for the years ended December 31, 1995 and 1996.

     Prior to the Acquisition, the Parent also advanced various amounts to the Company for working capital and capital expenditure requirements. The Parent did not charge the Company any interest expense on the funds utilized by the Company. The average amounts of advances outstanding from the Parent were approximately $31.6 million, $107.7 million and $118.5 million for the years ended December 31, 1994, 1995 and 1996, respectively. A summary of the activity in the advances from Parent account follows (in thousands):

                                          1994        1995        1996
                                       ----------  ----------  ----------
Beginning balance, January 1,........  $   19,234  $  103,303  $  110,274
Cash advances, net...................      90,431       5,545       1,737
Charges for administrative costs,
  net................................       3,506       1,270       4,827
Other allocations (accrued taxes)....      (9,868)        156       4,734
Acquisition..........................      --          --        (121,572)
                                       ----------  ----------  ----------
Ending balance, December 31..........  $  103,303  $  110,274  $   --
                                       ==========  ==========  ==========

                           DOMAIN ENERGY CORPORATION
     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In connection with the Acquisition, the Company agreed to pay First Reserve Corporation ("First Reserve"), the managing partner of Fund VII, a fee of $500,000. First Reserve has waived its right to receive this fee effective upon consummation of the Offering.

7.  STOCKHOLDERS' EQUITY

     COMMON STOCK -- Immediately prior to the Offering the Company will be authorized to issue up to 25,000,000 shares of Common Stock, $.01 par value per share. As of December 31, 1996, there were 9519.4717 shares of Common Stock issued and outstanding. Immediately before consummation of the Offering, a 754-for-one stock split will be effected. Holders of Common Stock are entitled to one vote for each share held and are not entitled to cumulative voting for the purpose of electing directors and have no preemptive or similar right to subscribe for, or to purchase, any shares of Common Stock or other securities to be issued by the Company in the future. Accordingly, the holders of more than 50% in voting power of the shares of Common Stock voting generally for the election of directors will be able to elect all of the Company's directors.

     PREFERRED STOCK -- Immediately prior to the Offering the Board of Directors will be authorized, without action by the holders of Common Stock, to issue up to 5,000,000 shares of preferred stock, $.01 par value per share (the
"Preferred Stock"), in one or more series, to establish the number of shares to be included in each such series and to fix the designations, preferences, relative, participating, optional and other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Such matters may include, among others, voting rights, conversion and exchange privileges, dividend rates, redemption rights, sinking fund provisions and liquidation rights that could be superior and prior to the Common Stock. As of December 31, 1996, no shares of preferred stock were issued and outstanding.

     STOCK PURCHASE AND OPTION PLAN -- The Company recently adopted the Amended and Restated 1996 Stock Purchase and Option Plan for Key Employees of Domain Energy Corporation and Affiliates (the "Stock Purchase and Option Plan"). The Stock Purchase and Option Plan authorizes the issuance of options to acquire up to 867,100 shares of Common Stock and the Company has reserved 867,100 shares of Common Stock for issuance in connection therewith. The Stock Purchase and Option Plan will be administered by the Compensation Committee of the Board of Directors. Pursuant to the Stock Purchase and Option Plan, the Company may grant to employees, directors or other persons having a unique relationship with the Company or its affiliates, singly or in combination, Incentive Stock Options, Other Stock Options, Stock Appreciation Rights, Restricted Stock, Purchase Stock, Dividend Equivalent Rights, Performance Units, Performance Shares or Other Stock-Based Grants, in each case as such terms are defined therein. The terms of any such grant will be determined by the Compensation Committee and set forth in a separate grant agreement. The exercise price will be at least equal to 100% of fair market value of the Common Stock on the date of grant in the case of Incentive Stock Options and the exercise price of Other Stock Options will be at least equal to 50% of fair market value of the Common Stock on the date of grant, provided that options to purchase up to 433,550 shares of Common Stock may be granted with an exercise price equal to $.01 per share, which is the par value of the Common Stock. Non-Qualified Stock Options and Other Stock Options may be exercisable for up to ten years.

     On February 21, 1997 (the "Grant Date"), the Company granted to the officers of the Company, pursuant to separate Non-Qualified Stock Option Agreements (collectively the "Stock Option Agreements") between the Company and each of such persons, options to purchase a total of 754,000 shares of Common Stock under the Stock Purchase and Option Plan. In addition, the Company has granted options to purchase an aggregate of 95,702 shares of Common Stock to other employees of the Company. Under the terms of the Stock Option Agreements, 50% of the options granted to each such person are designated as time options (collectively, the "Time Options"), with an exercise price equal to $4.18 per share, and 50%

                           DOMAIN ENERGY CORPORATION
     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) are designated as performance options (collectively, the "Performance Options"), with an exercise price equal to $.01 per share. The Time Options become exercisable as to 20% of the shares of Common Stock subject thereto on the first anniversary of the Grant Date and are exercisable as to an additional 20% of such shares upon each anniversary of the Grant Date thereafter. The Performance Options become exercisable at any time following the second anniversary of the Grant Date, when the Investment Return Hurdle (as such term is defined) is met; provided that the Performance Options become exercisable as to 100% of the shares of Common Stock subject thereto on the ninth anniversary of the Grant Date.

     MANAGEMENT INVESTOR SUBSCRIPTION AGREEMENTS AND RELATED TRANSACTIONS -- On February 21, 1997, each of the Company's officers (the "Management Investors") entered into a Management Investor Subscription Agreement with the Company pursuant to which the Management Investors purchased an aggregate of 390,311 shares of Common Stock at an average price of $4.18 per share. To facilitate such purchases, the Company loaned the Management Investors an aggregate of approximately $546,000. All such indebtedness of such persons accrues interest at the rate of 8% per annum, payable semiannually; provided that each Management Investor may elect to satisfy his or her semiannual interest payment obligation by increasing the principal amount of the indebtedness owed to the Company by the amount of interest otherwise payable. As security for such loans made by the Company, each Management Investor pledged to the Company, and granted a first priority security interest in, the shares of Common Stock purchased by such Management Investor pursuant to its respective Management Investor Subscription Agreement and is required to pledge, and grant a first priority security interest in, all other shares of Common Stock that each such person may subsequently acquire, including, without limitation, upon exercise of options to purchase shares of Common Stock. In addition, in April 1997, other employees of the Company purchased 95,702 shares of Common Stock at an average price of $4.18 per share.

     OPTION TO ACQUIRE COMMON STOCK -- Pursuant to the Subscription Agreement, dated December 31, 1996 (the "First Reserve Subscription Agreement"), between the Company and Fund VII, the Company granted to Fund VII an option (the "First Reserve Option") to acquire 1,914,048 shares of Common Stock for an aggregate purchase price of $8.0 million plus any cash interest payment on the Note (see
Note 5) actually received by Fund VII (the "Option Price"). The Option Price may be paid by Fund VII (i) prior to the date on which the Note has been paid in full, by delivery to the Company of the Note together with the payment in cash of any principal or interest payments on the Note previously received by Fund VII and (ii) after the date on which the Note has been paid in full, by payment of the Option Price in cash. Fund VII has waived its right to exercise the First Reserve Option effective upon consummation of the Offering. The Note will be paid in full upon consummation of the Offering with the proceeds of the liquidation of the $8.0 million certificate pledged as collateral by Guarantor Corporation for its guaranty of the Michigan Senior Debt.

8.  INCOME TAXES

     The provision for income taxes consists of the following (in thousands):

                                           YEAR ENDED DECEMBER 31,
                                       -------------------------------
                                         1994       1995       1996
                                       ---------  ---------  ---------
Federal:
     Current.........................  $  (7,082) $    (518) $  (2,965)
     Deferred........................      7,606      1,241      6,838
State:
     Current.........................     (1,798)       (14)       657
     Deferred........................      2,379        152      1,021
                                       ---------  ---------  ---------
Income tax expense...................  $   1,105  $     861  $   5,551
                                       =========  =========  =========

                           DOMAIN ENERGY CORPORATION
     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table sets forth a reconciliation of the statutory federal income tax with the Company's effective taxes allocated by the Parent (in thousands):

                                         1994       1995       1996
                                       ---------  ---------  ---------
Income before income taxes...........  $   2,079  $   2,215  $  13,591
Income tax computed at statutory
  rates..............................        727        775      4,757
State taxes, net of federal
  benefit............................        378         89        950
Other................................     --             (3)      (156)
                                       ---------  ---------  ---------
Income tax expense...................  $   1,105  $     861  $   5,551
                                       =========  =========  =========

     Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts calculated for income tax purposes.

     The Company's deferred tax liability as of December 31, 1995 was $13,349,000. This amount represents the temporary difference in the tax and book basis of the Company's oil and natural gas properties and investments.

     As of December 31, 1996, the Company had no deferred tax liability. As a result of the Acquisition and the corresponding election made by El Paso and the Company to step-up the tax basis in the assets acquired, there are no temporary differences in the carrying amounts of assets and liabilities for financial reporting and income tax purposes.

9.  COMMITMENTS AND CONTINGENCIES

     From time to time, the Company is a party to certain lawsuits and claims arising in the ordinary course of business. While the outcome of lawsuits and claims cannot be predicted with certainty, management does not expect these matters to have a materially adverse effect on the Company's financial condition, results of operations or cash flow.

     401(K) PLAN -- Effective December 31, 1996, the Company has offered its employees an employee 401(k) savings plan (the "401(k) Plan"). The 401(k) Plan covers all employees and entitles each to contribute up to 15% of his or her annual compensation subject to maximum limitations imposed by the Internal Revenue Code. The 401(k) Plan allows for employer matching of up to 8% of the employee's contributions based on years of participation in the plan, including years of participation in the 401(k) plan previously offered by Tenneco.

10.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                            QUARTER ENDED
                                        ------------------------------------------------------
                                        MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,
                                          1995         1995          1995           1995(1)
                                        ---------    --------    -------------    ------------
                                                            (IN THOUSANDS)
Revenues.............................    $ 6,499     $  7,546       $ 7,681         $ 15,921
Operating income (loss)..............       (115)         757          (208)           1,781

                                                            QUARTER ENDED
                                        ------------------------------------------------------
                                        MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,
                                          1996         1996          1996           1996(1)
                                        ---------    --------    -------------    ------------
                                                            (IN THOUSANDS)
Revenues.............................    $15,215     $ 15,743       $14,151         $ 12,213
Operating income (loss)..............      4,764        6,763         2,755             (221)

------------
(1) The fourth quarter 1995 includes a charge for corporate overhead of $1.3 million. The fourth quarter 1996 includes $2.1 million of corporate overhead which is $1.2 million greater than the average of the first three quarters. This amount includes costs related to the merger between Tenneco and an affiliate of El Paso.

                           DOMAIN ENERGY CORPORATION
     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11. SUPPLEMENTARY FINANCIAL INFORMATION ON OIL AND NATURAL GAS EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES (UNAUDITED)

     This footnote provides unaudited information required by SFAS No. 69, "Disclosures About Oil and Gas Producing Activities."

     CAPITALIZED COSTS -- Capitalized costs and accumulated depreciation, depletion and amortization relating to the Company's oil and gas producing activities, all of which are conducted within the continental United States, are summarized below (in thousands):

                                       YEAR ENDED DECEMBER 31,
                                       ---------------------
                                          1995       1996
                                       ----------  ---------
Proved producing oil and gas
  properties.........................  $  100,058  $  68,329
Unevaluated properties...............      37,917     20,319
                                       ----------  ---------
                                          137,975     88,648
Less: Accumulated depreciation,
  depletion and amortization.........     (26,251)    --
                                       ----------  ---------
Net capitalized costs................  $  111,724  $  88,648
                                       ==========  =========

     COSTS INCURRED -- Costs incurred in oil and gas property acquisition, exploration and development activities are summarized below (in thousands):

                                           YEAR ENDED DECEMBER 31,
                                       -------------------------------
                                         1994       1995       1996
                                       ---------  ---------  ---------
Property acquisition costs:
     Unproved........................  $   1,967  $   3,207  $     732
     Proved..........................     63,234     15,186     22,596
Exploration costs....................     15,121     23,677     12,126
Development costs....................      4,883      7,834     15,163
                                       ---------  ---------  ---------
Total costs incurred.................  $  85,205  $  49,904  $  50,617
                                       =========  =========  =========

     RESERVES -- Proved reserves are estimated quantities of oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

     Proved oil and natural gas reserve quantities and the related discounted future net cash flows before income taxes for the periods presented are based on estimates prepared by DeGolyer and MacNaughton, Netherland, Sewell & Associates, Inc., and other third-party independent petroleum engineers. Such estimates have been prepared in accordance with guidelines established by the Securities and Exchange Commission.

                           DOMAIN ENERGY CORPORATION
     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company's net ownership interests in estimated quantities of proved oil and natural gas reserves and changes in net proved reserves, all of which are located in the continental United States, are summarized below. These quantities include the minority interest in the Michigan properties which are consolidated.

                                         OIL, CONDENSATE AND NATURAL GAS LIQUIDS
                                                          (BBLS)
                                       --------------------------------------------
                                           1994           1995            1996
                                       ------------  --------------  --------------
Proved developed and undeveloped
  reserves:
     Beginning of year...............       419,253       4,109,442       2,197,181
     Revisions of previous
       estimates.....................      (130,555)       (704,308)       (929,352)
     Purchases of oil and gas
       properties....................     3,713,694       1,713,328      10,151,444
     Extensions and discoveries......       190,050         179,224         180,286
     Sales of oil and gas
       properties....................       --           (2,676,505)       (127,305)
     Production......................       (83,000)       (424,000)       (574,175)
                                       ------------  --------------  --------------
     End of year.....................     4,109,442       2,197,181      10,898,079
                                       ============  ==============  ==============
Proved developed reserves at end of
  year...............................     3,124,873       1,701,656       9,442,495
Minority interest:
     Proved developed and
       undeveloped, end of year......       --             --               812,000
     Proved developed, end of year...       --             --               378,000

                                                    NATURAL GAS (MCF)
                                       --------------------------------------------
                                           1994           1995            1996
                                       ------------  --------------  --------------
Proved developed and undeveloped
  reserves:
     Beginning of year...............    10,073,576      73,398,877      82,682,380
     Revisions of previous
       estimates.....................    (4,525,096)      5,769,806       4,913,237
     Purchases of oil and gas
       properties....................    64,489,577      19,898,227      31,795,351
     Extensions and discoveries......     5,694,820      13,083,241       4,743,646
     Sales of oil and gas
       properties....................       --          (11,402,771)     (3,218,665)
     Production......................    (2,334,000)    (18,065,000)    (21,577,575)
                                       ------------  --------------  --------------
     End of year.....................    73,398,877      82,682,380      99,338,374
                                       ============  ==============  ==============
Proved developed reserves at end of
  year...............................    58,005,413      65,178,731      83,229,776
                                       ============  ==============  ==============
Minority interest:
     Proved developed and
       undeveloped, end of year......       --             --            10,238,000
     Proved developed, end of year...       --             --             9,096,000

                           DOMAIN ENERGY CORPORATION
     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                      TOTAL (MMCFE)
                                       --------------------------------------------
                                           1994           1995            1996
                                       ------------  --------------  --------------
Proved developed and undeveloped
  reserves:
     Beginning of year...............    12,589,094      98,055,529      95,865,466
     Revisions of previous
       estimates.....................    (5,308,426)      1,543,958        (662,875)
     Purchases of oil and gas
       properties....................    86,771,741      30,178,195      92,704,015
     Extensions and discoveries......     6,835,120      14,158,585       5,825,362
     Sales of oil and gas
       properties....................       --          (27,461,801)     (3,982,495)
     Production......................    (2,832,000)    (20,609,000)    (25,022,625)
                                       ============  ==============  ==============
     End of year.....................    98,055,529      95,865,466     164,726,848
                                       ============  ==============  ==============
Proved developed reserves at end of
  year...............................    76,754,651      75,388,667     139,884,746
                                       ============  ==============  ==============
Minority interest:
     Proved developed and
       undeveloped, end of year......       --             --            15,110,000
     Proved developed, end of year...       --             --            11,364,000

     STANDARDIZED MEASURE -- The table of the Standardized Measure of Discounted Future Net Cash Flows relating to the Company's ownership interests in proved oil and gas reserves as of year end is shown below (in thousands):

                                               AS OF DECEMBER 31,
                                       ----------------------------------
                                          1994        1995        1996
                                       ----------  ----------  ----------
Future cash inflows..................  $  170,237  $  210,818  $  552,026
Future oil and natural gas operating
  expenses...........................     (47,895)    (43,204)   (253,230)
Future development costs.............     (40,622)    (38,680)    (32,922)
Future income tax expenses...........        (852)    (14,422)    (67,346)
                                       ----------  ----------  ----------
Future net cash flows................      80,868     114,512     198,528
10% annual discount for estimated
  timing of cash flows...............     (12,376)    (15,513)    (41,351)
                                       ----------  ----------  ----------
Standardized measure of discounted
  future net cash flows..............  $   68,492  $   98,999  $  157,177
                                       ==========  ==========  ==========

     The table of Standardized Measure of Discounted Future Net Cash Flows includes the consolidation of the Michigan properties for 1996. The minority interest's share of standardized measure of future net cash flows is approximately $14,400.

     Future cash flows are computed by applying year end prices of oil and natural gas to year end quantities of proved oil and natural gas reserves. Future operating expenses and development costs are computed primarily by the Company's petroleum engineers by estimating the expenditures to be incurred in developing and producing the Company's proved oil and natural gas reserves at the end of the year, based on year end costs and assuming continuation of existing economic conditions.

     Future income taxes are based on year end statutory rates, adjusted for operating loss carryforwards and tax credits. A discount factor of 10% was used to reflect the timing of future net cash flows. The standardized measure of discounted future net cash flows is not intended to represent the replacement cost or fair market value of the Company's oil and gas properties.

     The standardized measure of discounted future net cash flows does not purport, nor should it be interpreted, to present the fair value of the Company's oil and natural gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as

                           DOMAIN ENERGY CORPORATION
     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) proved, anticipated future changes in prices and costs, and a discount factor more representative of the time value of money, and the risks inherent in reserve estimates.

     CHANGE IN STANDARDIZED MEASURE -- Changes in standardized measure of future net cash flows relating to proved oil and gas reserves are summarized below (in thousands):

                                          1994        1995        1996
                                       ----------  ----------  ----------
Changes due to current year
  operations:
     Sales of oil & gas, net of
       production costs..............  $   (3,532) $  (26,200) $  (40,530)
     Sales of reserves in place......      --         (20,027)     (4,639)
     Extensions & discoveries........       4,977      18,595       7,941
     Purchase of reserves in place...      54,134      21,143      68,737
     Future development costs
       incurred......................       4,883       7,834       7,270
Changes due to revisions in
  standardized variables
     Price & production costs........      (8,793)     23,926      50,846
     Revisions of previous quantity
       estimates.....................     (10,008)       (950)     (5,095)
     Estimated future development
       costs.........................      (4,535)     (8,825)     (1,187)
     Income taxes....................       8,185     (11,613)    (37,069)
     Accretion of discount...........       1,211       6,181      10,393
     Production rates (timing) and
       other.........................      11,363      20,443       1,511
                                       ----------  ----------  ----------
Net increase.........................      57,885      30,507      58,178
Beginning of year....................      10,607      68,492      98,999
                                       ----------  ----------  ----------
End of year..........................  $   68,492  $   98,999  $  157,177
                                       ==========  ==========  ==========

     Sales of oil and natural gas, net of oil and natural gas operating expenses, are based on historical pre-tax results. Sales of oil and gas properties, extensions and discoveries, purchases of minerals in place and the changes due to revisions in standardized variables are reported on a pre-tax discounted basis.

                            DEGOLYER AND MACNAUGHTON
                                ONE ENERGY SQUARE
                               DALLAS, TEXAS 75206

                                APPRAISAL REPORT
                                      AS OF
                                DECEMBER 31, 1996
                                       ON
                                CERTAIN INTERESTS
                                    OWNED BY
                       DOMAIN ENERGY VENTURES CORPORATION
                                       AND
                      DOMAIN ENERGY PRODUCTION CORPORATION

                                 PROVED RESERVES

FOREWARD

SCOPE OF INVESTIGATION

     This report presents an appraisal, as of December 31, 1996, of the extent and value of the proved crude oil, condensate, and natural gas reserves of certain property interests owned by (i) Domain Energy Ventures Corporation (Domain), (ii) the Matrix Limited Partnership owned by Domain, and (iii) Domain Energy Production Corporation through the Investment Fund I (DEPC Fund I) and the Investment Fund II (DEPC Fund II). DEPC Fund I is composed of four investors, one of which is Domain Energy Corporation. Domain Energy Corporation is the managing partner for DEPC Fund I and its ownership interest is 10 percent of the total working interest owned by DEPC Fund I. The other investors participate as net profits interest owners in the remaining 90 percent of the total working interest taken by DEPC Fund I. The interests evaluated herein are the total of Domain Energy Corporation's 10 percent and the 90 percent owned by the other three Participants in DEPC Fund I. DEPC Fund II is composed of four investors, one of which is Domain Energy Corporation. Domain Energy Corporation is the managing partner for DEPC Fund II and its ownership interest is 30 percent of the total working interest owned by DEPC Fund II. The other investors participate as net profits interest owners in the remaining 70 percent of the total working interest taken by DEPC Fund II. The interest evaluated herein are the total of Domain Energy Corporation's 30 percent and the 70 percent owned by the other three participants in DEPC Fund II. Those properties consist of certain productive leasehold interests located in Alabama, Louisiana, Mississippi, and Texas and offshore from Alabama, Louisiana, and Texas.

     This report estimates values for proved reserves using initial prices and costs based on data provided by Domain with no increases in the future based on inflation. A detailed explanation of the future price and cost assumptions is included in the Valuation of Reserves section of this report.

     Reserves estimated in this report are expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum remaining to be produced from these properties after December 31, 1996. Net reserves are defined as that portion of the gross reserves attributable to the interests of Domain, DEPC Fund I, or DEPC Fund II after deducting royalties and interests owned by others.

     Values of the net reserves in this report are expressed in terms of estimated future gross revenue, future net revenue, and present worth. Future gross revenue is that revenue which will accrue from the production and sale of the estimated production taxes, operating expenditures, and capital costs from the future gross revenue. Operating expenditures include field operating costs, ad valorem taxes, and the estimated expenses of direct supervision but do not include that portion of general administrative costs sometimes allocated to production. Future income tax expenses were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at a specified arbitrary discount rate compounded

DEGOLYER AND MACNAUGHTON

monthly over the expected period of realization. This report shows present worth values using a discount rate of 10 percent.

     Estimates of oil, condensate, and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

AUTHORITY

     This report was prepared at the request of Mr. Douglas H. Woodul, Vice President -- Production, Domain.

SOURCE OF INFORMATION

     Information used in the preparation of this report was obtained from the Domain files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Domain with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

DEGOLYER AND MACNAUGHTON

                           CLASSIFICATION OF RESERVES

     Petroleum reserves included in this report are classified as proved and are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs as of the date the estimate is made, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

          PROVED -- Reserves that have been proved to a high degree of certainty by analysis of the producing history of a reservoir and/or by volumetric analysis of adequate geological and engineering data. Commercial productivity has been established by actual production, successful testing, or in certain cases by favorable core analyses and electrical-log interpretation when the producing characteristics of the formation are known from nearby fields. Volumetrically, the structure, areal extent, volume, and characteristics of the reservoir are well defined by a reasonable interpretation of adequate subsurface well control and by known continuity of hydrocarbon-saturated material above known fluid contacts, if any, or above the lowest known structural occurrence of hydrocarbons.

          DEVELOPED -- Reserves that are recoverable from existing wells with current operating methods and expenses.

          Developed reserves include both producing and nonproducing reserves. Estimates of producing reserves assume recovery by existing wells producing from present completion intervals with normal operating methods and expenses. Developed nonproducing reserves are in reservoirs behind the casing or at minor depths below the producing zone and are considered proved by production from other wells in the field, by successful drill-stem tests, or by core analyses from the particular zones. Nonproducing reserves require only moderate expense to be brought into production.

          UNDEVELOPED -- Reserves that are recoverable from additional wells yet to be drilled.

          Undeveloped reserves are those considered proved for production by reasonable geological interpretation of adequate subsurface control in reservoirs that are producing or proved by other wells but are not recoverable from existing wells. This classification of reserves requires drilling of additional wells, major deepening of existing wells, or installation of enhanced recovery or other facilities.

     Reserves recovered by enhanced recovery methods, such as injection of external fluids to provide energy not inherent in the reservoirs, may be classified as proved developed or proved undeveloped reserves depending upon the extent to which such enhanced recovery methods are in operation. These reserves are considered to be proved only in cases where a successful fluid injection program is in operation, a pilot program indicates successful fluid injection, or information is available concerning the successful application of such methods in the same reservoir and it is reasonably certain that the program will be implemented.

DEGOLYER AND MACNAUGHTON

                             ESTIMATION OF RESERVES

     Estimates of reserves were prepared by the use of standard geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

     When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and original gas in place (OGIP). Structure maps were prepared to delineate each reservoir, and isopach maps were constructed to estimate reservoir volumes. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to calculate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material balance and other engineering methods were used to estimate OOIP or OGIP.

     Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. An analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the calculation of reserves.

     For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production based on current economic conditions.

     In certain cases, when the previously named methods could not be used, reserves were estimated by analogy with similar wells or reservoirs for which more complete data were available.

     Future oil and gas producing rates estimated for this report are based on production rates considering the most recent data available or, in certain cases, are based on estimates provided by Domain. The rates used for future production are estimated to be within the capacity of a well or reservoir to produce.

     Data available from wells drilled on the appraised properties through December 31, 1996, were used in estimating gross ultimate recovery. Gross production estimated to December 31, 1996, when applicable, was deducted from gross ultimate recovery to arrive at estimates of gross reserves. This required that production rates be estimated for up to 5 months since production data were available only through July 1996 in certain fields.

      Gas reserves are expressed as salable reserves at a temperature of 60 degrees Fahrenheit (degree F) and at the legal pressure bases of the states or areas in which the reserves are located. Condensate reserves estimated herein are those to be obtained by normal separator recovery.

DEGOLYER AND MACNAUGHTON

     The proved reserves, as of December 31, 1996, of the properties appraised are estimated as follows, expressed in barrels (bbl) and thousands of cubic feet
(Mcf):

                                     GROSS RESERVES                NET RESERVES
                              ----------------------------   -------------------------
                                OIL AND                       OIL AND
                              CONDENSATE         GAS         CONDENSATE       GAS
                                 (BBL)          (MCF)          (BBL)         (MCF)
                              -----------   --------------   ----------   ------------
DOMAIN
Proved
     Developed.............   275,866,767      410,903,065    7,740,848     46,979,647
     Undeveloped...........       268,052       40,304,512       46,463      9,744,742
                              -----------   --------------   ----------   ------------
Total Proved...............   276,134,819      451,207,577    7,787,311     56,724,389

MATRIX LIMITED PARTNERSHIP
Proved
     Developed.............        36,473       38,804,681        7,685      3,940,863
     Undeveloped...........         3,333        2,564,000          178        137,217
                              -----------   --------------   ----------   ------------
Total Proved...............        39,806       41,368,681        7,863      4,078,080

DEPC FUND I
Proved
     Developed.............       359,641       86,955,018       49,983     14,317,813
     Undeveloped...........        70,875       11,120,000       15,571      2,620,854
                              -----------   --------------   ----------   ------------
Total Proved...............       430,516       98,075,018       65,554     16,938,667

DEPC FUND II
Proved
     Developed.............             0          888,744            0        149,922
     Undeveloped...........             0                0            0              0
                              -----------   --------------   ----------   ------------
Total Proved...............             0          888,744            0        149,922

DEGOLYER AND MACNAUGHTON

                             VALUATION OF RESERVES

     Revenue values in this report were estimated using the initial prices and costs, as of December 31, 1996, provided by Domain. Future prices were estimated using guidelines established by the Securities and Exchange Commission (SEC) and the Financial Accounting Standards Board (FASB). The initial and future prices and producing rates used in this report have been reviewed by Domain and it has represented that the gas prices and rates used herein are those that Domain could reasonably expect to receive.

     In this report, values for proved reserves are based on projections of estimated future production and revenue prepared for these properties. The assumptions used for estimating future prices and costs are as follows:

DOMAIN

  OIL AND CONDENSATE PRICES
     Initial oil and condensate prices furnished by Domain range from $19.23 to $24.71 per barrel and are held constant for the producing lives of the properties.

  NATURAL GAS PRICES
     Initial gas prices, also furnished by Domain, range from $1.59 to $4.1403 per thousand cubic feet of gas and are held constant for the producing lives of the properties.

MATRIX LIMITED PARTNERSHIP

  OIL AND CONDENSATE PRICES
     Initial oil and condensate prices furnished by Domain range from $20.98 to $23.39 per barrel and are held constant for the producing lives of the properties.

  NATURAL GAS PRICES
     Initial gas prices, also furnished by Domain, range from $2.50 to $3.9129 per thousand cubic feet of gas and are held constant for the producing lives of the properties.

DEPC FUND I

  OIL AND CONDENSATE PRICES
     Initial oil and condensate prices furnished by Domain range from $22.85 to $24.71 per barrel and are held constant for the producing lives of the properties.

  NATURAL GAS PRICES
     Initial gas prices, also furnished by Domain, range from $1.641 to $4.0122 per thousand cubic feet of gas and are held constant for the producing lives of the properties.

DEPC FUND II

  OIL AND CONDENSATE PRICES
     No oil or condensate reserves are assigned, therefore no price was furnished.

  NATURAL GAS PRICES
     The initial gas price furnished by Domain is $1.641 per thousand cubic feet of gas and are held constant for the producing life of the property.

     For all properties, assumptions used for estimating operating and capital costs are as follows:

DEGOLYER AND MACNAUGHTON

  OPERATING AND CAPITAL COSTS

     Initial estimates of operating costs are based on data furnished by Domain and are used for the lives of the properties with no increases in the future based on inflation. Future capital expenditures are estimated using 1996 values and are not adjusted for inflation.

     The estimated future revenue to be derived from the production and sale of the net proved reserves of the properties appraised herein under the economic assumptions furnished by Domain is summarized as follows:

                                             PROVED         PROVED          TOTAL
                                            DEVELOPED     UNDEVELOPED       PROVED
                                               ($)            ($)            ($)
                                           -----------    -----------   --------------
DOMAIN
     Future Gross Revenue...............   340,203,048     37,704,437      377,907,485
     Production Taxes...................    13,483,172        149,489       13,632,661
     Operating Costs and Ad Valorem
       Taxes............................   185,033,938      3,267,082      188,301,020
     Capital Costs......................    11,954,105      8,535,145       20,489,250
     Future Net Revenue*................   129,731,833     25,752,721      155,484,554
     Present Worth at 10 Percent*.......   108,460,234     14,303,791      122,764,025
MATRIX LIMITED PARTNERSHIP
     Future Gross Revenue...............    12,957,212        541,077       13,498,289
     Production Taxes...................             0              0                0
     Operating Costs and Ad Valorem
       Taxes............................     1,758,862         93,600        1,852,462
     Capital Costs......................       910,967         97,500        1,008,467
     Future Net Revenue*................    10,287,383        349,977       10,637,360
     Present Worth at 10 Percent*.......     9,327,934        244,630        9,572,564
DEPC FUND I
     Future Gross Revenue...............    53,972,978      9,809,858       63,782,836
     Production Taxes...................       387,065        171,027          558,092
     Operating Costs and Ad Valorem
       Taxes............................     3,297,374        517,507        3,814,881
     Capital Costs......................     1,882,791      1,891,348        3,774,139
     Future Net Revenue*................    48,405,748      7,229,976       55,635,724
     Present Worth at 10 Percent*.......    36,128,387      5,484,908       41,613,295
DEPC FUND II
     Future Gross Revenue...............       246,021              0          246,021
     Production Taxes...................        18,452              0           18,452
     Operating Costs and Ad Valorem
       Taxes............................        38,940              0           38,940
     Capital Costs......................             0              0                0
     Future Net Revenue*................       188,629              0          188,629
     Present Worth at 10 Percent*.......       173,247              0          173,247

------------
* Future income tax expenses were not taken into account in the preparation of these estimates.

DEGOLYER AND MACNAUGHTON

     In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, and gas contained in this report has been prepared in accordance with Paragraphs 10-13, 15 and 30(a)-(b) of Statement of Financial Account Standards No. 69 (November
1982) of the FASB and Rules 4-10(a) (1)-(13) of Regulation S-X and Rule 302(b) of Regulation S-K of the SEC; provided, however, (i) certain estimated data have not been provided with respect to changes in reserves information and (ii) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein.

     To the extent the above-enumerated rules regulations, and statements require determinations of an accounting or legal nature or information beyond the scope of our report, we are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DEGOLYER AND MACNAUGHTON

                            SUMMARY AND CONCLUSIONS

     Evaluated herein are certain interests owned by Domain, the Matrix Limited Partnership, and Domain Energy Production Corporation through DEPC Fund I and DEPC Fund II. The appraised properties are located in Alabama, Louisiana, Mississippi, and Texas and offshore from Alabama, Louisiana, and Texas. The net proved reserves, as of December 31, 1996, of the property interests owned by Domain are estimated as follows, expressed in barrels (bbl) and thousands of cubic feet (Mcf):

                                         OIL AND
                                        CONDENSATE       GAS
                                          (BBL)         (MCF)
                                        ----------   ------------
Net Proved Reserves..................    7,787,311     56,724,389

     Revenue and costs attributable to the production and sale of Domain's net proved reserves as of December 31, 1996, of the properties evaluated, under the aforementioned assumptions concerning future prices and costs, are estimated as follows:

                                              PROVED         PROVED          TOTAL
                                            DEVELOPED      UNDEVELOPED       PROVED
                                               ($)             ($)            ($)
                                          --------------   -----------   --------------
DOMAIN
     Future Gross Revenue...............     340,203,048    37,704,437      377,907,485
     Production Taxes...................      13,483,172       149,489       13,632,661
     Operating Costs and Ad Valorem
       Taxes............................     185,033,938     3,267,082      188,301,020
     Capital Costs......................      11,954,105     8,535,145       20,489,250
     Future Net Revenue*................     129,731,833    25,752,721      155,484,554
     Present Worth at 10 Percent*.......     108,460,234    14,303,791      122,764,025

* Future income tax expenses were not taken into account in the preparation of these estimates.

     The net proved reserves, as of December 31, 1996, of the properties owned by the Matrix Limited Partnership are estimated as follows:

                                         OIL AND
                                        CONDENSATE       GAS
                                          (BBL)         (MCF)
                                        ----------   -----------
Net Proved Reserves..................      7,863       4,078,080

     Revenue and costs attributable to the production and sale of Matrix Limited Partnership's net proved reserves as of December 31, 1996, of the properties evaluated, under the aforementioned assumptions concerning future prices and costs, are estimated as follows:

                                             PROVED        PROVED         TOTAL
                                           DEVELOPED     UNDEVELOPED      PROVED
                                              ($)            ($)           ($)
                                          ------------   -----------   ------------
MATRIX LIMITED PARTNERSHIP
     Future Gross Revenue...............    12,957,212     541,077       13,498,289
     Production Taxes...................             0           0                0
     Operating Costs and Ad Valorem
       Taxes............................     1,758,862      93,600        1,852,462
     Capital Costs......................       910,967      97,500        1,008,467
     Future Net Revenue*................    10,287,383     349,977       10,637,360
     Present Worth at 10 Percent*.......     9,327,934     244,630        9,572,564

* Future income tax expenses were not taken into account in the preparation of these estimates.

DEGOLYER AND MACNAUGHTON

     The net proved reserves, as of December 31, 1996, of the properties owned by Domain Energy Production Corporation through DEPC Fund I are estimated as follows:

                                         OIL AND
                                        CONDENSATE       GAS
                                          (BBL)         (MCF)
                                        ----------   ------------
Net Proved Reserves..................     65,554       16,938,667

     Revenue and costs attributable to the production and sale of the net proved reserves, as of December 31, 1996, of the DEPC Fund I properties, under the aforementioned assumptions concerning future prices and costs, are estimated as follows:

                                           PROVED       PROVED         TOTAL
                                         DEVELOPED    UNDEVELOPED      PROVED
                                            ($)           ($)           ($)
                                        ------------  -----------   ------------
DEPC FUND I
     Future Gross Revenue.............    53,972,978   9,809,858      63,782,836
     Production Taxes.................       387,065     171,027         558,092
     Operating Costs and Ad Valorem
       Taxes..........................     3,297,374     517,507       3,814,881
     Capital Costs....................     1,882,791   1,891,348       3,774,139
     Future Net Revenue*..............    48,405,748   7,229,976      55,635,724
     Present Worth at 10 Percent*.....    36,128,387   5,484,908      41,613,295

* Future income tax expenses were not taken into account in the preparation of these estimates.

     The net proved reserves, as of December 31, 1996, of the properties owned by Domain Energy Production Corporation through DEPC Fund II are estimated as follows:

                                         OIL AND
                                        CONDENSATE      GAS
                                          (BBL)        (MCF)
                                        ----------   ---------
Net Proved Reserves..................        0         149,922

     Revenue and costs attributable to the production and sale of the net proved reserves, as of December 31, 1996, of the DEPC Fund II properties, under the aforementioned assumptions concerning future prices and costs, are estimated as follows:

                                            PROVED        PROVED        TOTAL
                                           DEVELOPED    UNDEVELOPED    PROVED
                                              ($)           ($)          ($)
                                           ---------    -----------   ---------
DEPC FUND II
     Future Gross Revenue...............    246,021          0          246,021
     Production Taxes...................     18,452          0           18,452
     Operating Costs and Ad Valorem
       Taxes............................     38,940          0           38,940
     Capital Costs......................          0          0                0
     Future Net Revenue*................    188,629          0          188,629
     Present Worth at 10 Percent*.......    173,247          0          173,247

* Future income tax expenses were not taken into account in the preparation of these estimates.

DEGOLYER AND MACNAUGHTON

     Gas reserves estimated herein are expressed at a temperature base of 60F and at the legal pressure bases of the states or areas in which the reserves are located.

                                          Submitted,

                                          /s/  DeGOLYER and MacNAUGHTON

                                          DeGOLYER and MacNAUGHTON

SIGNED: March 26, 1997                    /s/JAMES W. HAIL, JR., P.E.
                                             James W. Hail, Jr., P.E.
                                             Senior Vice President
                                             DeGolyer and MacNaughton

                                 March 26, 1997

Mr. Herb A. Newhouse
Domain Energy Corporation
1100 Louisiana, Suite 1500
Houston, Texas  77002

Dear Mr. Newhouse:

        In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 1996, to the Domain Energy Ventures Corporation (Domain) interest and the Domain Energy Production Corporation Fund II (DEPC Fund) interest in certain oil and gas properties located in the West Delta 30 Field Area, federal waters offshore Louisiana. This letter summarizes the results of our reports dated February 24, 1997, and February 26, 1997. This report has been prepared using constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC).

        We estimate the net reserves and future net revenue to the Domain interest, as of December 31, 1996, to be:

                                  Net Reserves                      Future Net Revenue
                          ------------------------------     ----------------------------------
                              Oil               Gas                             Present Worth
      Category             (Barrels)           (MCF)             Total              at 10%
----------------------    -------------     ------------     ---------------    ---------------
Proved Developed
  Producing                  92,463             129,699        $     3,600        $   103,100
  Non-Producing             167,675             892,194          3,778,900          3,179,700
Proved Undeveloped          108,610             876,744          4,408,600          3,315,500
                          -------------     ------------     ---------------    ---------------
    Total Proved            368,748           1,898,637        $ 8,191,100        $ 6,598,300

        We estimate the net reserves and future net revenue to the DEPC Fund interest, as of December 31, 1996, to be:

                                  Net Reserves                      Future Net Revenue
                          ------------------------------     ----------------------------------
                              Oil               Gas                             Present Worth
      Category             (Barrels)           (MCF)             Total              at 10%
----------------------    -------------     ------------     ---------------    ---------------
Proved Developed
  Producing                   554,797           778,206        $     6,000        $   610,400
  Non-Producing             1,006,060         5,353,157         22,593,100         19,019,700
Proved Undeveloped            651,665         5,260,459         26,365,500         19,825,300
                          -------------     ------------     ---------------    ---------------
    Total Proved            2,212,522        11,391,822        $48,964,600        $39,455,400

        The oil reserves shown include crude oil and condensate. Oil volumes are expressed in barrels which are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of standard cubic feet (MCF) at the contract temperature and pressure bases.

        The estimated reserves and future revenue shown are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. In accordance with SEC guidelines, our estimates do not include any value for probable or possible reserves which may exist for these properties. Our estimates do not include any value which could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

        Future gross revenue is Domain and DEPC Fund's share of the gross (8/8ths) revenue from the properties. Future net revenue is after deducting future capital costs, operating expenses, any applicable payments to net profits interests, and abandonment costs, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net revenue has been discounted at an annual rate of 10 percent to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

        For the purposes of this report, a field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs which may be incurred due to such possible liability. Also, our estimates do not include any salvage value for the lease and well equipment, but do include our estimates of the costs to abandon the wells, platforms, and production facilities. Abandonment costs are included with other capital investments.

        The oil and gas prices used in this report are the actual prices received on December 31, 1996. Oil and gas prices are held constant in accordance with SEC guidelines.

        Lease and well operating costs are based on operating expense records of Domain Energy Corporation. These costs include the per-well overhead expenses allowed under joint operating agreements along with costs estimated to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of Domain Energy Corporation are not included. Lease and well operating costs are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers, new development wells, and production equipment.

        We have made no investigation of potential gas volume and value imbalances which may have resulted from overdelivery or underdelivery to the Domain or the DEPC Fund interests. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Domain and the DEPC Fund receiving their net revenue interest share of estimated future gross gas production.

        The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. A substantial portion of these reserves are for behind pipe zones and undeveloped locations. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production. As such reserve estimates are usually subject to greater revision than those based on substantial production and pressure data, it may be necessary to revise these estimates up or down in the future as additional performance data become available. The sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions included in this report due to governmental policies and uncertainties of supply and demand. Also, estimates of reserves may increase or decrease as a result of future operations.

        In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering and geological, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions necessarily represent only informed professional judgments.

        The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Domain Energy Ventures Corporation, Domain Energy Corporation, other interest owners, various operators of the properties, and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. We are independent petroleum engineers, geologists, and geophysicists; we do not own an interest in these properties and are not employed on a contingent basis. Basic geologic and field performance data together with our engineering work sheets are maintained on file in our office.

                                               Very truly yours,

                                                /s/ CLARENCE NETHERLAND

================================================================================
  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                         ------------------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary......................     3
Risk Factors............................    12
Use of Proceeds.........................    19
Dividend Policy.........................    20
Capitalization..........................    21
Dilution................................    22
Condensed Pro Forma Financial
  Statements............................    23
Selected Historical Financial Data......    26
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................    27
Business and Properties.................    36
Management..............................    56
Certain Transactions....................    62
Security Ownership of Certain Beneficial
  Owners and Management.................    64
Description of Capital Stock............    64
Shares Eligible for Future Sale.........    66
Underwriting............................    67
Legal Matters...........................    69
Experts.................................    69
Available Information...................    69
Glossary................................    70
Index to Financial Statements...........   F-1
Reports of Independent Petroleum
  Engineers.............................   A-1

                         ------------------------------

  UNTIL       , 1997, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                6,000,000 SHARES

                                 DOMAIN ENERGY
                                  CORPORATION

                                  COMMON STOCK

                         ------------------------------
                              P R O S P E C T U S
                         ------------------------------

                            PAINEWEBBER INCORPORATED
                       PRUDENTIAL SECURITIES INCORPORATED
                         MORGAN KEEGAN & COMPANY, INC.

                         ------------------------------

                                              , 1997

================================================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following are the estimated expenses of the issuance and distribution of the securities being registered payable by the Company.

Securities and Exchange Commission
  Registration Fee...................  $     31,364
NASD filing fee......................        10,850
New York Stock Exchange listing
  fee................................        90,000
Printing and engraving expenses......       150,000
Blue Sky filing fees and expenses....        10,000
Accountants' fees....................       200,000
Counsel fees.........................       400,000
Transfer agent and registrar fees....         5,000
Miscellaneous........................       102,786
                                       ------------
     Total...........................  $  1,000,000
                                       ============
------------
* To be completed by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or to any of its stockholders for monetary damage for a breach of his fiduciary duty as a director, except in the case where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Company's Certificate of Incorporation, a copy of which is filed as Exhibit 3.1, contains a provision which, in substance, eliminates directors' personal liability as set forth above.

     Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Company's Certificate of Incorporation, a copy of which is filed as Exhibit 3.1, contains a provision which, in substance, provides for indemnification as set forth above.

     The Company has purchased directors' and officers' liability insurance, which will indemnify the directors and officers of the Company against damages arising out of certain kinds of claims that might be made against them based on their negligent acts or omissions while acting in their capacity as such.

     The form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement contains certain provisions for indemnification of directors and officers of the Company and the Underwriters against civil liabilities under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     On December 31, 1996, the Company sold 7,177,682 shares of Common Stock at $4.1796 per share to Fund VII and, through a wholly-owned subsidiary of the Company, issued an $8.0 million promissory note in favor of Fund VII, which, at the time of issuance, was convertible, at the option of Fund VII, into

1,914,048 shares of the Company's Common Stock. The Company relied on Section 4(2) of the Securities Act in effecting these transactions.

     On February 21, 1997 the Company sold an aggregate of 390,311 shares of Common Stock at $4.1796 per share to eight members of the Company's management. The Company relied on Section 4(2) of the Securities Act in effecting these transactions.

     On April 3, 1997 the Company sold an aggregate of 95,702 shares of Common Stock at $4.1796 per share to 26 employees of the Company. The Company relied on an exemption under Section 4(2) of the Securities Act in effecting these transactions.

ITEM 16.  EXHIBITS AND FINANCIAL SCHEDULES.

     (a)  Exhibits

      EXHIBIT NO.                                                DESCRIPTION
------------------------  ------------------------------------------------------------------------------------------
           1.1       --   Form of Underwriting Agreement*
           3.1       --   Form of Amended and Restated Certificate of Incorporation of the Company
           3.2       --   Form of Second Amended and Restated By-Laws of the Company
           4.1       --   Securityholders Agreement, dated as of December 31, 1996, among the Company and its
                          Securityholders.
           5.1       --   Opinion of Weil, Gotshal & Manges LLP regarding legality of the securities being registered*
          10.1       --   Stock Purchase Agreement, dated as of December 24, 1996, between El Paso Natural Gas
                          Company and Teleo Ventures, Inc.
          10.2       --   Assignment and Assumption Agreement, dated as of December 31, 1996, between Teleo
                          Ventures, Inc. and the Company
          10.3       --   Credit Agreement, dated as of June 7, 1996, between Domain Energy Finance Corporation
                          (formerly known as Tenneco Ventures Finance Corporation) and Compass Bank -- Houston
          10.4       --   Subscription Agreement, dated as of December 31, 1996, between First Reserve Fund VII,
                          Limited Partnership and the Company
          10.5       --   Amended and Restated Management Investor Subscription Agreement, dated effective as of
                          December 31, 1996, between Michael V. Ronca and the Company
          10.6       --   Management Investor Subscription Agreement, dated as of February 21, 1997, between Herbert
                          A. Newhouse and the Company, with similar agreements with Catherine L. Sliva, Rick G.
                          Lester, Douglas H. Woodul, Steven M. Curran, Dean R. Bouillion and Lucynda S. Herrin
          10.7       --   Promissory Note, dated February 21, 1997, by Michael V. Ronca in favor of the Company, with similar Promissory Notes by Herbert A. Newhouse, Catherine L. Sliva, Rick G. Lester,
                          Douglas H. Woodul, Steven M. Curran and Lucynda S. Herrin
          10.8       --   Pledge Agreement, dated as of February 21, 1997, between the Company and Michael V. Ronca, with similar agreements with Herbert A. Newhouse, Catherine L. Sliva, Rick G. Lester,
                          Douglas H. Woodul, Steven M. Curran and Lucynda S. Herrin
          10.9       --   Employment Agreement, dated as of December 31, 1996, between Michael V. Ronca and the
                          Company
          10.10      --   Credit Agreement, dated as of December 31, 1996, among the Company, Ventures Corporation,
                          Production Corporation, The Chase Manhattan Bank, Compass Bank, Toronto Dominion (Texas),
                          Inc. and The Chase Manhattan Bank as Administrative Agent
          10.11      --   Amended and Restated 1996 Stock Purchase and Option Plan for Key Employees of Domain
                          Energy Corporation and Affiliates
          10.12      --   Amended and Restated Non-Qualified Stock Option Agreement, dated as of April 3, 1997, between the Company and Michael V. Ronca, with similar agreements with Herbert A.
                          Newhouse, Catherine L. Sliva, Rick G. Lester, Douglas H. Woodul, Steven M. Curran, Dean R.
                          Bouillion and Lucynda S. Herrin*
          21.1       --   List of Subsidiaries of the Company

      EXHIBIT NO.                                                DESCRIPTION
------------------------  ------------------------------------------------------------------------------------------
          23.1       --   Consent of Deloitte & Touche LLP
          23.2       --   Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1)
          23.3       --   Consent of DeGolyer
          23.4       --   Consent of Netherland, Sewell
          24.1       --   Power of Attorney (included on page II-4)
          27.1       --   Financial Data Schedule

------------
* To be filed by amendment.

     (b)  Financial Statements Schedules

  SCHEDULE NO.          DESCRIPTION
--------------    -----------------------
      I           Condensed Balance Sheet

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT ON FORM S-1 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS ON APRIL 4, 1997.

                                          DOMAIN ENERGY CORPORATION
                                          By: /s/ MICHAEL V. RONCA
                                          Name:   Michael V. Ronca
                                          Title:  President and Chief
                                                  Executive Officer

                               POWER OF ATTORNEY

     The registrant and each person whose signature appears below hereby designates and appoints Michael V. Ronca and Rick G. Lester and each of them (with full power to each of them to act alone) as its or his attorney-in-fact, with full power of substitution and resubstitution (the "Attorneys-in-Fact"), for it or him and in its or his name, place and stead, in any and all capacities, to execute one or more amendments (including post-effective amendments) to this Registration Statement, which amendments may make such changes in this Registration Statement as the Attorney-in-Fact deems appropriate, and to file each such amendment to this Registration Statement together with all exhibits thereto and any and all documents in connection therewith.

     PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

        NAME                                  TITLE                        DATE
--------------------------------------------------------------------   ---------------
 /s/MICHAEL V. RONCA           President, Chief Executive Officer       April 4, 1997
    MICHAEL V. RONCA             and Director (principal executive
                                 officer)
  /s/RICK G. LESTER            Vice President and Chief Financial       April 4, 1997
     RICK G. LESTER              Officer (principal financial and
                                 accounting officer)
/s/JONATHAN S. LINKER          Director                                 April 4, 1997
   JONATHAN S. LINKER

 /s/STEVEN H. PRUETT           Director                                 April 4, 1997
    STEVEN H. PRUETT

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
  Domain Energy Corporation

We have audited the consolidated balance sheet of Domain Energy Corporation and subsidiaries (the "Company") as of December 31, 1996 and have issued our report thereon dated April 3, 1997 (included elsewhere in the Registration Statement). Our audit also included the financial statement schedule listed in
Item 16 of this Registration Statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated balance sheet taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

Houston, Texas
April 3, 1997

                           DOMAIN ENERGY CORPORATION
                            CONDENSED BALANCE SHEET
          SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                               DECEMBER 31, 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)

               ASSETS
Investments in subsidiaries..........  $  88,777
                                       ---------

             LIABILITIES
Long-term debt.......................  $  61,200

        STOCKHOLDER'S EQUITY
Common stock:
     $0.01 par value, 20,000 shares
      authorized and 9,519.4717
      issued and
       outstanding at December 31,
      1996...........................     --
Additional paid-in capital...........     27,577
Retained earnings....................     --
               Total stockholder's
                 equity..............     27,577
                                       ---------
               Total liabilities and
                 stockholder's
                 equity..............  $  88,777
                                       =========

     The notes to the consolidated balance sheet appearing on pages F-7 through F-20, to the extent applicable, are incorporated herein by reference.

                                      S-2